Follow-Up Materials

06013746

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Datang Int'l Power Generation Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

FILE NO. 82- 5786 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE: 5/22/06

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

12-31-05
AR/S

Diversifying with a Vision

Annual Report 2005


Nuclear
Thermal
Hydropower
Wind

Diversifying with a Vision.

In recent years, the business development of Datang Power has gradually expanded across different regions in China. Building large-scale coal-fired power plants along the Southeastern coast and developing hydropower projects in the Southwestern region, the Company has been mapping out a strategic deployment of its power generation sources. On this basis, Datang Power further achieved a material breakthrough in the development of nuclear power in 2005, while at the same time formulating a development plan for wind power and researching on the development of renewable energy sources. As such, its business is now well balanced with a core of coal-fired power generation supplemented with hydropower, nuclear power and wind power.

Thanks to the vision in starting its strategic deployment several years ago, Datang Power today commands an advantageous position vis-a-vis its peers on its *diversification endeavours. The Company will continue to enhance its integral* capabilities and provide safe and high-quality electricity to the society.

Contents







Company Profile



Datang International Power Generation Company Limited ("Datang Power" or the "Company", formerly Beijing Datang Power Generation Company Limited) was incorporated as a joint stock limited company and registered with the State Administration for Industry and Commerce of the People's Republic of China (the "PRC") on 13th December 1994 and transformed to be a sino-foreign joint stock limited company on 13th May 1998. The Company was renamed to Datang International Power Generation Company Limited on 15th March 2004. As at 31st December 2005, the registered capital of the Company amounted to approximately RMB5.163 billion, with total assets of the Company and its subsidiaries amounting to approximately RMB64.536 billion.

Datang Power was listed in Hong Kong and London on 21st March 1997, raising proceeds of approximately RMB3.7 billion with the issue of approximately 1.431 billion H shares. In 2001, the Company's American Depositary Receipts (ADRs) was approved to be traded in the U.S. over-the-counter market. In September 2003, the Company issued 5-year convertible bonds of US$153.8 million.

As one of the largest independent power producers in China, Datang Power is engaged in the development and operation of power plants, the sale of electricity and thermal power, and the repair and maintenance of power equipment and power-related technical services. Currently, the Company owns 4 operating power plants and manages 20 power generation companies (projects). Total installed capacity in operation amounted to 13,810 MW as at the end of 2005.


35.43%
China Datang Corporation
13.01%
Beijing Energy Investment (Group) Company
13.01%
Hebei Construction Investment Company
10.84%
Tianjin Jinneng Investment Company
27.71%
Holders of H Shares
大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.
100%
Dou He Power Plant (1,550MW)
100%
Gao Jing Power Plant (600MW)
100%
Xia Hua Yuan Power Plant (400MW)
100%
Zhang Jia Kou Power Plant (2,400MW)
75%
Tianjin Datang International Panshan Power Generation Company Limited (1,200MW)
60%
Inner Mongolia Datang International Tuoketuo Power Generation Company Limited (3,600MW)
90.43%
Hebei Datang International Huaze Hydropower Development Company Limited (20MW)
80%
Hebei Datang International Tangshan Thermal Power Company Limited (750MW)
80%
Shanxi Datang International Yungang Thermal Power Company Limited (440MW)
60%
Shanxi Datang International Shentou Power Generation Company Limited (1,000 MW)
80%
Shanxi Datang International Yuncheng Power Generation Company Limited (1,200MW)
55%
Gansu Datang International Liancheng Power Generation Company Limited (600MW)
70%
Yunnan Datang International Honghe Power Generation Company Limited (600MW)
70%
Yunnan Datang International Lixianjiang Hydropower Development Company Limited (1,135MW)
51%
Yunnan Datang International Nalan Hydropower Development Company Limited (150MW)
60%
Yunnan Datang International Wenshan Hydropower Development Company Limited (300MW)
40%
Chongqing Datang International Pengshui Hydropower Development Company Limited (1,750MW)
51%
Chongqing Datang International Wulong Hydropower Development Company Limited (600MW)
45%
Ningxia Datang International Daba Power Generation Company Limited (1,200MW)
75%
Guangdong Datang International Chaozhou Power Generation Company Limited (1,200MW)
51%
Fujian Datang International Ningde Power Generation Company Limited (1,200MW)
70%
Hebei Datang International Wangtan Power Generation Company Limited (1,200MW)
90%
Jiangsu Datang International Lusigang Power Generation Company Limited (2,400MW)
-
Zhejiang Datang International Wushashan Power Project (2,400MW)

Corporate Philosophy



Our Corporate Values

Team spirit, results oriented and pursuit of excellence

Our Development Strategies

Diversification of Power Generation Structure
Vertical Integration of Business Structure

Major Events in 2005



February	Unit 2 (300 MW) of Gansu Datang International Liancheng Power Generation Company Limited commenced commercial operation.
March	Inner Mongolia Datang International Tuoketuo Power Generation Company Limited Phase III Project received approval from the National Development and Reform Commission (the "NDRC").
April	Guangdong Datang International Chaozhou Power Generation Company Limited Phase I Project received approval from the NDRC.
June	Unit 2 (500 MW) of Shanxi Datang International Shentou Power Generation Company Limited commenced commercial operation.
August	Zhejiang Datang International Wushashan Power Plant Phase I Project received approval from the NDRC.
August	Fujian Datang International Ningde Power Generation Company Limited Phase I Project received approval from the NDRC.
October	Unit 5 (600 MW) of Inner Mongolia Datang International Tuoketuo Power Generation Company Limited commenced commercial operation.
December	Unit 6 (600 MW) of Inner Mongolia Datang International Tuoketuo Power Generation Company Limited commenced commercial operation.
December	Units 1 and 2 (2 x 600 MW) of Hebei Datang International Wangtan Power Generation Company Limited commenced operation.
December	Unit 2 (50 MW) of Yunnan Datang International Nalan Hydropower Development Company Limited commenced operation.

Distribution of the Company's Power Plants

Twenty power companies (projects) managed by Datang Power

1. Tianjin Datang International Panshan Power Generation Company Limited ("Panshan Power Company")
2. Inner Mongolia Datang International Tuoketuo Power Generation Company Limited ("Tuoketuo Power Company")
3. Hebei Datang International Huaze Hydropower Development Company Limited ("Huaze Hydropower Company")
4. Hebei Datang International Tangshan Thermal Power Company Limited ("Tangshan Thermal Power Company")
5. Shanxi Datang International Yungang Thermal Power Company Limited ("Yungang Thermal Power Company")
6. Shanxi Datang International Shentou Power Generation Company Limited ("Shentou Power Company")
7. Shanxi Datang International Yuncheng Power Generation Company Limited ("Yuncheng Power Company")
8. Chongqing Datang International Pengshui Hydropower Development Company Limited ("Pengshui Hydropower Company")
9. Ningxia Datang International Daba Power Generation Company Limited ("Daba Power Company")
10. Guandong Datang International Chaozhou Power Generation Company Limited ("Chaozhou Power Company")
11. Fujian Datang International Ningde Power Generation Company Limited ("Ningde Power Company")
12. Gansu Datang International Liancheng Power Generation Company Limited ("Liancheng Power Company")
13. Yunnan Datang International Honghe Power Generation Company Limited ("Honghe Power Company")
14. Yunnan Datang International Lixianjiang Hydropower Development Company Limited ("Lixianjiang Hydropower Company")
15. Yunnan Datang International Nalan Hydropower Development Company Limited ("Nalan Hydropower Company")
16. Chongqing Datang International Wulong Hydropower Development Company Limited (Wulong Hydropower Company)
17. Yunnan Datang International Wenshan Hydropower Development Company Limited (Wenshan Hydropower Company)
18. Hebei Datang International Wangtan Power Generation Company Limited ("Wangtan Power Company")
19. Zhejiang Datang Wushashan Power Generation Project ("Wushashan Power Project")
20. Jiangsu Datang International Lusigang Power Generation Company Limited ("Lusigang Power Company")


Panshan Power Company


Tuoketuo Power Company


Tangshan Thermal Power Company


Yungang Thermal Power Company


Shentou Power Company


Pengshui Hydropower Company


Chaozhou Power Company


Ningde Power Company


Liancheng Power Company


Honghe Power Company


Lixianjiang Hydropower Company


Nalan Hydropower Company


Wangtan Power Company


Wushashan Power Project

The Four Power Plants Wholly-owned by Dat

[1] Gao Jing Thermal Power Plant [2] Dou He Power Plant [3] Zhang Jia Kou Power Plant 4 Xia Hua Yuan Power Plant




Zhang Jia Kou Power Plant 3
Xia Hua Yuan Power Plant 4
Gao Jing Thermal Power Plant 1 2
Dou He Power Plant
Huaze Hydropower Company
Panshan Power Company
Tangshan Thermal Power Company
Wangtan Power Company
Tuoketuo Power Company
Yungang Thermal Power Company
Shentou Power Company
Daba Power Company
Yuncheng Power Company
Liancheng Power Company
Lusigang Power Company
Wushashan Power Project
Wulong Hydropower Company
Pengshui Hydropower Company
Ningde Power Company
Honghe Power Company
Nalan Hydropower Company
Chaozhou Power Company
Lixianjiang Hydropower Company
Wenshan Hydropower Company

Financial and Operating Highlights

(Amounts expressed in millions of RMB)

Consolidated Income Statement

For the year ended 31st December	2001	2002	2003	2004	**2005**
Net operating revenue	6,550	8,018	9,951	13,584	**17,994**
Profit before taxation	2,146	2,010	2,858	3,663	**3,863**
Taxation	(714)	(672)	(989)	(919)	**(813)**
Profit for the year	1,432	1,338	1,869	2,744	**3,050**
Attributable to:					
– Equity holders of the Company	1,438	1,405	1,812	2,293	**2,351**
– Minority interests	(6)	(67)	57	451	**699**

Note: No analysis of turnover by geographical location has been prepared as 100% of turnover comes from the PRC, and no contribution to profit from any of the geographical location is substantially out of line with normal ratio of profit to turnover.

Consolidated Balance Sheets

As at 31st December	2001	2002	2003	2004	**2005**
Total assets	23,190	26,820	35,544	49,475	**64,536**
Total liabilities	(8,808)	(11,533)	(18,582)	(30,396)	**(43,807)**
Minority interests	(530)	(908)	(1,241)	(1,969)	**(2,404)**
Shareholders' equity	13,852	14,379	15,721	17,110	**18,325**

Consolidated Operating Revenue

(Amounts expressed in millions of RMB)


6,550
8,018
9,951
13,584
17,994
2001
2002
2003
2004
2005

For the year ended 31st December

Consolidated Profit Attributable to the Equity Holders of the Company

(Amounts expressed in millions of RMB)


1,438
1,405
1,812
2,293
2,351
2001
2002
2003
2004
2005

For the year ended 31st December

Consolidated Total Assets

(Amounts expressed in millions of RMB)


23,190
26,820
35,544
49,475
64,536
2001
2002
2003
2004
2005

As at 31st December

Total Installed Capacity

(MW)


5,570
6,170
7,810
10,410
13,810
2001
2002
2003
2004
2005

As at 31st December

Gross Generation

(MWh)


26,477,988
32,277,932
41,195,860
55,853,036
70,987,910
2001
2002
2003
2004
2005

For the year ended 31st December

On-grid Generation

(MWh)


24,590,612
30,119,062
38,650,938
52,449,594
66,679,443
2001
2002
2003
2004
2005

For the year ended 31st December

Equivalent Availability Factor

(%)


92.35
94.12
93.30
93.96
93.15
2001
2002
2003
2004
2005

For the year ended 31st December



Appropriate Growth on

Coal-Fired Power

Build a Solid Profit Platform





In 2005, Datang Power had a total of 3,200 MW of coal-fired generation units that commenced operation. These included Units 5 and 6 at Tuoketuo Power Company, Unit 2 at Shentou Power Company, Unit 2 at Liancheng Power Company and Units 1 and 2 at Wangtan Power Company. In addition, twelve 600MW coal-fired units with capacity totalling 7,200 MW were approved by the NDRC. Datang Power will continue to develop coal-fired projects appropriately, so as to build a solid platform for continued profit growth.

Chairman's Statement



To all shareholders :

In 2005, the Company made various promising achievements in the areas of production, operation and project construction, accelerating its development backed by stronger integral capabilities. The Company led the domestic power industry on several fronts: rapid increase in installed capacity; growth in profits; growth in power generation; project construction duration and construction costs as well as profit margin per kilowatt (kW) and taxation. These strengths together formed an all-round development strategy framework for the Company, which enabled it to become an enterprise with the highest profitability in the domestic power industry and form an effective and competitive management team.

As at 31st December 2005, consolidated total assets of the Company and its subsidiaries and a jointly controlled entity (hereinafter referred to as the "Company and its Subsidiaries") amounted to approximately RMB64,536 million, an increase of approximately RMB15,061 million over the year of 2004 (the "Previous Year"). Consolidated operating revenue amounted to approximately RMB17,994 million, an increase of 32.47% over the Previous Year. Profit attributable to the Company's shareholders amounted to approximately RMB2,351 million, an increase of 2.55% over the Previous Year. Earnings per share was approximately RMB0.46, an increase of RMB0.02 per share over the Previous Year. As at 31st December 2005, total installed capacity of the Company and its Subsidiaries amounted to 13,810 MW.

In the year of 2005 (the "Year"), the Company continued to maintain a high level of safe production with an overall equivalent availability factor of 93.15%. Power generation by the Company and its Subsidiaries increased by approximately 27.10% over the Previous Year. Coal consumption was approximately 350.62g/kWh, a decrease of approximately 1.81g/kWh over the Previous Year. Weighted self-consumption rate was approximately 6.14%, an increase of approximately 0.16% compared to the Previous Year.

The PRC government has established the directive thinking that employs the scientific development perspective to guide the economic and social development of the country, bringing up the two objectives of doubling per capita GDP of year 2000 by year 2010 and reducing power consumption per unit GDP by approximately 20% from the closing of the Tenth Five-Year Plan. Judging from the said circumstances, the development of China's economy in the next five years will witness the following characteristics: (1) China's economy will grow at a steady and relatively fast pace and the existing prominent conflicts and problems will be resolved more quickly given the higher speed of development; (2) the adjustment of the economic structure will be more rapid; the self-innovative ability of enterprises will obviously become stronger; growth of the high-tech industry, high value-added products and a recyclable economy will pick up and industries characterised with high power consumption and high pollution will be strictly controlled; (3) the establishment of a saving-oriented society will be fully rolled out, which will result in higher resources and energy utilisation rates, gradual reduction in per unit power consumption and a declining tendency of the power elasticity coefficient; (4) more harmonious development between the urban and rural areas and across regions, aiming for a gradual improvement in the weaknesses of electricity development; (5) reforms will be reinforced and particularly, significant breakthroughs will be achieved in the reforms in key industry areas and monopolistic industries, while reforms in the power industry will also be deepened.

Under the aforesaid circumstances, in the next five years there will be factors facilitating as well as restricting the growth of electricity demand. There is still much room for the growth of electricity demand, estimated to be not lower than 10%. For the power industry, there will be both opportunities and challenges in the next five years.

In 2006, the Company will seize the unique development opportunities available to the industry, and will continue to pursue rapid, sustainable growth and unceasing enhancement of our integral capabilities. The power generation structure of the Company will transform from the single mode of coal-fired power generation to the development of renewable energy such as hydropower, nuclear power and wind power; and its business structure will transform from purely power generation business to the development of integrated power related upstream and downstream assets chain. On the other hand, the Company will emphasise the balance between the pace of growth and the quality and effectiveness of growth, aiming to achieve synchronous growth in operating scale and effectiveness. The Company will be careful in selecting and optimising its projects, controlling construction costs, and preventing investment and operational risks. In short, the Company will further enhance shareholder value, work hard to maximise profitability and strengthen its competitiveness and productivity, with a view to providing high-quality and safe power supply to the public and pushing forward a rapid, sustainable development of the Company.

Meanwhile, the Company will continue to count on its investors for their views and opinions and to seek effective communication with its shareholders, so as to achieve high management effectiveness and transparency. We will enhance our efforts in communicating with the market in various forms and in cultivating the Company's influence in the market, in an endeavour to uphold its positive image and to procure a continued growth in shareholder value.

Last but not least, may I express my sincere gratitude to all shareholders, various organisations and friends for their trust and support over the year.

Zhai Ruoyu
Chairman

27th March 2006



Intensive Development on

Leverage the Advantages of Diversified Resources



During the Year, Unit 2 at Nalan Hydropower Company commenced operation, which signifies a gradual implementation of the Company's hydropower strategy. Moreover, five 350 MW hydropower generating units of the Company, totalling 1,750 MW in capacity, obtained approval from the NDRC. Datang Power will continue to develop hydropower intensively, leveraging the complementary advantages of different forms of power generation so as to consolidate the Company's competitive strengths in the power market.

Management Discussion and Analysis



(I) Operating Environment

Gross domestic product ("GDP") growth rate in the PRC was approximately 9.9% during the Year. Driven by domestic economic growth, power demand in the PRC grew steadily. The nationwide power generation and power consumption in the PRC during the Year increased by approximately 12.8% and 13.45%, respectively as compared to the Previous Year. The economy and the power generation market of the service areas in which the Company and its Subsidiaries are located maintained rapid growth. During the Year, power generation of the Beijing-Tianjin-Tangshan ("BTT") Power Grid increased by approximately 17.4% as compared to the Previous Year; power generation of the Shanxi Power Grid increased by 20.51% as compared to the Previous Year; power generation of the Gansu Power Grid increased by 11.28% as compared to the Previous Year.

During the Year, the power generated by the Company and its Subsidiaries was mainly transmitted to the BTT Power Grid, the Shanxi Power Grid and the Gansu Power Grid, of which the electricity transmitted to the BTT Power Grid represented 91.28% of the on-grid power generation for the Company and its Subsidiaries; the electricity transmitted to Shanxi Power Grid and Gansu Power Grid represented 4.05% and 4.67%, respectively, of the on-grid power generation for the Company and its Subsidiaries.

During the Year, the sales of electricity of the BTT Power Grid were as follows. Medium-to-large-scale industries remained the key driving force to the growth in power demand while consumption of the residential, commercial and retail sectors still maintained steady growth.

(II) Business Review

During the Year, the Company and its Subsidiaries achieved consolidated operating revenue of approximately RMB17,994 million, representing an increase of approximately 32.47% as compared to the Previous Year, and profit attributable to the shareholders of the Company (the "Shareholders") of approximately RMB2,351 million for the Year, representing an increase of approximately 2.55% as compared to the Previous Year. Earnings per share was approximately RMB0.46, representing an increase of approximately RMB0.02 per share as compared to the Previous Year.

During the year, power generation of the Company and its Subsidiaries increased by 27.10% as compared to the Previous Year, while on-grid power generation increased by 27.13% as compared to the Previous Year.



2004
Others (0.35%)
Retail (16.52%)
Commercial (9.01%)
Residential (10.93%)
Agricultural (1.25%)
Industrial (61.94%)



2005
Others (0.45%)
Retail (16.53%)
Commercial (9.03%)
Residential (10.74%)
Agricultural (1.24%)
Industrial (62.01%)

Power generation units of the Company's subsidiaries with total capacity of 3,250 MW were put into operation, laying a solid foundation for the Company's continued development.

1. Production

As at 31st December 2005, the installed capacity (managed capacity) of operating units owned by the Company and its Subsidiaries totalled 13,810 MW. Total power generation of the Company and its Subsidiaries for the Year amounted to approximately 70.988 million MWh, representing an increase of approximately 27.10% as compared to the Previous Year. Total on-grid generation amounted to approximately 66.680 million MWh for the Year, representing an increase of approximately 27.13% over the Previous Year. The increases in power generation and on-grid generation were mainly attributable to:

(1) Continued increase in power demand: the nationwide power consumption increased by approximately 13.45% for the Year;

(2) Increase in power generation capacity: with seven power generation units of the Company's subsidiaries put into operation during the Year, the Company's managed installed capacity increased by 3,250 MW as compared to the Previous Year;

(3) Generation units operated at a high reliability level: During the Year, the Company placed emphasis on strengthening equipment management and operation management, as well as on enhancing control over equipment utilisation, with a number of equipment deficiencies that had affected the safe and economic operation of generation units being eliminated. Reliability in the operation of generation units was improved, with the equivalent availability factor of generation units being at approximately 93.15% for the Year;

(4) Secured fuel supply: Through optimising the allocation of coal resources and railway transportation capabilities, the Company deployed good organisation on coal planning and delivery so as to ensure fuel supply for the Company's operating power plants.

Certain operation statistics of the Company's four wholly-owned power plants and several subsidiaries for the five years ended 31st December 2005 are set out as follows:



Dou He Power Plant

	2001	2002	2003	2004	**2005**
Installed capacity (MW)	1,550	1,550	1,550	1,550	**1,550**
Gross generation (MWh)	9,487,437	9,206,075	10,021,239	10,418,230	**10,369,045**
On-grid generation (MWh)	8,826,988	8,569,001	9,345,326	9,720,821	**9,675,990**
Utilisation hours (hours)	6,121	5,939	6,465	6,721	**6,690**
Equivalent availability factor (%)	94.45	95.17	93.79	93.05	**95.35**
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	360	362	362	362	**362**



Gao Jing Thermal Power Plant

	2001	2002	2003	2004	**2005**
Installed capacity (MW)	600	600	600	600	**600**
Gross generation (MWh)	3,116,727	3,469,695	3,625,898	3,747,010	**3,774,436**
On-grid generation (MWh)	2,803,954	3,133,434	3,277,119	3,395,492	**3,388,645**
Utilisation hours (hours)	5,195	5,783	6,043	6,245	**6,291**
Equivalent availability factor (%)	90.94	95.68	94.13	93.67	**90.36**
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	405	404	401	399	**394**



Zhang Jia Kou Power Plant

	2001	2002	2003	2004	**2005**
Installed capacity (MW)	2,400	2,400	2,400	2,400	**2,400**
Gross generation (MWh)	10,809,051	12,323,686	13,904,780	15,323,571	**15,124,132**
On-grid generation (MWh)	10,132,866	11,623,376	13,155,686	14,517,811	**14,318,757**
Utilisation hours (hours)	4,855	5,135	5,794	6,385	**6,302**
Equivalent availability factor (%)	91.16	93.02	92.46	94.39	**94.06**
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	347	346	346	345	**344**



Xia Hua Yuan Power Plant

	2001	2002	2003	2004	**2005**
Installed capacity (MW)	400	400	400	400	**400**
Gross generation (MWh)	2,733,054	2,698,145	2,552,497	2,733,993	**2,834,631**
On-grid generation (MWh)	2,532,995	2,519,993	2,384,095	2,553,550	**2,626,561**
Utilisation hours (hours)	6,833	6,745	6,381	6,835	**7,087**
Equivalent availability factor (%)	92.91	96.75	89.93	95.45	**95.49**
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	382	382	382	381	**381**



Panshan Power Company

	2001	2002	2003	2004	**2005**
Installed capacity (MW)	–	1,200	1,200	1,200	**1,200**
Gross generation (MWh)	–	4,354,875	7,204,129	7,766,957	**7,805,321**
On-grid generation (MWh)	–	4,068,694	6,822,632	7,377,667	**7,410,489**
Utilisation hours (hours)	–	4,615	6,003	6,472	**6,504**
Equivalent availability factor (%)	–	93.08	93.94	95.21	**96.00**
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	–	349	343	333	**326**



Tuoketuo Power Company

	2001	2002	2003	2004	**2005**
			Units 1 & 2	Units 1-4	**Units 1-6 (Note 1)**
Installed capacity (MW)	–	–	1,200	2,400	**3,600**
Gross generation (MWh)	–	–	3,593,188	10,489,141	**16,254,506**
On-grid generation (MWh)	–	–	3,391,424	9,893,812	**15,390,574**
Utilisation hours (hours)	–	–	3,102	6,531	**6,239**
Equivalent availability factor (%)	–	–	95.70	92.43	**91.18**
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	–	–	349	341	**344**



Yungang Thermal Power Company

	2001	2002	2003	2004	**2005**
Installed capacity (MW)	–	–	440	440	**440**
Gross generation (MWh)	–	–	268,583	3,120,073	**2,937,490**
On-grid generation (MWh)	–	–	–	2,883,376	**2,703,202**
Utilisation hours (hours)	–	–	–	7,091	**6,676**
Equivalent availability factor (%)	–	–	–	94.03	**95.66**
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	–	–	–	384	**363**



Tangshan Thermal Power Company

	2001	2002	2003	2004	**2005**
Installed capacity (MW)	–	–	–	600	**600+150 (Note 2)**
Gross generation (MWh)	–	–	–	2,112,698	**4,671,703**
On-grid generation (MWh)	–	–	–	2,024,192	**4,351,314**
Utilisation hours (hours)	–	–	–	6,453	**6,581**
Equivalent availability factor (%)	–	–	–	99.67	**91.84**
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	–	–	–	332	**344**



Shentou Power Company

	2001	2002	2003	2004	**2005**
Installed capacity (MW)	–	–	–	500	**1,000 (Note 3)**
Gross generation (MWh)	–	–	–	–	**3,910,860**
On-grid generation (MWh)	–	–	–	–	**3,680,713**
Utilisation hours (hours)	–	–	–	–	**5,520**
Equivalent availability factor (%)	–	–	–	–	**86.58**
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	–	–	–	–	**359**



Liancheng Power Company

	2001	2002	2003	2004	**2005**
Installed capacity (MW)	–	–	–	300	**600 (Note 4)**
Gross generation (MWh)	–	–	–	119,052	**3,284,286**
On-grid generation (MWh)	–	–	–	–	**3,111,938**
Utilisation hours (hours)	–	–	–	–	**5,774**
Equivalent availability factor (%)	–	–	–	–	**95.21**
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	–	–	–	–	**349**

Notes:

(1) Unit 5 and Unit 6 of Tuoketuo Power Company commenced operation in October and December 2005, respectively.

(2) Tangshan Thermal Power Company completed its acquisition of public facilities of former Tangshan Power Plant in 2005, which included three 50 MW coal-fired generating units.

(3) Unit 2 of Shentou Power Company commenced operation in 2005.

(4) Unit 2 of Liancheng Power Company commenced operation in February 2005.

(5) Annual gross generation of two 20 MW hydropower generation units at Huaze Hydropower Company amounted to 21,500 MWh.



While endeavouring to increase power generation, the Company also put a strong emphasis on the implementation of environmental protection projects in accordance with the PRC State's environmental protection requirements. During the Year, the Company completed the desulphurisation upgrade projects for units totalling 1,650 MW, including units at Tangshan Thermal Power Company, Dou He Power Plant and Gao Jing Thermal Power Plant. The desulphurisation projects for Zhang Jia Kou Power Plant, Yungang Thermal Power Company, Panshan Power Company and Shentou Power Company have also commenced. At the same time, renovation works also commenced at the Company and its Subsidiaries with respect to flue gas denitro-oxidisation facilities, of which the project at Gao Jing Thermal Power Plant was classified as a PRC State model project. Upon its completion, Gao Jing Thermal Power Plant will become the only power plant in Beijing that operates with boiler flue gas denitro-oxidisation facilities.

2. Operational Management

The Company and its Subsidiaries achieved consolidated operating revenue of approximately RMB17,994 million during the Year, representing an increase of approximately 32.47% as compared to the Previous Year. Consolidated profit attributable to the equity holders of the Company and its Subsidiaries amounted to approximately RMB2,351 million for the Year, an increase of 2.55% as compared to the Previous Year.

During the Year, the Company and its Subsidiaries faced a tight supply in coal, electricity, oil and transportation means. The imbalance in demand and supply of electricity and coal resulted in a continued substantial upsurge of coal prices. Together with the increases in charges for water supply and environmental protection, the Company's operation was under enormous pressure. As such, the Company and its Subsidiaries strengthened its budget control and implemented cost controls at all levels as well as carried out measures to increase revenue and reduce expenses, so as to enhance profitability for all operating companies which have commenced operation.

(1) The tariff adjustment work pursuant to the fuel-tariff pass-through mechanism and the commencement of operation of desulphurisation units was conscientiously carried out, so as to put the relevant adjusted tariffs in place on time.

(2) Power generation structure was appropriately adjusted in accordance with the profit margins of units so as to enhance the overall profitability of the Company.

(3) The unit fuel costs of the Company and its Subsidiaries were controlled at a level lower than its peers by strengthening fuel costs analysis and scrutinising the change of fuel prices with analysis. More sophisticated energy conservation measures were implemented to lower fuel consumption. The Company's fuel consumption for power generation was decreased by 1.81g/kWh and the consolidated consumption rate of the plants was 6.14%.

(4) Cost controls over works under construction were strengthened so as to reduce construction expenses. During the Year, the Company proactively implemented cost controls at all levels. Costs and construction expenses were under control as soon as the construction of power plants started. A lot of efforts were placed in implementing the legal person accountability system, and reinforcing the concept of the project legal person with respect to full responsibility on project construction, production and operation, as well as loan borrowing and repayment. Remarkable results were achieved, as construction costs on the units that commenced operation or were under construction during the Year were less than initial budgets by over 10%.

3. Business Expansion

During the Year, the Company has achieved considerable development of coal-fired generation and hydropower generation and a total of 3,250 MW of capacity commenced operation. Proposed coal-fired and hydropower generation units with capacity totalling 8,950 MW were approved by the NDRC.

During the Year, the Company implemented new development strategy. The transformation of the Company's power structure from the single mode of coal-fired power generation to the development of renewable energy such as hydropower, nuclear power and wind power is able to (1) diversify the risks of fuel supply and fuel prices, (2) protect the environment and to comply with the State's power assets policy by utilising renewable energy, (3) support the rapid growth of the Company and (4) to realise a better economic and scale effectiveness.



The transformation of the Company's business structure from purely power generation business to the development of integrated power related business chain is able to (1) lock the upstream and downstream resources, secure the sustainable development of power generation business, (2) reduce sector risks by integrating resources and forming business chain and (3) to support the Company's development by creating new profit base for the Company.

Based on such development strategy, during the Year, the Company also made remarkable breakthroughs in the development of nuclear power generation as well as upstream and downstream assets related to coal mining and railway.

(1) Thermal projects: During the Year, newly constructed generation units of the Company and its Subsidiaries, with a total capacity of approximately 3,200 MW, commenced operation. These included Units 5 and 6 (2 x 600 MW) at Tuoketuo Power Company, Unit 2 (500 MW) at Shentou Power Company, Unit 2 (300 MW) at Liancheng Power Company and Units 1 and 2 (2 x 600 MW) at Wangtan Power Company.

    During the Year, 12 x 600 MW coal-fired generation units with capacity totalling 7,200 MW were approved by the NDRC.

(2) Hydropower projects: During the Year, hydropower projects proceeded smoothly, of which Unit 2 (50 MW) at Nalan Hydropower Company commenced operation.

    During the Year, 5 x 350 MW hydropower generation units with capacity totalling 1,750 MW were approved by the NDRC.

(3) Nuclear power projects: During the Year, the Company entered into an investment agreement with Guangdong Nuclear Investment Company Limited, which proposed to participate in the construction of two nuclear power generation units of 1,000 MW each. At present, the project is included in the electric power development scheme of Fujian Province's "Eleventh Five-Year Plan", and was already submitted to the NDRC for including the same in the State's "Eleventh Five-Year Plan".

(4) Other energy projects: During the Year, the Company established a project company with Kailuan Group on a joint venture basis, which proposed to jointly develop coal mine, railway and power plant operations in Weizhou. Unit 2 of Shengli Coal Mine in Inner Mongolia, an open-cut coal mine wholly owned and developed by the Company, obtained exploration rights during the Year. Qiancao Railway, invested in and operated by the Company, commenced normal operation during the Year.

In addition to ongoing developments in hydropower, coal-fired and nuclear power projects, the Company started during the Year to conduct research in the development and utilisation of environmental friendly and renewable energy such as wind power.

4. Performance of the Company's Shares and Investor Relations

During the Year, the Company's H Shares performed well in the secondary market. As at 31st December 2005, the Company's share price closed at HK$5.70, representing a P/E ratio of 13.64. The highest price during the Year


The Asset
Congratulati
to
being v
for b

was HK$6.15, representing a P/E ratio of 14.54. The lowest price during the Year was HK$5.35, representing a P/E ratio of 12.65. The average share price for the Year was HK$5.805, representing an average P/E ratio of 14.71.

At the same time, the Company's management and development performance have won praises from the investment community. During the Year, the Company won two international awards, including "Best Corporate Governance in China" awarded by "The Asset" Magazine in the survey for the Best Corporate Governance Awards 2005. The Company was also named first in the "Best at Utilities in China" in the survey of Among Asia's Best Managed Companies 2005 conducted by "Euromoney", an international reputable finance magazine.

(III) Financial Analysis

1. Operating Results

During the Year, the Company and its Subsidiaries achieved consolidated profit attributable to the equity holders of the Company amounting to RMB2,351 million, representing an increase of approximately 2.55% as compared the Previous Year. The operating results of the Company and its Subsidiaries are set out in the Consolidated Income Statement on p.85.

During the Year, the major factors for the increase and decrease of profits are as follow:

- Power sale revenue increased by RMB4,337 million as compared to the Previous Year, representing a growth of 31.99%. Of this amount, the increase in power sale revenue as a result of rise of tariffs amounted to RMB660 million, while the increase in power sale revenue attributable to power generation growth amounted to RMB3,677 million.

- Fuel costs increased by RMB2,580 million or 52.11% as compared to the Previous Year, of which the increase in fuel costs as a result of a rise in on-grid electricity volume amounted to approximately RMB1,335 million. Substantial rise in fuel prices has pushed up the unit fuel cost, which has in turn led to an increase of fuel costs of RMB1,147 million. The increase in fuel costs due to increase in thermal supply amounted to RMB98 million.

- Fixed costs increased by RMB1,480 million as compared to the Previous Year, which was mainly attributable to the increases in depreciation costs, maintenance costs, water expenses and pollution discharge fees incurred by newly commenced generation units during the Year.

- Net expense of finance costs increased by RMB197 million as compared to the Previous Year, which was mainly attributable to the increase in interest expenses of short-term and long-term loans of newly commenced companies for the Year.

2. Financial Position

As at 31st December 2005, total consolidated assets of the Company and its Subsidiaries amounted to approximately RMB64,536 million, representing an increase of approximately RMB15,061 million as compared to the Previous Year. Total consolidated liabilities amounted to approximately RMB43,807 million, representing an increase of approximately RMB13,411 million as compared to the Previous Year. Minority interests amounted to approximately RMB2,403 million, representing an increase of approximately RMB435 million as compared to the Previous Year. Total equity amounted to approximately RMB20,729 million, representing an increase of approximately RMB1,650 million as compared to the Previous Year. The increase in total assets was mainly resulted from the implementation of the expansion strategy by the Company and its Subsidiaries and the corresponding increase in investments in construction-in-progress. The assets, liabilities and owner's equity of the Company and its Subsidiaries are set out in the Balance Sheets on page 86.

3. Liquidity

As at 31st December 2005, the asset-to-liability ratio (i.e. the ratio between total liabilities and total assets) for the Company and its Subsidiaries was approximately 67.88%.

The net debt-to-equity ratio (i.e. (loans + convertible bonds – cash and cash equivalents – bank deposits – marketable securities)/total equity excluding minority interests) was approximately 204.58%.

As at 31st December 2005, total cash and cash equivalents and bank deposits with a maturity of over 3 months of the Company and its Subsidiaries amounted to approximately RMB1,029 million, of which an amount equivalent to approximately RMB432 million was in foreign currency. The Company and its Subsidiaries had no entrusted deposits or overdue fixed deposit during the Year.

As at 31st December 2005, short-term loans of the Company and its Subsidiaries amounted to approximately RMB5,717 million and bore annual interest rates ranging from 4.52% to 5.84%. Long-term loans (excluding those due within 1 year) amounted to approximately RMB29,215 million and long-term loans due within 1 year amounted to approximately RMB2,489 million at annual interest rates ranging from 2.03% to 6.12%, of which an amount equivalent to approximately RMB3,851 million was denominated in US dollar. The Company and its Subsidiaries pay regular and active attention to foreign exchange market fluctuations and constantly assess foreign currency risks.

As at 31st December 2005, North China Grid Company Limited ("NCG") and some minority shareholders of the Company's subsidiaries provided guarantees for the loans of the Company and its Subsidiaries amounting to approximately RMB5,308 million. The Company had not provided any guarantee in whatever forms for any other company apart from its subsidiaries, jointly controlled entity and associates.



(IV) Outlook for 2006

According to forecasts, growth in PRC economy will remain steady in 2006 and it is expected that GDP will grow by about 8% while power consumption in the PRC is expected to grow around 11%. Tension in power supply has provided new business opportunities to the Company and its Subsidiaries. The service areas of the Company have been extended from the BTT Power Grid and the Shanxi Power Grid to the Gansu Power Grid, thereby enhancing the Company's abilities in mitigating risks and sustaining development. Implementation of the new tariff policy by the NDRC will steadily enhance the profitability of the Company and its Subsidiaries as there will be more generation units coming on stream in the coming year. A number of coal-fired and hydropower generation projects of the Company were approved by the NDRC which has created conditions for further development of the Company. However, operating conditions in 2006 also have their not-so-optimistic side. With the effect of China's macroeconomic measures, the operating environment of the power market has been difficult. As more generation units are commencing operations, utilisation rates of generation units are expected to reduce, and the power market characterised by competition will add difficulty to operation. There will be enormous pressure on fuel supply, and rise in fuel costs and stricter requirements for environment protection may affect the earnings of the Company. As such, the Company will strive to strengthen its management and overcome the unfavourable factors, aiming at increasing production and revenue and achieving better economic performance. In 2006, the Company will focus on the following:

(1) Actively pursue expansion in coal-fired power, renewable energy projects such as hydropower and wind power, nuclear power, coal mining, railway and power related projects in upstream and downstream projects in accordance with the development strategies of the Company;



(2) Actively identify different financing channels so as to lower the Company's capital cost and to appropriately rationalise its capital structure; actively prepare for future financing requirements arising from the Company's rapid business expansion;

(3) Focusing on and comprehensively enhance the operation safety; improve the safety assessment system for substantial risk sources so that the substantial risk sources will be controlled within an acceptable range; establish a safety management system to govern procedures on handling incidents; and improve the quality in inspection and maintenance;

(4) Implement cost controls at all levels and devote efforts to establishing a cost saving enterprise; control construction expenses; whilst assuring coal supply for the power plants, strive to reduce fuel costs, financial costs and other expenses; enhance energy conservation and consumption reduction management; and maintain a steady growth in economic efficiency; and

(5) Strengthen management over work quality and completion schedules; and strive for the power generating units totalling above 5,000 MW to commence operation with high quality in 2006.

Zhang Yi
President
27th March 2006



Active Pursuit of *Nuclear Power, Wind Power*

Expand the Realms of Generation Technology



Apart from an active pursuit of hydropower and coal-fired projects, the Company has also stepped up the development of nuclear power and wind power generation. The Company entered into an investment agreement with Guangdong Nuclear Power Investment Company Limited, which proposed to participate in the construction of two nuclear power generation units of 1,000 MW each. The Company has launched studies for the development of renewable energy such as wind power, so as to expand the realms of power generation technology of the Company, and to gear up fully for rapid, sustainable development through the utilisation of new resources and new technologies.

The Company persists in striving for the best interest for its shareholders, employees and the society as a whole. The Company is of the view that effective corporate governance system can improve the sense of responsibility and transparency of the senior management. In the long run, it ensures the relevant policy making is in the interest of the Company and Shareholders as a whole. The Company applied the principles in the Code on Corporate Governance Practices (the "Code") in various aspects of its corporate governance system in 2005 which was reflected in various internal rules and corporate governance practices of the Company.

During 2005, the Company has strictly complied with the requirements of the code provisions of the Code ("Code Provisions") as set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") (save as deviations from the requirements of Code Provisions A.4.2) . The Company hereby provides its summarised report on its corporate governance in 2005 with reference to the Code as follows.

A. DIRECTORS

A.1 The Board of Directors

Principles of the Code

The board of directors of the Company (the "Board") should assume responsibility for leadership and control of the issuer and be collectively responsible for directing and supervising the issuer's affairs.

Pursuant to the Company's articles of association (the "Articles of Association"), major duties of the Board include: determining the business plans and investment proposals of the Company, formulating its capital addition and reduction plans, formulating its proposal on the amendments to the Articles of Association and merger and demerger schemes, determining its annual financial budgets, final accounts, profit distribution proposals and proposals for making up losses, deciding upon the setting up of the Company's internal management organisation and laying down the Company's fundamental management system.

The Board comprises 15 directors (the "Directors"), including two executive Directors, eight non-executive Directors and five independent non-executive Directors. Independent non-executive Directors represent one third of the Board.

During the Year, the Board held seven meetings. The attendance by the Directors (in person or in proxy by other Directors) was 100%.

Code Provisions and Practices of the Company

Main content of the Code Provisions	Governance practices of Datang Power
Board meetings should be held at least four times a year.	In 2005, the Board held seven meetings. Details of the attendance percentages of the Directors were as follows:

Executive Directors	Attendance percentage (%)
Zhang Yi	100
Yang Hongming	100
Non-executive Directors	
Zhai Ruoyu	100
Hu Shengmu	100
Fang Qinghai	100
Liu Haixia	100
Guan Tiangang	100
Su Tiegang	100
Ye Yonghui	100
Tong Yunshang	100
Independent non-executive Directors	
Xie Songlin	100
Xu Daping	100
Yu Changchun	100
Liu Chaoan	100
Xia Qing	100

All directors are given an opportunity to include matters in the agenda for regular board meetings.	The secretary of the Board of the Company (the "Company Secretary") usually sought opinions from the relevant Director(s) before the agenda for each meetings was determined, so as to confirm whether there were any matters to be included in the agenda.

Main content of the Code Provisions	Governance practices of Datang Power
Notice of at least 14 days should be given of a regular board meeting.	Notice of at least 14 days was given to all Directors for regular meetings. For other forms of Board meeting, notice with reasonable time was given by the Company.
All directors should have access to the advice and services of the company secretary.	All Directors maintained communication with the Company Secretary and had access to the services of the Company Secretary, while the Company Secretary has ensured the operations of the Board would comply with procedures.
Minutes of Board meetings should be kept by the company secretary and such minutes should be open for inspection. Draft and final versions of minutes of board meetings should be sent to all directors for their comment and records respectively, in both cases within a reasonable time.	The Company Secretary was responsible for compiling the minutes of Board meetings and Board committee meetings. These minutes were normally signed for confirmation by the Directors attending the meetings on the dates for such meetings, and were kept by the Company for inspection by the Directors at any time.
There should be a procedure agreed to enable directors to seek independent professional advice at the listed issuer's expense.	The fees for consulting the opinion of independent professional body on the issue as required by the Director(s) should be paid by the Company.
If a substantial shareholder or a director has a conflict of interest in a matter to be considered material, a board meeting should be held, and the director who has a conflict of interest must abstain from voting and shall not be counted in the quorum present at such board meeting.	The Company would illustrate in advance any issue that any Director or substantial shareholder would abstain from voting. The person concerned would thus not vote at such Board meeting.

A.2 Chairman and Chief Executive Officer

Principles of the Code

There should be a clear division of the responsibilities between the chairman and the chief executive officer so as to ensure a balance of power and authority.

The positions of Chairman (chairman of the Board) and President of the Company are held by different persons respectively. It is expressly provided in the Articles of Association of the Company the power of the Chairman and the President. The main duties of the Chairman includes presiding over the general meetings, convening and presiding over Board meetings and reviewing the status of the implementation of the Board's resolutions. The main duties of the President include: (1) take charge of the production and operation management of the Company, and coordinate the implementation of the Board resolutions ; (2) coordinate the implementation of the Company's annual operation plans and investment proposals; (3) formulate the Company's internal management systems; (4) lay down the Company's fundamental management system; (5) formulate the fundamental constitution of the Company; (6) propose the appointment or dismissal of the deputy managers and person in charge of finance; (7) appoint or dismiss other officers in charge that are not appointed or removed by the Board.

The operation and management as well as the daily business of the Company was responsible by the Board and the President respectively, thereby the governance structure is satisfied by sound division of work and clarity in obligations.

Code Provisions and Practices of the Company

Main content of the Code Provisions	Governance practices of Datang Power
The roles of chairman and chief executive officer should be separate and clearly established and set out in writing.	Positions of the Company's chairman of the Board and President of the Board are held by Mr. Zhai Ruoyu and Mr. Zhang Yi, respectively. The duties of chairman of the Board and President of the Board are expressly stated in the Articles of Association of the Company, respectively.
The chairman should ensure that all directors are properly briefed on issues arising at board meetings. The chairman should ensure that the directors receive adequate information, which must also be complete and reliable.	Any issue for the Board meetings should be supported by materials in writing before the meetings were convened, and was adequately explained by the chairman or other Director(s) in respect of its contents at the meeting.

A.3 Board Composition

Principles of the Code

The Board should have a balance of skills and experience appropriate for the requirements of the business of the issuer. The Board should include a balanced composition of executive and non-executive directors (including independent non-executive directors) so that it can effectively exercise independent judgment.

Members of the Board are equipped with various experience, ability, expertise and judgment (see the profiles of the members of the Board as set out in this annual report for details) appropriate for the Board of the Company. Among the members of the Board, two are executive Directors; eight are non-executive Directors and five are independent non-executive Directors.

Directors of the Company consists of experts in power-related technics and management, experts in finance and scholars. Each of them has extensive experience and is intelligent and open-minded. Independent non-executive Directors account for one third of the Board, which enables the Board to make independent judgment effectively. Non-executive Directors (including independent non-executive Directors) are the majority of the Board, each of them has their own expertise, and is capable of making relevant decisions objectively and professionally.

Code Provisions and Practices of the Company

Main content of the Code Provisions	Governance practices of Datang Power
The independent non-executive directors should be expressly identified in all corporate communications.	The correspondence released by the Company from time to time contained the Directors' names including the names of independent non-executive Directors.

A.4 Appointments, Re-election and Removal

Principles of the Code

There should be a formal, considered and transparent procedure for the appointment of new directors. There should be plans in place for succession for such appointments.

It is provided in the Articles of Association of the Company that Directors are elected and removed by general meetings of the Company with each term of appointment not exceeding three years and are eligible for re-election and re-appointment. The Board has yet to set up a nomination committee. Any change to the composition of the Board will be initiated through the Board, for which the Board will publish biographies of candidates recommended before the general meetings of the Company on the basis of recommendations of the Directors and/or shareholders and a review of the candidates' experience, so that all shareholders will be fully aware of the background of the candidates and exercise the power of the shareholders to elect the Directors. The Company will make announcements and provide reasons when Director resigns from their office.

During the Year, with respect to the change of members of Directors, the Board held one meeting. All 15 Directors (their names are set out in p.35 of this annual report) participated in the resolutions.

Code Provisions and Practices of the Company

Main content of the Code Provisions	Governance practices of Datang Power
Non-executive directors should be appointed for a specific term, subject to re-election and re-appointment.	It is provided in the Articles of Association that the term of appointment for the Directors (including non-executive Directors) will not be more than three years and will be eligible for re-election and re-appointment.
All directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment.	Any Directors proposed to be appointed to fill a vacancy shall be elected by shareholders at the first general meeting of the Company.
Every director should be subject to retirement by rotation at least once every three years.	The Company is of the view that the Company's Directors being re-elected and re-appointed as the Company's Directors at the general meeting is in the interest of maintaining continuity of the existing operating measures and policies, so the Articles of Association has not expressly provided that the Directors would retire in rotation once every three years.

A.5 Responsibilities of Directors

Principles of the Code

All directors (including non-executive directors) are required to keep abreast of their responsibilities as a director of an issuer and of the conduct, business activities and development of that issuer.

The Articles of Association clearly set out the responsibilities and powers of the Board and Directors. Once a new Director is appointed at the general meeting, the Company will arrange relevant training for that Director so as to equip him or her with the understanding of his or her responsibilities as a Director (especially the responsibility for integrity and responsibility for his or her manner being exercised with necessary prudent attitude and skills) and the statutory requirements concerned. In day-to-day business, Directors may communicate with the Company's management at any time to understand the Company's operation. The management duly reports to the Board the Company's form of operation, condition and business development in writing every half year.

Code Provisions and Practices of the Company

Main content of the Code Provisions	Governance practices of Datang Power
Every new director should receive a comprehensive and formal induction to ensure that he/she has a proper understanding of the operations and business of the issuer and that he/she is fully aware of his/her responsibilities under the Listing Rules, applicable regulatory requirements and the business and governance policies.	After a new Director was appointed, the Company would timely arrange training for the Director concerned, the content of which should include Director's responsibilities and other statutory requirements.

Main content of the Code Provisions	Governance practices of Datang Power
Functions of non-executive directors should include the following: - exercising independent judgments in Board meetings; - taking the lead where potential conflicts of interests arise; - serving on committees of the board, if invited; and - scrutinizing the issuer's performance.	Non-executive Directors of the Company are members of specialist committees of the Board. They can exercise independent, objective and professional judgments on issues of Board meetings, the Company's performance and issues of specialist committees based on their know-how and experience.
Directors should ensure that they can give sufficient time to the affairs of the issuer.	The attendance percentage of Directors attending meetings in 2005 could demonstrate that Directors spent sufficient time on business of the Company.
Directors must comply with their obligations under the Model Code set out in Appendix 10.	Each of the Company's Directors is definitely clear about the requirements set out in Appendix 10, and is definitely aware that the Company adopts Appendix 10 as the Code for securities trading manners to be carried out by the Directors. During the year 2005, having made specific enquiries to each of the Directors, the Company confirms that Directors of the Company complied with the Model Code for securities transactions as set out in Appendix 10.

A6. Supply of and Access to Information

Principles of the Code

Directors should be provided in a timely manner with appropriate information as will enable them to make an informed decision and to discharge their duties and responsibilities.

It is provided in the Articles of Association that, all information on the Board meetings must be sent to the Directors at least three days in advance. In order to facilitate the Directors on a better understanding of the matters to be discussed, the complete, reliable and relevant information is usually provided by the Company five days in advance. The Company's management or its experts are available to address the Directors' inquiries at any time.

Code Provisions and Practices of the Company

Main content of the Code Provisions	Governance practices of Datang Power
Board papers should be sent to all directors at least three days before the intended date of a Board or Board committees meeting.	Board papers were usually sent to the Directors five days before intended date of Board meetings or specialist committees meetings.
The directors, individually and separately, should have access to the senior management.	The Directors and the senior management of the Company could access each other at any time.
Directors are entitled to have access to Board papers. Where queries are raised by directors, steps must be taken to respond as promptly and fully as possible.	Directors and members of specialist committees could access to papers and meeting minutes of the Board and specialist committees.

B. REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

B1. The Level and Make-up of Remuneration and Disclosure

Principles of the Code

There should be a formal and transparent procedure for setting policy on executive directors' remuneration and for fixing the remuneration packages for all directors.

During the Year, the remuneration of the executive Directors and senior management of the Company was determined by the salary scale system in which the position salary forms the main component. Remuneration by position as the major remuneration system. The annual remuneration for each non-executive Director was determined by the salary scale system as provided and paid by their respective affiliating entities.

The Remuneration and Appraisal Committee (the "Committee") under the Board was established in 2004. Its major duties include: to examine the criteria for the appraisal of Directors and managers, to conduct the appraisal and make recommendations, to examine and review the remuneration policy and plans of the Directors and senior management. (As the Company did not enter into service contracts with the executive Directors, thus the duties of the committee did not include the approval of the terms for the service contracts of the executive Directors.) In March 2006, the Committee convened a meeting and reviewed the performance and level of remuneration for the executive Directors and senior management of the Company in 2005. The composition and level of remuneration were disclosed in this annual report. The attendance by the members at the meetings was as follows:

Convenor:	Attendance percentage
Liu Chaoan (Independent non-executive Director)	100%
Members:	
Xu Daping (Independent non-executive Director)	100%
Xia Qing (Independent non-executive Director)	100%
Hu Shengmu (Non-executive Director)	100%
Yang Hongming (Executive Director)	100%

Code Provisions and Practices of the Company

Main content of the Code Provisions	Governance practices of Datang Power
The specific written terms of reference for the issuer's remuneration committee (including minimum requirements of certain duties) must be available for inspection or published on the website.	The Remuneration and Appraisal Committee (the "Committee") under the Board was established in 2004, comprising of five Directors. Among whom a majority of members are independent Directors. The duties of the Committee have been published in the Company's annual report and available for inspection at the Company's website www.dtpower.com
The remuneration committee should consult the chairman and/or chief executive officer about their proposals relating to the remuneration of other executive directors and have access to professional advice if considered necessary.	The Committee communicated with the Company's Chairman and President regarding the Directors' remuneration. In March 2006, a meeting was held by the Committee in which the performance and level of remuneration of the Company's executive Directors and senior management were reviewed and enquired. Details on the remuneration of the relevant personnel were published in this annual report.
The remuneration committee should be provided with sufficient resources to discharge its duties.	The Committee is entitled to resources and assistance from the Company to support their duties. The Committee obtained the 2005 remuneration principles and remuneration composition of executive Directors and senior management from the Company's human resource department and was satisfied with the performance of executive Directors and senior management in 2005.

C. ACCOUNTABILITY AND AUDIT

C1. Financial Reporting

Principles of the Code

The Board should present a balanced, clear and comprehensible assessment of the company's performance, position and prospects.

The Board of the Company received comprehensive reports from the management in respect of production and operation of the Company every half year and annually, so as to understand and appraise the Company's performance and condition. Mr. Zhang Yi, President of the Company and Mr. Yang Hongming, Vice President of the Company (both of whom were executive Directors) received and analysed in details the production condition and operation performance of the Company on a quarterly basis, and reported the results to the Directors at the Board meeting with relevant information provided.

In the Company's annual report and interim report, the Company has included the contents of the "Management Discussion and Analysis" section, including a comprehensive review and analysis of the Company's production, operation and business expansion; a comprehensive analysis of the Company's financial position ; and measures taken to achieve the operation targets by the Company and so forth.

Code Provisions and Practices of the Company

Main content of the Code Provisions	Governance practices of Datang Power
Management should provide such explanation and information to the Board as will enable the Board to make an informed assessment.	Management of the Company reported to the Board every half year on the operation plan and provided a comprehensive report on the update information, operation targets, plans and action of each business segment during the period.
The directors should acknowledge their responsibility for preparing the accounts, and there should be a statement by the auditors about their reporting responsibilities in the auditors' report.	The Company's Directors confirm their responsibilities of compiling financial statement. The Auditors' Report stated the reporting responsibility of the auditor.

Code Provisions and Practices of the Company

Main content of the Code Provisions	Governance practices of Datang Power
The Board's responsibility to present a balanced, clear and understandable assessment extends to annual or interim reports, other price-sensitive announcements and other financial disclosures required under the Listing Rules and statutory requirements.	Various announcements, circulars to shareholders and interim/annual report published by the Board have given a comprehensive and easy-to-understand description on the condition and prospects of the Company or subsidiaries as well as matters relating to enquiries by Hong Kong Stock Exchange or relevant transactions.
C2. Internal controls **Principles of the Code** *The Board should ensure that the issuer maintains sound and effective internal controls to safeguard the shareholders' investment and the issuer's assets.* The Board put strong emphasis on risk management and strengthening internal controls. In respect of organizational structure, the Company has established the **Development and Strategy Committee** in addition to the Audit Committee of the Board. The Development and Strategy Committee comprises seven directors with major duties of evaluating and giving advice to the Board in respect of investment matters. The Company has established several specialist committees within the Company, including: **The Budget Management Committee:** The committee is responsible for proposing expenditure budgets of the Company, budget control measures and budget adjustments.	President, Mr. Zhang Yi (the Company's executive Director) and the financial controller of the Company act as Director and Deputy Director, respectively, of the Budget Management Committee. **The Safe Production Committee:** Responsible for assisting the President of the Company to make proposals relating to overall safety in operations. **The Steering Group for Fuel Supply:** Responsible for assisting the President of the Company in the management of fuel supply, coordinating the logistical relationships with coal mines and rail operators and making proposals relating to fuel allocation. **The Steering Group for Energy Saving:** Responsible for assisting the President of the Company to coordinate the Company's energy saving initiatives, setting major annual energy consumption benchmarks, as well as reviewing and supervising the implementation of energy saving plans and measures.

The Steering Group for Reliability Management: Responsible for studying and formulating the Company's reliability management objectives; formulating a system of rules and regulations to enhance the Company's reliability management; organising training and technical exchange programmes for professional technical staff responsible for reliability management; and conducting appraisals of reliability benchmarks.

The Steering Group for Power Project Design, Construction Tendering: Responsible for coordinating the designs and tenders for the construction projects of the Company's operating units and providing overall supervision over the entire process of calling for and selection of tenders.

The Steering Group for Power Equipment Tendering: Responsible for coordinating power equipment tenders for the infrastructure and production projects of the Company's operating units and providing overall supervision over the entire process of calling for and selection of tenders.

Internal Audit: The Company has set up the inspection and audit department as a dedicated department for internal audit, of which the main duties are to conduct internal audit of the Company; to supervise upon its subsidiaries and affiliated companies in respect of their auditing work and their compliance with the law, regulations, resolutions and other regulatory systems; to handle reports of fraud and complaints; to conduct investigation in respect of material cases; and to conduct appraisals, check violations and monitor operational efficiency.

Code Provisions and Practices of the Company

Main content of the Code Provisions	Governance practices of Datang Power
The directors should at least annually review the effectiveness of the system of internal control.	The Audit Committee, which was formed by independent non-executive Directors and non-executive Directors of the Company, convened meetings twice a year. The Company Secretary and chief financial manager of the Company would be present at the meetings, and were responsible for explaining internal control process and related significant events of the Company. Having reviewed and examined the Company's procedure of internal control in 2005, the Board confirmed that such procedure is effective.

C3. The Audit Committee

Principles of the Code

The Audit Committee should have clear terms of reference, which shall include how it will apply the financial reporting and internal control principles to identify and manage the possible risks faced by the Group.

The Audit Committee under the Board comprises five Directors, of whom a majority are independent Directors. The Directors admitted that they have the responsibility of compiling accounts, and the Audit Committee provides assistance to the Directors in this respect.

Major duties of the Audit Committee include: supervising the Company's internal audit system and its implementation; facilitating the communication between internal and external audit parties; reviewing the Company's financial information and term disclosure; reviewing the Company's internal control system and proposing the appointment or replacement of external audit firms. The Company's directors, supervisors, chief financial manager, other senior management members as well as external auditors of the Company are invited to attend the Audit Committee meetings. During 2005, the Audit Committee convened two meetings. Conscientious audit of the Company's interim and annual results and related financial matters was conducted and the Company's internal control system were conducted and the auditors' work was assessed. The Audit Committee considered that the Company's internal control systems were in place with remarkable results of internal control system and have effectively controlled the production and operation risks of the Company.

During the Year, the attendance by the members of the Audit Committee was as follow:

	Attendance
Convenor:	**percentage**
Yu Changchun (Independent non-executive Director, financial management expert)	100%
Members:	
Xu Daping (Independent non-executive Director)	100%
Xia Qing (Independent non-executive Director)	100%
Ye Yonghui (Non-executive Director)	100%
Guan Tiangang (Non-executive Director)	100%

During the Year, the auditing service fee payable to PricewaterhouseCoopers, the auditor, by the Company amounted to RMB6,000,000; and the non-auditing service fee amounted to RMB200,000. Such non-auditing services included scrutinising vote-taking at general meeting of the Company and general training service.

Code Provisions and Practices of the Company

Main content of the Code Provisions	Governance practices of Datang Power
Minutes of meetings shall be kept by a duly appointed secretary of the meeting and should be sent to all members of the committee within a reasonable time after the meeting.	Minutes of the meetings were prepared by the Company Secretary. These minutes normally were signed for confirmation by the Directors attending the meeting on the date for such meetings.
A former partner of the existing auditing firm should be prohibited from acting as a member of the audit committee.	All members of the Audit Committee are Directors and none of them was a former partner of the Company's auditors.
The audit committee should make available its terms of reference (including certain minimum requirements regarding its delegation) on request and by including the information at the Company's website.	All duties could be reviewed in the Company's annual report or at the following website www.dtpower.com . The duties include the requirements of the relevant Code Provisions.
Where the Board disagrees with the audit committee's view on the appointment, resignation or dismissal of the external auditors, the committee should disclose a statement explaining its recommendation.	The Audit Committee recommended to the Board to re-appoint PricewaterhouseCoopers as the Company's Auditors for 2006 but was subject to shareholders' approval at the annual general meeting of 2005. In 2005, the Audit Committee and the Board had no disagreements on all recommendations in respect of the Audit Committee.
The audit committee should be provided with sufficient resources to discharge its duties.	The Audit Committee was entitled to resources and assistance from the Company to make easier their duties, and was entitled to seek independent professional advice in accordance with the Company's procedures at the Company's expense.

D. DELEGATION BY THE BOARD

D1. Management Functions of the Board

Principles of the Code

An issuer should have a formal schedule of matters specifically reserved to the Board for its decision. The Board should give clear directions to management as to the matters that must be approved by the Board before decisions are made on behalf of the issuer.

It is provided in the Articles of Association of the Company the duties of the Board and the President. The committees under the Board and each internal functional department of the Company have their respective distinct responsibilities. As regard to the duties of the Board, it is expressly provided in the Articles of Association matters which require approval of the majority of the Directors and those require approval from over two-third of the Directors.

Code Provisions and Practices of the Company

Main content of the Code Provisions	Governance practices of Datang Power
The Board must give clear directions as to the powers of management, in particular, with respect to the circumstances where management should obtain prior approval from the Board. An issuer should formalize and disclose the functions reserved to the Board and those delegated to management.	It is clearly provided in the Articles of Association of the Company that the following matters shall be decided by the Board: Decision on the business plans and investment proposals of the Company; formulation of the capital addition and reduction plans, proposal on the amendments to the Articles of Association, merger and demerger proposals of the Company, annual financial budgets, final accounts, profit distribution proposals and proposals for making up losses, the setting up of the Company's internal management organisation and formulation of the Company's fundamental management system. Among which, formulation of the Company's capital addition and reduction plans, formulation of its proposal on the amendments to the Articles of Association and formulation of the Company's merger and demerger proposals must be approved by at least two-third of all Directors, and others by at least half. The power and obligations of the Company's management is set out in section A.2 regarding responsibilities of the President.

D.2 Board Committees

Principles of the Codes

Board committees should be formed with specific written terms of reference which deal clearly with the committees' authority and duties.

The Company has three specialist committees including the Audit Committee, the Strategy and Investment Committee and the Remuneration and Appraisal Committee. All committees governed by the Board have clear terms of reference. All matters discussed by committees shall be reported to the Board when appropriate. Each committee's duties are set out in this report respectively.

Code Provisions and Practices of the Company

Main content of the Code Provisions	Governance practices of Datang Power
The board should prescribe clear terms of reference to enable such committees to discharge their functions properly.	The Board has set up three committees: the Audit Committee, the Strategy and Investment Committee and the Remuneration and Appraisal Committee.
The terms of reference of Board committees should require such committees to report back to the board on their decisions.	Clear obligations were listed in the detailed working regulations of all committees, which set out clearly its respective scope of duties, that committees shall report to the Board their discussion results.

E. COMMUNICATION WITH SHAREHOLDERS

E.1 Effective Communication with Shareholders

Principles of the Codes

The Board should endeavour to maintain an on-going dialogue with shareholders and in particular, use annual general meetings or other general meetings to communicate with shareholders and encourage their participation.

Pursuant to the provisions of the Articles of Association and the relevant laws and requirements of the Listing Rules, the Company disclosed the relevant information that needed to be considered and approved at shareholders' meetings before annual general meetings or extraordinary general meetings, and directly and actively invited shareholders to attend the meetings through effective communication and giving public-wide notices.

In accordance with the Articles of Association, the Company's notices of general meetings were printed and issued to all shareholders 45 days before the holding of meetings with the matters to be considered and approved highlighted therein. The annual reports and circulars which contained detailed information were printed and issued to shareholders more than 21 days before the holding of meetings which was earlier than the statutory requirement.

Code Provisions and Practices of the Company

Main content of the Code Provisions	Governance practices of Datang Power
In respect of each substantially separate issue, a separate resolution should be proposed by the chairman of the Board.	The Company's general meetings were presided over by the Chairman, at which each substantially separate issue, including the election and appointment of Directors, would be proposed with a separate resolution.
The chairman of the Board should attend the annual general meeting and arrange for the chairmen of the audit, remuneration and nomination committees to be present at the meeting.	The Chairman, as the chairman of the annual general meeting of 2005, attended the meeting, and at least the Company's executive Directors and conveners of committees under the Board will be arranged to be present at the meeting.

E.2 Voting by Poll

Principles of the Code

The issuer should regularly inform shareholders of the procedure for voting by poll and ensure compliance with the requirements about voting by poll contained in the Listing Rules and the constitutional documents of the issuer.

The conditions for voting by hands or by poll at general meetings are provided in the Articles of Association. Items to be voted by poll as required by the Listing Rules would be specifically described by the Board in the information to its shareholders.

Code Provisions and Practices of the Company

Main content of the Code Provisions	Governance practices of Datang Power
The circulars for general meetings should disclose the procedures for and the rights of shareholders to demand a poll.	The procedure for voting by poll was expressly provided in notices or circulars to shareholders and explained again at the meeting.
The issuer should ensure that votes cast are properly counted and recorded.	For issues to be voted by poll, external auditor or representative of share registrar is appointed as scrutineer.
The chairman of a meeting should at the commencement of the meeting adequately explain the procedure for voting by poll.	For resolutions which need to be voted by poll, the chairman of the meeting will provide complete explanation at the time of commencement of the meeting. The results of the voting by poll will be published in newspapers and at the website of the Hong Kong Stock Exchange on the first business day after the general meeting.

Human Resources Overview

Structure and Training of Human Resources

As at 31st December 2005, the Company and its Subsidiaries had 10,314 employees.

In 2005, the Company adopted a people-oriented approach in its human resources management, serving the Company's overall reform and development needs and focusing on the core tasks. With enhancing staff quality as a starting point, efforts were made to optimize human resources deployment, deepen wage system reforms and build a strong management team. As the installed capacity of the Company increased by 3,250 MW, the Company strived to apply stringent controls over the size of the work force and adopted various measures to encourage internal transfer. Our aim was to "increase capacity with slight increase in headcount".

The Company made diligent efforts to develop three teams of staff, including a high-calibre operational management team, a professional technical team and a team of technicians with special skills. Among the 2,042 management staff being engaged in the principal operation, 1,594 of them were graduates of vocational colleges or above, representing 78% of the management staff. Among the 762 professional technical staff being engaged in the principal operation, 74 of them possessed senior professional qualifications, 251 of them possessed intermediate professional qualifications and 286 of them possessed junior professional qualifications. Among the 6,717 technicians engaged in the principal operation, 144 of them were certified or senior technicians, 1,163 of them were senior workers, 2,415 of them were intermediate-grade workers and 1,787 of them were junior workers.

In 2005, through encouraging its staff to undertake continuous learning, the Company helped enhance their knowledge level, technology level and operation skill. In order to improve the three teams, the Company continued to select senior management staff to enroll in MBA courses at Tsinghua University. In line with the Company's diversification strategy and to meet production and operation needs, the Company jointly organised various types of advanced study classes, training courses and seminars on specific topics with North China Electric Power University and Tangshan Thermal Electric Technology School for management and technical staff. For the whole year, the Company invested RMB10,560,000 in education, especially in organising training classes for controllers in connection with the "Equipment Utilisation Control" implemented by the Company. Through intensive training, the Company gradually trained up a team of qualified equipment controllers to meet the Company's production requirements. The Company also organised over 40 staff to attend basic-level unit leader training classes and advanced marketing training classes for division heads. Over 30 staff attended thermal worker training classes which lasted 8 weeks. The two controller training classes were attended by more than 200 staff in total.

In 2005, the Company held three contests, namely the "Datang Power Incident Handling Skill Contest for Operators of Coal-fired Generation Units", "Datang Power Skill Contest for Power Plant Repair Electricians" and "Datang Skill Contest for Power Plant Welders". Contestants with top performance at company level were selected to participate in the incident handling skill contests held by China Datang Corporation (the "CDC"). The Company won the top three individual prize in the 300 MW group of the CDC contest. Among the 20 prize winners, 8 of them were contestants from the Company. These contests served as a platform for our staff to share their experience, enhance their skills and test the practical skills of the Company's production staff.

In 2006, the Company will continue to put effort in training. When formulating education and training policies and plans, it aims to satisfy the need of sustainable development at Datang Power, with raising the operation standards as our basic requirement. The Company will actively develop a variety of staff training programmes and continuously enhance the quality and technology level of its staff. Our target is to align the development needs of the Company with the needs for personal growth of the staff, so as to maximise our human resources efficiency.

Board, Supervisory Committee and Senior Management



Zhai Ruoyu
(Chairman)



Zhang Yi
(Executive Director)



Yang Hongming
(Executive Director)

Members of the Board

Executive Directors

Zhang Yi

Aged 58, post-graduate of North China Power College majoring in thermal engineering and a professor-grade senior engineer. He is currently Vice Chairman and President of the Company. Mr. Zhang joined North China Power Corporation in 1982. He had held various positions including Head of the Thermal Engineering Office and Deputy Director of the North China Power Laboratory, Deputy Head of the North China Power Institute, and Plant Manager of the Tianjin Dagang Power Plant. Mr. Zhang was Deputy Chief Engineer and Manager of the Production Technology Department of North China Power Group Company in 1997. He joined the Company as Vice President in December 1998, and became Vice Chairman and President of the Company in March 2003. Mr. Zhang is a government-sponsored expert designated by the State Council.

Yang Hongming

Aged 59, graduated from North China Power College majoring in power systems and automation. He is a senior economist and is currently Vice President, Executive Director and Secretary to the Board of the Company. Mr. Yang joined North China Power Corporation as he worked at the Handan Power Supply Bureau in Hebei Province in 1968. He had held various positions including Technician of the Handan Power Supply Bureau in Hebei, as well as Research Analyst and Deputy Chief of the Production Control Office of the Hebei Provincial Economic and Trade Commission. He became the Company's Deputy Chief Economist, Manager of the Planning and Development Department and Chief Economist in July 1996, and was appointed Vice President of the Company in March 2003. Mr. Yang is knowledgeable in macroeconomics and market administration of the power industry, and is particularly well-experienced in respect of government regulations.



Hu Shengmu
(non-executive Director)



Fang Qinghai
(non-executive Director)

Non-executive Directors

Zhai Ruoyu

Aged 59, graduated from the Economic Management Department of Liaoning University, professor-grade senior engineer. He is currently Chairman of the Company and President of China Datang Corporation. Mr. Zhai worked at the Liaoning Power Plant since 1966 and held various positions including Deputy Director and Director. Since 1992, Mr. Zhai had held various positions including Deputy Chief of the Security and Environmental Protection Division of the Ministry of Energy of the PRC, Deputy Director and Director of the Supervisory Bureau of the PRC Ministry of Power Industry, as well as Head of General Office of the State Power Corporation of the PRC Ministry of Power Industry. In March 1999, Mr. Zhai took up the position of President of the Northeast Branch of the State Power Corporation. He served as President of North China Power Group Company since December 2000. He became President of China Datang Corporation in December 2002. In January 2003, Mr. Zhai was appointed a delegate to the 10th National People's Congress. With 40 years' experience in the power industry, Mr. Zhai has long been engaged in the fields of power production, production technology management, administration and operations management. He has extensive experience with specific expertise in power generation and operations management.

Hu Shengmu

Aged 45, university graduate and is a senior accountant. He is currently Chief Financial Controller of China Datang Corporation. Mr. Hu joined North China Power Corporation as he worked in Beijing Power Supply Bureau in 1981. He had been Deputy Head and Deputy Manager of the Finance Department of the North China Power Administration Bureau (NCPGC), Chief Accountant and Financial Manager of the Company and Chief Accountant of NCPGC. Mr. Hu was appointed Chief Accountant of China Datang Corporation in January 2003. Mr. Hu has been involved in financial management of power system for more than 20 years. He is knowledgeable in financial management and has extensive experience in financial practices.

Fang Qinghai

Aged 52, post-graduate and is a senior engineer. He is currently Deputy Head of the Development and Planning Department of China Datang Corporation. Mr. Fang joined Anshan Power Plant in 1974 and since then took up various positions including Deputy Head of the Communist Party Committee Office of Anshan Power Plant, Division Chief of the Production Planning Division, the Planning Department of Northeast Power Administration Bureau, Engineer Head of the Planning Department, Deputy Head and Head of the Development and Planning Department of the State Power Corporation (Northeast Company), Head of the Power Exchange Centre of Northeast China Power Grid, Deputy Chief Engineer and Head of the Development and Planning Department of Northeast China Power Grid Company Ltd. He has become Deputy Chief of the Development and Planning Department of China Datang Corporation since April 2005. Mr. Fang has been involved in the power system for many years and is well experienced in power generation and operation.


Liu Haixia
(non-executive Director)


Guan Tiangang
(non-executive Director)


Su Tiegang
(non-executive Director)

Liu Haixia

Aged 44, graduated from North China Power College majoring in power plant thermal energy. He subsequently pursued postgraduate studies in Business Administration in the Renmin University of China. He is a senior engineer and Assistant to President of Beijing Energy Investment Holding Company Limited. Mr. Liu joined Beijing Electric Power Company in 1983 and since then took up positions of Technician, Engineer and Assistant to Manager and Deputy Manager. He has been Assistant to President of Beijing International Power Development and Investment Company since 1998. He has been Assistant to President of Beijing Energy Investment Holding Company Limited since December 2004. With his long-standing involvement in corporate management and planning management of power companies, Mr. Liu has acquired extensive experience in corporate management and industrial planning and investment.

Guan Tiangang

Aged 38, graduated from North China Power College majoring in thermal dynamics and possess a master degree in Finance from the Renmin University of China. She is a senior engineer and currently holds the position of Manager of the Power Generation and Operation Department of Beijing Energy Investment (Group) Company. She started her career in 1990, and had worked as a teacher in Shijingshan Thermal Power Plant Education Centre and as Project Manager and Manager of the Power Generation and Operation Department of Beijing International Power Development and Investment Company. She has become Manager of the Power Generation and Operation Department of Beijing Energy Investment (Group) Company since December 2004. Ms. Guan has long been engaged in the work of power investment operation, and has extensive experience in power investment and finance planning and management.

Su Tiegang

Aged 58, university graduate and is a senior engineer. He is currently Vice President of Hebei Construction Investment Company. He started his career in 1968 and had worked in the Provincial Construction Commission of Qinghai and Qinghai No. 3 Construction Engineering Company. Mr. Su became Head of the Project Office of Hebei Construction Investment Company in 1989. In 1991, he served in Hebei Provincial Planning Committee as Head of the Investment Department. He has become Vice President of Hebei Construction Investment Company since December 1995. With his long-standing involvement in corporate management and planning management, Mr. Su is well experienced in corporate management and industrial planning and investment.



Ye Yonghui
(non-executive Director)



Tong Yunshang
(non-executive Director)



Xie Songlin
(independent
non-executive Director)

Ye Yonghui

Aged 53, presently Manager of the Energy Business Department of Hebei Construction Investment Company. Mr. Ye started his career in 1969 and joined the Energy Branch of Hebei Construction Investment Company in 1990, holding posts such as Administrative Officer, Deputy Manager and Manager of the Jibei Branch. From August 1999 to date, he has been Manager of the Energy Branch and Manager of the Energy Business Department of Hebei Construction Investment Company. With his long-standing involvement in corporate management and planning management, Mr. Ye has acquired extensive experience in corporate management and industrial planning and investment.

Tong Yunshang

Aged 64, graduate of Northeast Forestry College, professor-grade senior engineer. Mr. Tong is presently President of Tianjin Jinneng Investment Company. He started his career in 1965 in Tianjin Stationery Company. Subsequent to this, he had held various positions including Plant Manager of Tianjin Paper Manufacturing Company, and Head of the Industrial Department of Tianjin Municipal Planning Committee. He has become President of Tianjin Jinneng Investment Company since 1996. With his long-standing involvement in corporate management and planning management, Mr. Tong is well-experienced in corporate management and industrial planning and investment.

Independent Non-executive Directors

Xie Songlin

Aged 64, graduated from the Department of Dynamics at Shannxi Industrial University (now known as Xi'an Jiaotong University) majoring in power generation. He is a Senior Economist and currently holds the position of committee member of Chinese People's Political Consultative Conference and Senior Consultant of the State Grid Corporation of China. Mr. Xie started his career in 1965. He had worked as technician at the Xinjiang Prospecting and Design Institute for Hydropower; Engineer, Chief of the Bio-tech Department and then Director of the Hunan Yiyang Power Industry Bureau. In 1979, he was appointed Deputy Director of Hunan Power Industry Bureau and Deputy Director of the Central China Power Management Bureau. In 1992, he was appointed as Director of the Audit Bureau of the Ministry of Energy. In 1993, he was appointed Chief of the Economic Adjustment Division of the Ministry of Power. In 1997, he was appointed Chief Economist of the State Power Corporation, Chief of the General Management Division of the Ministry of Power and Manager of the Finance and Assets Operation Department. In 1999, he was Chief Accountant of the State Power Corporation, and became its Vice President in June 1999. He has been Consultant of the State Grid Corporation of China since 2003. Mr. Xie has long been engaged in the production and management of the power industry. He has extensive experience in power generation and management.



Xu Daping
(independent
non-executive Director)



Yu Changchun
(independent
non-executive Director)

Xu Daping

Aged 62, graduated from Tsinghua University specialising in thermal engineering surveying and automatic control. He is currently a professor cum advisor for PhD students at the North China Power University. Mr. Xu joined the No.1 Engineering Bureau of the Ministry of Hydropower in 1967 responsible for construction management. He then joined Gezhou Dam Hydropower Engineering Institute in 1979, assuming various positions such as Department Head, Deputy Director and Director of the Institute. In 1993, Mr. Xu became Deputy Director of Beijing Dynamics and Economics Institute. Since 1995 he has been Executive Deputy Principal and then Principal of North China Power University, and concurrently as Director of Beijing Institute for Electric Power Management Cadres. Mr. Xu has a wealth of knowledge and practical experience in power generation and management.

Yu Changchun

Aged 54, holds a PhD degree in economics from the Tianjian University of Finance and Economics. He is currently Head of the Education Department, Professor of Accounting and an advisor to postgraduates at the Beijing State Accounting Institute. Mr. Yu taught at the Jilin Institute of Finance and Commerce upon graduation in 1978 and subsequently obtained a master degree in economics from Shanghai Social Science Institute and a PhD degree in economics from Tianjian University of Finance and Economics. He was Department Head, Professor and Advisor to Postgraduates at the Department of Accounting at the Changchun Institute of Taxation in 1995. He carried out post-doctoral researches in the Financial and Economics Research Institute at the China Academy of Social Sciences in 1997 and worked with the Beijing State Accounting Institute in 1999. Mr. Yu has been engaged in theoretical and practical researches in the areas of Economics and Accounting for many years. The scientific research topics conducted and completed by Mr. Yu have been awarded for a number of Outstanding Achievements at the Ministry (Provincial) Level. He was granted a specific subsidy from the State Council in 1997.



Liu Chaoan
(independent
non-executive Director)



Xia Qing
(independent
non-executive Director)

Liu Chaoan

Aged 50, graduated from the Geological Institute of Jilin University. Mr. Liu is a professor-grade senior engineer, currently as Vice President of North China Design Institute Engineering Company Limited of the State Power Corporation. Mr. Liu worked as a technician at the Beijing Power Design Institute in 1980, and subsequently had been the Professional Section Chief, Deputy Chief and Assistant to Director at the North China Design Institute. He has been Vice President of North China Design Institute Engineering Company Limited of the State Power Corporation since 2000. Mr. Liu has extensive experience in engineering design and geological prospecting of the power industry.

Xia Qing

Aged 49, a graduate of Tsinghua University with a PhD degree in Mechanical and Electrical Engineering. He is a professor and an advisor for PhD students as well as Head of the Research Institute of Economic and Information Technology for Power of the Electrical Engineering Department at Tsinghua University. He was awarded a PhD degree by Tsinghua University in 1989, with major research direction focusing on the power market, power system planning, information technology and economic theories. From March 1996 to March 1997, he was a visiting scholar funded by The Royal Society and was engaged in the research of power markets in the United Kingdom. Mr. Xia has conducted a number of researches on topics including the power market, power resources planning, power demand forecasts and power regulatory issues. He has also been involved in power market design for the four major regions in the PRC. He is a PRC advisor for Asian Development Bank projects, part-time professor of the Communist Party schools of the States Grid Corporation of China and China Power Investment Company, and an advisor to the South China Power Grid.

Members of the Supervisory Committee

Zhang Jie

Aged 57, graduated from the Central Communist Party School majoring in political theories. Mr. Zhang is a senior economist and Chairman of the Supervisory Committee of the Company. He started his career in 1968 and joined the Power Corporation in 1973. Mr. Zhang had held positions including Deputy Head of the Publicity Division, Deputy Director of the Maintenance Office and General Secretary to Party Committee of Datong General Power Plant and Chairman of the Staff Union of Datong Second Power Plant. He worked in Chengde Power Supply Company as Secretary to Party Committee in 1994 and in Beijing Power Supply Company (Power Supply Bureau) as Deputy Secretary to Party Committee in January 1995. Mr. Zhang has become Chairman of the Supervisory Committee of the Company since December 2000. Mr. Zhang has long been engaged in management work at power enterprises and has extensive experience in administrative management.

Zhang Wantuo

Aged 59, graduated from the Tianjian University of Finance and Economics, senior economist, presently Vice President of Tianjin Jinneng Investment Company and Vice Chairman of the Supervisory Committee of the Company. Mr. Zhang started his career in 1970 in Tianjin Teachers Institute. He has been the cadre, Deputy Director and Director of the Energy Department of Tianjin Municipal Planning Committee since March 1981. In February 1999, he became Vice President of Tianjin Jinneng Investment Company. With his long-standing involvement in energy planning and planning management, Mr. Zhang has acquired extensive experience in corporate management and power planning and investment.

Fu Guoqiang

Aged 43, university graduate, senior accountant, CPA. Mr. Fu is Deputy Head of the Finance and Assets Management Department of China Datang Corporation. He was Head of the Finance and Assets Management Department of Hebei Power Company, Manager of the Finance Department of NCPGC and Deputy Head of the Finance and Assets Management Department of China Datang Corporation. Mr. Fu has been Head of the Finance and Assets Management Department of China Datang Corporation since December 2003. Mr. Fu has been engaged in finance management in power system for an extensive period and has accumulated extensive experience in practice and management.

Shi Xiaofan

Aged 54, tertiary graduate, senior economist. He is presently the Assistant to President and the Head of the Human Resources Department of the Company. Mr. Shi had worked in NCPGC as Head of the Personnel Department. He became Head of the Human Resources Department of the Company in 1996 and Assistant to President and Head of the Human Resources Department of the Company in March 2003. Mr. Shi is well-experienced in human resources development and management in the power industry and is well-experienced in the management of human resources in the sector.

Company Secretary

Yang Hongming

Aged 59, Executive Director and Vice President of the Company.

Senior Management

An Hongguang

Aged 47, graduated from Wuhan University majoring in Administration Science and Engineering with a master's degree. He is a senior engineer and currently the Deputy General Manager of the Company. Mr. An joined North China Power Corporation in 1982 and since then held various positions including Deputy Head of the Chemical Workshop of Xia Hua Yuan Power Plant, Deputy Head and Head of the Chemical Workshop of Dou He Power Plant, Division Chief of the Biotechnology Unit of Dou He Power Plant, Assistant to Director of Tangshan Thermal Power Plant, Assistant to Director of Dou He Power Plant, Deputy Manager of the Production Department of the Company, Manager of the Production Department and Director of Zhangjiakou Power Plant. From June 2005 to December 2005, he served as Assistant to General Manager of the Company. He has become Deputy General Manager of the Company since December 2005. Mr. An has more than 20 years' experience in the area of power systems and has been long engaged in production and administration management. He is well experienced in power generation and operation, with specific expertise in production safety management of power plants.

Wang Xianzhou

Aged 51, graduated from Beijing Broadcast and Television University majoring in industrial statistics. He is a senior accountant and the Chief Financial Officer of the Company. Mr. Wang joined North China Power Corporation in 1970 and had held various positions including Head of the Financial Department of Xia Hua Yuan Power Plant and Deputy Chief Accountant and Head of the Financial Division of Zhang Jia Kou Power Plant. Since 1995, Mr. Wang had held various positions including Deputy Financial Manager and Financial Manager of NCPGC, Financial Manager and Chief Accountant of the Company. He has been Chief Financial Officer of the Company since August 2000. Mr. Wang has acquired extensive experience in the financial management of power companies from his long-standing focus in this area.

Qiao Xinyi

Aged 53, graduated from North China Power College majoring in thermal dynamic. He is a senior economist and is presently the Director of the Work Division Committee and Head of the Corporate Culture Department of the Company. Mr. Qiao joined the North China Power Corporation in 1969. He had undertaken positions as Assistant to Director, Deputy Director and Assistant Manager of the Human Resources Department of NCPGC and Vice President of Qinhuangdao Power Company. He became Director of the Work Deployment Committee and Head of the Professional Culture Department of the Company in February 2000. Mr. Qiao has been involved in the corporate and operational management of power generation companies for many years and is well experienced in administrative management.

Qiu Ling

Aged 59, graduated from Beijing Power College majoring in thermal engineering automation. He is a professor-grade senior engineer and is presently Chief Economist of the Company. Mr. Qiu started his career in 1970 in Luan He Power Plant and had since then held positions such as Deputy Director of Hebei Electric Power Testing & Research Institute, NCPGC's Engineering Officer of the Production Technology Department and Engineering Officer of the Power Station Construction Department. He has served the Company as Engineer Officer and Manager of the Construction Department since 1999 and became the Chief Economist since March 2003. Mr. Qiu has been involved in power generation technology for a long time and is well-experienced in power generation construction.

Tong Yiying

Aged 43, graduated from North China Power Institute majoring in power plant thermal energy with a master's degree in engineering. A professor-grade senior engineer. Ms. Tong is presently the Chief Engineer and Production Manager of the Company. Ms. Tong joined the North China Power Corporation in 1983 and had held various positions in a number of power generation enterprises. Ms. Tong has been the Company's Deputy Chief Engineer and Production Manager since May 2003. Ms. Tong has been Chief Engineer of the Company since December 2005. Ms. Tong is knowledgeable in power production, operation and management, and is well-experienced in power production management.

Liu Lizhi

Aged 40, graduated from Northeast China Power Institute majoring in Power System and Engineering Automation with a master's degree. He is a senior engineer and is currently the Chief Economist of the Company. Mr. Liu joined China Power Information Research Institute in 1991 and since then took up the positions of Deputy Chief of the Dynamics and Economics Research Centre of Beijing Power Research Institute, Head of Capital Operation of the Integrated Planning Department of the Company, Division Head of the Planning Division of the Planning and Development Department, Deputy Manager and Manager of the Planning and Development Department of the Company and Manager of Development and Planning Department. He has become Chief Economist of the Company since December 2005. Mr. Liu has been long engaged in power planning and administration and is well experienced in the development and planning of power projects as well as in the respect of capital operation.

Song Yuluo

Aged 52, post-graduate of North China Power University majoring in thermal dynamics. He is a senior engineer and is presently the Deputy Chief Engineer and Security and Environmental Protection Manager of the Company. He started his career in 1968 and joined North China Power Corporation in 1976 and served as Deputy Director and Director of Datong Power Plant No.2 in 1985 and 1994 respectively. He became Deputy Chief Engineer of the Company in January 1997 and Production Manager in October 2000. Mr. Song was appointed Manager of the Security and Environmental Protection Department in August 2003. Mr. Song is knowledgeable in power production process and corporate management and is well experienced in management of power generation business.

Zhu Guanqun

Aged 46, graduated from Zhejiang University majoring in precision engineering. He is a senior engineer and is presently the Deputy Chief Economist of the Company. He joined North China Power Corporation in 1982 and served as Deputy Director of Beijing General Power Equipment Plant, Deputy Manager of the General Planning Department and Deputy Manager of the Finance Department of NCPGC, as well as President of North China Power International Trading Company. He became Deputy Chief Economist in January 2002. Mr. Zhu has extensive experience in corporate management and marketing of power generation business.

Li Shidong

Aged 43, graduated from Hefei Industrial University majoring in Agriculture and Hydraulics, a professor-grade senior engineer. He is presently the Company's Deputy Chief Engineer. Mr. Li worked in the Beijing Prospecting and Design Institute under the Ministry of Hydropower in 1984. He was Head of the Planning Department with China Hydraulics and Hydropower Construction Engineering Consulting Company, Director of the Planning Division with China Hydropower Consulting Company Limited and Deputy Chief Engineer of the Hydropower and Hydraulics Planning Institute. He has been the Company's Deputy Chief Engineer since November 2003. Mr. Li has long been involved in national planning and macro pre-construction works in hydropower, and possesses extensive experience in the planning and design of hydropower and pumped-storage stations.

Wang Zhenbiao

Aged 42, post-graduate of North China Power Institute majoring in thermal dynamics, a senior engineer. He is currently the Deputy Chief Engineer and Manager of the Construction Department of the Company. Mr. Wang joined North China Power Corporation in 1984, and had held various positions including Assistant Engineer of Beijing Power Construction Company, Deputy Director of boiler workshop of Zhang Jia Kou Power Plant, Chief Engineer and Deputy Director of the Production Technology Department and Engineer Head of the Production and Technology Department of North China Power Group Company, Chief Engineer of Inner Mongolia Datang Tuoketuo Power Generation Company Limited, Deputy Manager of the Construction Department of the Company since 2001, Manager of the Construction Department of the Company since 2003 and Deputy Chief Engineer and Manager of the Construction Department of the Company since 2005. Mr. Wang is well-experienced and is knowledgeable in infrastructure management and production technology of power system.

Liu Heping

Aged 55, graduated from Central Broadcast and Television University majoring in industrial statistics and is a senior accountant. He is currently Deputy Chief Accountant and Manager of the Finance Department of the Company. Mr. Liu started his career in 1968 and became involved in the power system in 1980. He has been an accountant and Deputy Head of the Finance Department of Luanhe Power Plant, Deputy Director of Luanhe Power Plant and Deputy Manager of the Finance Department of the Company. He has become Manager of the Finance Department and Head of the Settlement Centre of the Company since 2000, and has served as Deputy Chief Accountant and Manager of the Finance Department of the Company since May 2005. Mr. Liu has long been engaged in financial management of power plants and is highly experienced in financial management and operation of power plants.

Fang Deliang

Aged 43, graduated from North China Power University, majoring in communication engineering. Mr. Fang is a post-graduate of Tianjin University majoring in international trading and international engineering management, and a post-graduate of Tsinghua University majoring in Business Administration. Mr. Fang is a Senior Engineer, Senior Economist and International Business Engineer. He is currently Deputy Chief Economist and Manager of the Development and Planning Department of the Company. Mr. Fang joined North China Power Administration Bureau in 1984. He had held various positions including Technician of Production Control Office, Engineer of the Grid Engineering Office of North China Power Administration Bureau, Translator and Engineer of Ertan Hydropower Development Company, Deputy General Manager of North China Power International Trading Company, Deputy Director of External Economic and Trading Bureau of North China Power Group Company, Assistant to the President of Hebei Sanhe Power Generation Company Limited, Deputy Manager of the Planning and Development Department of the Company as well as Deputy Manager and Manager of the Integrated Planning, Investment and Financing Department. He has become Deputy Chief Economist and Manager of the Development and Planning Department of the Company since December 2005. Mr. Fang has worked in the power industry for many years and is well experienced in power planning and management.





Investment in Related Upstream, Downstream Businesses

Consummate Strengths of Vertical Integration

Apart from making concrete progress in various areas of power generation, Datang Power achieved breakthroughs in power-related upstream and downstream projects, such as coal-mining and railway. The Company established a project company with Kailuan Group, which proposed to jointly develop coal-mine, railway and power plant operations in Weizhou. Unit 2 of Shengli Coal Mine in Inner Mongolia, an open-cut coal mine wholly owned and developed by the Company, obtained exploration rights. Qiancao Railway, invested in and operated by the Company, commenced normal operation. Datang Power will continue to consummate strengths of vertical integration, with a view to building the Company as a large enterprise with diversified developments.

Questions Frequently Asked by Investors


大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

1. How would the Company view the recent China's power market and the supply and demand conditions of the BTT Power Grid?

Ms. Alice Hui
Analyst
UBS Securities Asia Ltd.

(1) National power demand and supply are expected to balance each other in 2006 with reasonable utilisation rates.

As at the end of 2005, national installed capacity reached 510 GW. As commencement of new generation units will peak in 2005 and 2006, it is expected that the weighted average new capacity will reach 70 GW and power supply growth will increase by 13% in 2006. National GDP growth rate in 2006 is expected to be 8% and assuming power demand elasticity remains at 1.1, the power demand growth for 2006 is expected to be around 9%. The growth of power supply will exceed that of demand, which will further relieve and balance the tight situation of the national supply and demand of electric power experienced in 2005.

(2) Although the utilisation rate of the BTT Power Grid will be lowered in 2006 due to high growth of new capacity, it remains at a relatively high level.

As at the end of 2005, the installed capacity of the BTT Power Grid was 26 GW. The weighted average new capacity in 2006 is expected to be 6 GW which means an increase in capacity by 23%. The GDP growth of the BTT Power Grid is expected to be 11% in 2006 and assuming power demand elasticity remains at 1.1, the power demand growth for 2006 is expected to be at 12%. The average utilisation hours of the BTT

Power Grid are estimated to decrease from 6,400 hours in 2005 to 5,800-6,000 hours in 2006.

(3) With new capacity growth slowing down in 2007, the utilisation rate of the BTT Power Grid will stabilise at a relatively high level.

The weighted average new capacity of the BTT Power Grid in 2007 is expected to be 3 GW, implying a capacity growth of 10%. Assuming that the power demand elasticity remains at 1.1, the power demand growth in 2007 is expected to be at 11%. The average utilisation hours of the BTT Power Grid in 2007 is estimated to stabilise at a relatively high level of 6,000 hours.

2. Please explain the Company's view towards the national supply and demand of coal and the policy of the fuel-tariff pass-through mechanism.

Mr. Larry Ioffredo
Fund Manager
Arnhold & S. Bleichorder

(1) The national supply and demand of coal will basically reach an equilibrium in 2006.

As investments in the coal industry have been increasing rapidly and significantly in recent years, the growth of coal production capacity has remained at a high level. Under the impact of the State's macroeconomic policy and energy policy, the growth of coal demand has dropped. Total national coal demand is expected to reach 2.25 billion tons in 2006 (including 1.21 billion tons for thermal coal and 0.08 billion tons for export) and total coal production will reach 2.26 billion tons. The production and demand of coal are basically balanced.

(2) Transportation de-bottlenecked

Following the expansion in the Daqin and Houyue Railways, national coal transport capacity is expected to increase by 80 million tons in 2006. On the other hand, national port loading capacity will also increase by 65 million tons. The transportation bottleneck that affected the supply and demand and the coal price in the past two years will be significantly relieved in 2006.

(3) According to plans, there will be marginal increase in coal prices.

The Company expects that its coal demand in 2006 will be 50 million tons, combining 85% contract coal and 15% market coal, which has been basically determined. According to the coal purchase contracts that the Company has signed, our coal prices will increase by RMB10 - 12 per ton representing an increase of around 5% to 6%.

(4) Analysis on a potential new round of fuel-tariff pass-through mechanism

In accordance with the policy of the fuel-tariff pass-through mechanism promulgated by the State, the increase in coal prices in 2005 and 2006 has exceeded 5% and the fuel-tariff pass-through mechanism needs to be reactivated. It is reported that the relevant state authorities have been studying the price adjustment proposal. Once the mechanism is re-activated, the pressure due to rising coal prices in 2006 should be relieved effectively.

3. **Will there be any adjustments to the corporate development strategy in the next few years? If yes, what will be those adjustments?**

Mr. Alan Wang
Associate Fund Manager
Value Partners Ltd.

2005 was the first year during which the Company went through its strategic transformation. The Company implements this strategic transformation mainly in three areas:

(1) Optimisation of coal-fired projects structure:

New coal-fired power generation units of the Company will transform from small capacity, low efficiency to large capacity and high efficiency units. Emphasis will be put on supercritical and ultra-supercritical units with single-unit capacity of 600 MW or above, thermal generation units with single-unit capacity of 300 MW or above and Integrated Gastification Combined Cycle units. The units at Wushashan in Zhejiang, Ningde in Fujian and Chaozhou in Guangdong which will commence operation in 2006 will all be supercritical coal-fired generation units with single-unit capacity of 600 MW.

(2) Diversification of power generation structure:

The Company's power generation structure will transform from pure coal-fired power to hydropower, nuclear power, wind power and other renewable energy. The hydropower projects along the Lixianjiang river in Yunnan, the Nalan Hydropower Project in Yunnan and the Pengshui Hydropower Project in Chongqing are presently undergoing construction work and all of them are expected to commence operation during the Eleventh Five-Year Plan period. Preliminary works for other hydropower projects have also been stepped up. On 6th February 2006, the Company entered into the "Ningde Nuclear Power Project Investment Agreement" with China Guangdong Nuclear Power Investment Company Limited which signifies the Company has taken the first concrete step towards the development of nuclear power in China. In planning its wind power investment, the Company has identified certain regions with abundant wind power resources, such as Inner Mongolia, Shanxi and northern Hebei Province. The Company aims to ensure that wind power will partake an appropriate portion of its total generation capacity in the future.

(3) Vertical integration of business assets:

The Company has embarked a transformation of its business involvements from pure power generation to upstream and downstream non-generation industries, particularly those related industries that are complementary and supportive to our core power generation business, such as coal mining, railway, port and shipping operations. In 2005, the Company made initial progress in upstream and downstream business development. On 6th April, the Company signed the "Qiancao Railway Construction Project Investment Agreement" (遷曹鐵路建設項目投資協議書) with six companies including the Beijing Railway Bureau. On 1st August, the "Tanggang Railway Limited Liabilities Company" (唐港鐵路有限責任公司) was founded. On 29th September, the Company formed the "Hebei Yuzhou Energy Consolidated Development Company Limited" (河北蔚州能源綜合開發

有限公司) to jointly develop coal mining, railway and power plants in Yuzhou, Hebei Province. The Ta Shan Coal Mine, a project of which the Company got the development right, will form its production capacity in 2006, and Unit 2 of open-cut coal mine, located east of Shengli Coal Mine in Xilinghaote City, Inner Mongolia, is closely carrying out preliminary work.

As the strategic transformation of the Company is progressing steadily, the Company will move beyond the existing mode of relying on a single profit growth platform and transform into a company that is principally engaged in power generation but vertically integrated with upstream and downstream business assets as resources and project reserves, thereby forming new bases for its profit growth.

4. Please explain the Company's financial condition, capital expenditure and financing plans.

Mr. Jeff Coggshall
Investment Manager
Martin Currie Investment Management Ltd.

As at the end of 2005, the Company's debt-to-asset ratio is 67.88%.

The Company's planned capital expenditure for 2006 and 2007 amount to RMB8.34 billion and RMB4.05 billion respectively (the actual amounts of capital expenditure are subject to adjustments depending on the approvals and progress of various projects). Most of the Company's new units were and will be put into operation in 2005 and 2006, which will contribute a capacity totalling 10 GW in these two years. Accordingly, the capital expenditure required is rather high. However, as the scale of units-under-construction will be relatively smaller afterwards, the size of capital expenditure will remain stable with a downward trend.

The Company is currently planning the initial public offering (IPO) of its A shares in the domestic market. The actual schedule will depend on the re-opening time of the A shares IPO market, which is subject to the determination of the China Securities Regulatory Commission. Meanwhile, the Company will also consider other forms of financing to satisfy the funding requirements of the Company and to reduce financing costs and optimise the Company's capital structure at the same time.

5. What has the Company achieved in, and what is its plan for, environmental protection?

Mr. Edmond Lee
Analyst
JP Morgan Securities (Asia Pacific) Ltd.

The Company always views environmental protection as an important element in its development strategy. Particularly during the past few years, the Company has committed to putting its environmental protection strategy into practice and implementing its environmental upgrade plans. In 2005, the Company made a breakthrough in environmental protection with initial achievements. Installations of desulphurisation facilities were completed for a total of eight units at Gaojin, Douhe and Tangshan, with a total capacity of 1,650 MW. Every newly constructed coal-fired power project is simultaneously installed with desulphurisation facilities. The already operating coal-fired power plants, including Gaojin, Douhe, Xiahuayuan, Tuoketuo, Panshan and Yungang, will also complete desulphurisation facilities successively in the next few years.

Pursuant to the relevant policy, the State grants a desulphurisation tariff increase of RMB15 / MWh for coal-fired power plants equipped with desulphurisation facilities. Based on the operating conditions of the Company's units with desulphurisation facilities, the tariff granted can basically cover a portion of desulphurisation related costs.

6. **What is the outlook of the Company towards the progress of the implementation of the "power pooling" system in China?**

Mr. Jonathan Bell
Investment Manager
PICTET, Asset Management Ltd.

In accordance with the overall thinking of the State Electricity Regulatory Commission (SERC) on the reforms of the power market and the implementation of the "power pooling" system, the Northeast and East China Power Grids, being the first group of grids to experiment the new tariff system, have started the preparation for "power pooling". Simulation work commenced in the northeastern regional power market in January 2004 and trial operation of monthly and annual tariff bidding started in early 2005. The East China power market has enhanced the relevant rules through combined simulation and trial operation of tariff bidding and will commence on 1 April 2006. The South China Power Grid and the Central China Power Grid have been designated as the second batch for trial operation of the new tariff system. The South China power market has been operating in simulation in preparation for the next stage of work. The Central China power market will commence simulated operation at an appropriate time. The SERC is actively promoting the development of the North China and Northwest China power markets, and the two power grids are designated as the last trial group of grids to implement the "power pooling" system.

With regard to the model to be adopted for "power pooling", different regional power markets may vary. The Northeast China power market and the East China power market, where the "power pooling" is at work, employ different models from others. The former adopts a two-tier tariff system where all the electricity generated is subject to tariff bidding, while in the East China power market (comprising four provinces namely Jiangsu, Zhejiang, Fujian, Anhui and Shanghai Municipality), only 10% of the annual generation from generation units with capacity of 100 MW or above will be priced through power pooling in the market during the trial operation.

In view of the forthcoming "power pooling" initiative and the reform of the power market, the Company will continue to rely on quality management, effective cost control and pragmatic development strategies to build and enhance its overall market competitiveness, as a means to tackle competition in the market. Whether it is the North China Power Grid where the Company has a larger market share, or the East China, South China and Northwest China power grids where the Company deploys its presence lately, the Company is confident that its power generation projects are highly competitive in the local power grids through our pragmatic and effective cost control measures.

7. What are the major strategic considerations for the Company's investment in the Ningde Nuclear Power Project?

Ms. Margaret Kalvar
Fund Manager
Harding Loevner

On 6th February 2006, the Company entered into the "Ningde Nuclear Power Project Investment Agreement" with China Guangdong Nuclear Power Holding Co. Ltd., by which the Company essentially took the first step towards nuclear power in China. The initiative has far-reaching significance and is based on long-term strategic thinking:

(1) The initiative is a strategic move to capture the opportunity of nuclear power development and to align with the direction guided by the State's policy that optimises the energy structure. In accordance with the State's recent planning on energy development, nuclear power has been classified as a major type of energy being encouraged for development. Total domestic installed capacity of nuclear power in 2020 is estimated to reach 40 GW or above. It is reported that the State has been drafting a series of policies and rules that are favourable to the construction and operation of nuclear power. Positioning as a most competitive independent power generation company in China, the Company sees such situation as a good opportunity for strategic development.

(2) The initiative aims to facilitate a sustainable development of the Company. Given the rapid expansion of the Company in recent years and in the next few years, the capacity of the Company will quickly exceed 20 GW. Since nuclear power generation units can effectively optimise the fuel structure, diversify the market risks and enhance the level of environmental friendliness, thereby developing and constructing of nuclear power will become the new frontiers for the Company to accomplish sustainable growth.

(3) The initiative aims to capitalise on promising market prospects and profit growth opportunities, enhancing the Company's overall competitiveness and profitability. Compared with coal-fired power, while nuclear power carries higher fixed cost, its operating cost is much lower, and it is supported by the State's policy at the later stage. With the benefits of high utilisation rate and long operating life, along with the longer operating period, the composite cost advantage of nuclear power is becoming more obvious.

(4) With no emission of sulphur dioxide, nitrogen oxides and carbon dioxide, nuclear power can help to improve the quality of the local environment and facilitate the Company to achieve shared economic, social and environmental benefits.

Report of the Directors

The Directors are pleased to present the audited results of the Company and its Subsidiaries for the year ended 31st December 2005.

Listing and Issue of Shares

The Company's H Shares have been listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the London Stock Exchange Limited since 21st March 1997. On 9th September 2003, the Company issued 5-year US Dollar convertible bond of US$153.8 million, which are listed on the Luxembourg Stock Exchange, at 0.75% interest rate per annum and a conversion premium of 30%. During the Year, the Company did not issue any new shares.

Performance of the Company's H Shares during the Year:

Closing price per H Share as at 31st December 2005	HK$5.70
Highest traded price per H Share between 1st January and 31st December 2005	HK$6.15
Lowest traded price per H Share between 1st January and 31st December 2005	HK$5.35
Total number of H Shares traded between 1st January and 31st December 2005	2,104,581,000 shares

Public Float

The Company confirms that the public float of the Company's H Shares has complied with the requirement under the Listing Rules at any time during the Year.

Accounts

The Company and its Subsidiaries' audited results for the year ended 31st December 2005 are set out in the Consolidated Income Statement on page 85. The financial position of the Company and its Subsidiaries' as at 31st December 2005 is set out in the Balance Sheets on page 86.

The Company and its Subsidiaries' consolidated cash flows for the year ended 31st December 2005 are set out in the Consolidated Cash Flow Statement on page 89.

Main Businesses

The main businesses of the Company are to acquire, own and operate existing coal-fired power plants and to develop, construct, own and operate new power plants.

Major Suppliers and Customers

The percentage of purchases and sales attributable to the Company's suppliers and customers for the Year are as follows:

	2005	2004
Purchases		
The largest supplier	**16.77%**	14.00%
Five largest suppliers	**48.60%**	52.80%
Sales		
The largest customer	**92.95%**	95.67%
Two largest customers	**96.31%**	99.96%

To the knowledge of the Directors, none of the Directors, Supervisors, their respective associates or shareholders of the Company owning 5% or more of the Company's issued share capital of the same class owned any direct or indirect interest in the Company's suppliers and customers mentioned above during the Year.

Subsidiaries, Jointly Controlled Entity and Associates

Details of subsidiaries, jointly controlled entity and associates of the Company are set out in Note 6, Note 7 and Note 8 to the financial statements on page 116 to page 122.

Dividends and Earnings per Share

Details of dividends and earnings per share are set out in Notes 29 and 30 to the financial statements on page 149.

Reserves

Movements in reserves during the Year are set out in Note 16 to the financial statements on page 128 to page 131.

Property, Plant and Equipment

Details of movements in property, plant and equipment during the Year are set out in Note 5 to the financial statements on page 114 to page 116.

Share Capital

Details of the change of share capital of the Company during the Year are set out in Note 15 to the financial statements on page 128.

Share Capital Structure

As at 31st December 2005, the total number of shares issued by the Company was 5,162,849,000. The Company's shareholders were China Datang Corporation, Beijing Energy Investment (Group) Company, Hebei Construction Investment Company, Tianjin Jinneng Investment Company and foreign holders of H Shares, holding 1,828,768,200 shares, 671,792,400 shares, 671,792,400 shares, 559,827,000 shares and 1,430,669,000 shares, respectively, representing 35.43%, 13.01%, 13.01%, 10.84% and 27.71%, respectively, of the issued share capital of the Company.

Number of Shareholders

Details of the shareholders as recorded in the register of members of the Company as at 31st December 2005 were as follows:

Total number of shareholders	298
Holders of domestic shares	4
Holders of H Shares	294

Substantial Shareholders of the Company

As far as the directors of the Company are aware, as at 31 December 2005, the interests or short positions of the person or entities in the shares or underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance (the "SFO") (Chapter 571 of the Law of Hong Kong), or as otherwise required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, were as follows:

Name of shareholder	Class of shares	No. of shares held	Percentage to total issued share capital of the Company (%)	Percentage to total issued domestic shares (%)	Percentage to total issued H shares (%)
China Datang Corporation *(Note 1)*	Domestic shares	1,828,768,200	35.43	49	–
Beijing Energy Investment (Holding) Company Limited *(Note 2)*	Domestic shares	671,792,400	13.01	18	–
Hebei Construction Investment Company *(Note 3)*	Domestic shares	671,792,400	13.01	18	–
Tianjin Jinneng Investment Company *(Note 4)*	Domestic shares	559,827,000	10.84	15	–
UBS AG	H shares	169,353,508(L) 47,859,124(S)	3.28 0.93	– –	11.84(L) 3.35(S)
Alliance Capital Management L.P.	H shares	157,493,140(L)	3.05	–	11.01(L)
JP Morgan Chase & Co.	H shares	144,218,597(L) 86,283,871(P)	2.79 1.67	– –	7.98(L) 6.03(P)
Templeton Asset Management Limited	H shares	84,472,320(L)	1.64	–	5.90(L)

(L) = Long positions (S) = Short positions (P) = Lending pool

Notes:

(1) Each of Mr. Zhai Ruoyu, Mr. Hu Shengmu and Mr. Fang Qinghai, all non-executive Director, is an employee of China Datang Corporation.

(2) Each of Mr. Liu Haixia and Ms. Guan Tiangang, both non-executive Director, is an employee of Beijing Energy Investment (Holding) Company Limited.

(3) Each of Mr. Su Tiegang and Mr. Ye Yonghui, both non-executive Director, is an employee of Hebei Construction Investment Company.

(4) Mr. Tong Yunshang, a non-executive Director, is an employee of Tianjin Jinneng Investment Company.

Save as disclosed above, as far as the Directors are aware, as at 31st December 2005 there is no person or entity holding interests or short positions in the shares or underlying shares of the Company are required to make disclosure in accordance with the requirements of the SFO.

Interests of Directors and Supervisors in Share Capital

At any time during the Year, none of the Directors, chief executive, supervisors of the Company or their respective associates had any interests and short positions in the shares, underlying shares or debentures of the Company or any of its associated corporation (as defined in the SFO) that required to notify the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or required to be recorded in the register mentioned in the SFO pursuant to section 352 of the SFO or otherwise required to notify the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers under the Listing Rules.

Directors' Service Contracts

As at 31st December 2005, the Company has not entered into service contracts with executive Directors.

Interests of Directors and Supervisors in Contracts

No contracts of significance in relation to the Company's business to which the Company or any of its subsidiaries was a party, and in which any Director or Supervisor had a material interest, subsisted at the end of the Year or during the Year.

Directors and Supervisors' Benefits from Rights to Acquire Shares or Debentures

No arrangements were made by the Company or its subsidiaries at any time during the Year for any Director or Supervisor to acquire any shares in or debentures of the Company or any of its subsidiaries.

Interests of Substantial Shareholders in Contracts

Save as disclosed in this annual report, none of the Company and any subsidiaries of the Company have entered into any material contracts or material service contracts with the Company's substantial shareholders (as defined under the Listing Rules) or its subsidiaries.

Highest Paid Individuals

All of the highest paid individuals of the Company during the Year include Directors and senior management staff. Details of their remuneration are set out in Note 28 to the financial statements on page 148.

Purchase, Sale and Redemption of the Company's Listed Securities

There was no purchase, sale or redemption of the Company's listed securities by the Company during the Year.

Bank Borrowings, Overdrafts and Other Borrowings

Apart from the loans from China Datang Corporation Finance Company Limited and NCPG Finance Company Ltd, short-term loans from banks, long-term loans from banks and other long-term loans as set out in Notes 17 to 18 to the financial statements on page 131 to page 133, there were no other loans of the Company and its subsidiaries as at 31st December 2005.

Pre-emptive Rights

According to the Articles of Association and applicable PRC Laws, no pre-emptive rights exist that require the Company to offer new shares to the existing Shareholders in proportion to their shareholding.

Connected Transactions

During the Year, China Datang Corporation and the Company performed the following continuing connected transactions (definition in accordance with the requirements stipulated in Chapter 14A of the Listing Rules), among which the Company had been liaising with China Datang Corporation with a view to entering into a supplemental agreement in relation to the continuing connected transaction 1 below in order to strictly comply with the Listing Rules after its revision, while the remaining transaction was in compliance with the requirements on connected transactions under Chapter 14A of the Listing Rules.

Transactions

	Amount (RMB '000)
1. Ash disposal fees payable to China Datang Corporation	57,892
2. Rental payable to China Datang Corporation	7,228
3. Fuel management fee payable to China Datang Corporation	5,229

The independent non-executive Directors have reviewed the above transactions and confirmed:

(1) the above transactions were made in and for the need of daily and normal business operations;

(2) the above transactions were made with the following terms: (a) normal business terms (i.e. such terms are applicable to the similar transactions with other similar business entities in China); or (b) fair and reasonable terms in the opinion of the Directors of the Company if there were no comparable terms; and

(3) the above transactions were made with the following terms: (a) agreed terms governing such transactions, or (b) terms not less favourable than those that the Company may enter into with any third party, if there was no such agreement.

The Company's auditors have reviewed the said transactions and notified the Board of the following in writing:

(a) The said transactions have been approved by the Directors;

(b) The said transactions have been entered into pursuant to the agreement terms governing those transactions and the pricing method set out in Note 27 of Notes to the Financial Statements for the year ended 31st December 2005;

(c) The said transactions have not exceeded the respective cap applicable to that transaction.

During the Year, the major details of continued connected transactions entered into between the Company and China Datang Corporation are as follows:

1. During the Year, the Company and Datang Fuel Company Limited, a wholly owned subsidiary of China Datang Corporation, entered into Fuel Management and Development Service Agreement, As such, China Datang Corporation provided fuel management and development services to the Company. The fee was calculated from the quantity of fuel purchased based on RMB0.3/ton. The agreement will subsist until 31st December 2006. During the Year, the Company has paid a fuel management fee amounting to RMB5,229,000.

2. On 20th December 2005, the Company and China Datang Corporation (a substantial shareholder of the Company, holding 35.43% of the issued share capital of the Company and thus a connected person of the Company) entered into the Supplemental Agreement to the Ash Disposal Agreement to render the Ash Disposal Agreement in compliance with the requirements governing continuing connected transactions under the revised Listing Rules. The revised ash disposal arrangement is effective for a term of 3 years, from 20th December 2005 to 19th December 2008. The maximum aggregate annual caps for the year ending 31st December 2005, 31st December 2006 and 31st December 2007 were RMB60,000,000.

During the Year, the Company has entered into/ performed the following connected transactions which were in compliance with the respective requirements as stipulated in Chapter 14A of the Listing Rules:

1. In order to utilise resources more effectively, the Company entered into an agreement with China Datang Corporation on 24th August 2005, the Company transferred an office building construction project to China Datang Corporation. The consideration for the transfer was RMB210,615,000, which was equivalent to the cost incurred by the Company in connection to the project.

2. In 2004, the Company's subsidiary, Tangshan Thermal Power Company entered into an agreement with China Datang Corporation by which Tangshan Thermal Power Company agreed to acquire the net assets of Tangshan Power Plant from China Datang Corporation. After the approval from all relevant government authorities had been obtained and the consideration of RMB157,000,000 had been paid, the acquisition became effective on 20th June 2005.

3. As at 31st December 2005, the Company and its Subsidiaries have financial borrowings of RMB187,000,000 due to China Datang Corporation Finance Company Limited.

4. On 29th August 2005, the Company entered into a joint venture agreement with (i) Hebei Construction Investment Company (a substantial shareholder of the Company holding approximately 13.01% of the issued share capital of the Company and thus a connected person of the Company), (ii) Beijing Railway Authority, (iii) Tangshan Port Investment Company Limited, (iv) State Development Investment Communications Company, (v) Tangshan Caofeidian Development Company Limited and (vi) China Resources (Tangshan Caofeidian) Company Limited to construct and operate the Qiancao Railway Project through Tanggang Railway Company Limited. The Company and Hebei Construction Investment Company own approximately 13.97% and approximately 11.64% equity interest of Tanggang Railway Company Limited, respectively, and contribute in total in cash RMB240 million and RMB200 million to such company, respectively, under the joint venture agreement. The purpose of such agreement is to secure the supply of coal to the Company and increase the rate of return for the Shareholders.

Material Litigation

The Company was not involved in any material litigation during the Year.

Retirement Scheme

In accordance with the State's employee retirement scheme, the Company has to pay a basic pension insurance premium on behalf of the employees at a rate of 20% of the staff's salaries whereby the employees would receive a monthly pension payment each month after retirement. In addition, the Company has also implemented an enterprise annuity plan, whereby employees will make monthly contributions at a fixed amount as individual savings pension insurance fund, while the Company will contribute a proportionate amount of the employees' contributions as supplementary pension insurance fund. The Company may at its discretion provide additional non-recurring individual savings pension insurance fund depending on the operating results of the year. When retired, an employee will receive individual savings pension insurance fund and corporate supplemental savings pension insurance fund by the Company. Apart from such contributions, the Company has no other liabilities towards the staff retirement scheme.

Interest Capitalisation

During the Year, interest capitalised in respect of construction-in-progress amounted to approximately RMB893 million.

Other Significant Matters

At the extraordinary meeting convened on 27th November 2005, the appointment of Mr. Fang Qinghai as non-executive Director of the Company and the resignation of Mr. Kou Bingen as non-executive Director due to personal reasons were approved.

Compliance of the Code on Corporate Governance Practices

To the knowledge of the Board, the Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules during the Year. (Except for the deviation from the requirement of the code provision A.4.2 of the Code.)

It is provided in the code provision A.4.2 of the Code that every Director (including Directors with designated term) should be subject to retirement by rotation at least once every three years.

Pursuant to the Articles of Association, the Directors are appointed by the general meeting with each term of office not exceeding three years, and are entitled to be re-elected and re-appointed. The Company considers that the re-electing and re-appoining Directors as the Company's Directors by the general meeting is in the interest of maintaining continuity of the existing operating measures and policies, so the Articles of Association have not stipulated any requirements on the system of retirement by rotation.

Compliance of the Model Code for Securities Transactions by Directors of Listed Issuers

Upon specific enquiries made to all Directors and in accordance with information provided, the Board confirmed that all Directors have complied with the provisions under the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules during the Year.

Independent non-executive Directors

The Company confirms the receipt of annual confirmation letters from each of its independent non-executive Directors in respect of their respective independence; and confirms that the Company considers that all independent non-executive Directors are independent individuals.

Auditors

The Company's 2005 financial statements prepared under International Financial Reporting Standards ("IFRS") have been audited by PricewaterhouseCoopers. A resolution to re-appoint PricewaterhouseCoopers as the international auditors will be proposed at the annual general meeting. During the past four years, the Company has not changed its auditors.

By Order of the Board
Zhai Ruoyu
Chairman

27th March 2006

Report of the Supervisory Committee



To all shareholders:

During the Year, members of the Supervisory Committee actively and effectively exercised their functions and powers to monitor the operation of the Company with diligence and prudence in accordance with the Company Law of the PRC, the Articles of Association and the relevant requirements as stipulated in the Listing Rules. They have monitored the management activities of the Company in a lawful, timely and effective way to protect the interests of shareholders and the Company.

During the reporting period, the Supervisory Committee held two meetings; attended the annual general meeting and the extraordinary general meeting of the Company; completed the auditing of the interim results, attended three meetings of the Board; reviewed the Company's annual financial report, budget and profit distribution plan; and reviewed the auditors' report presented by the auditors and furnished reasonable recommendations. The Supervisory Committee gave opinions and recommendations on production operations and financial management, strengthened its supervision on the Company's Directors and senior management in carrying out their duties and enhanced its supervisory effectiveness, with a view to protecting the lawful interests of shareholders and the interests of the Company.

The Supervisory Committee confirms that during the Year, the Directors, the President and other senior management of the Company have fulfilled their responsibilities dutifully and diligently, and have actively organised the staff to carry out various operating work as confirmed at the annual general meeting, further enhancing production safety management of the Company's operating plants. They have implemented regulated operations in accordance with the Articles of Association and the Company's internal management system and have undertaken diversified development strategies externally, and in return, economic effectiveness was achieved. In accordance with the IFRS, total consolidated assets, consolidated operating revenue and profit attributable to the shareholders of the Company and its subsidiaries for 2005 amounted to approximately RMB64,536 million, RMB17,994 million and RMB2,351 million, respectively. Earnings per share was RMB0.46.

The Supervisory Committee has examined the implementation of the financial management systems of the Company and its subsidiaries and has regularly examined accounting evidence, books of accounts and accounting reports, as well as the auditors' report of the Company and its subsidiaries presented by the auditors. In the opinion of the Supervisory Committee, the financial statements and the accounting work of the Company and its subsidiaries have complied with the Accounting Law of the PRC, the accounting standards issued by the Ministry of Finance of the PRC and the IFRS. The Supervisory Committee has not discovered any problems in respect of the foregoing.

The Supervisory Committee confirms that the connected transactions between the Company and its controlling shareholder China Datang Corporation during the reporting period were fair and reasonable without harming the interests of other shareholders and the Company. In the course of the Company's operations, the Directors, the President and other senior management of the Company have complied with their fiduciary duties with faithfulness and have dutifully and diligently discharged their duties, and in exercising their rights or performing their obligations, no cases of power abuse or infringement of the interests of shareholders and staff have been found so far.

In 2006, all members of the new session of the Supervisory Committee will continue to follow the relevant requirements as stipulated by the Company Law, the Articles of Association and the Listing Rules and will work hard to complete its various tasks, with an aim to protect the interests of the Company and its shareholders.

On Behalf of the Supervisory Committee
Zhang Jie
Chairman of the Supervisory Committee

27th March 2006

axation of the United Kingdom

The comments below are a general guide only, based on the tax law and practice in force as at the date of this document that may be subject to changes or revisions. They relate only to certain limited aspects of the tax position of United Kingdom ("UK") resident shareholders of the Company. This section is not intended to be and should not be construed as legal or tax advice to any particular shareholder. If you are in any doubt as to your tax position you should consult an appropriate professional advisor.

Shareholders of the Company who are resident in the UK will generally be subject to UK income tax or corporation tax on the gross amount of dividends paid by the Company, but will normally be entitled to a credit against such UK income tax or corporation tax for any PRC withholding tax charged on the dividend.

Under the current double taxation treaty between the PRC and the UK, shareholders of the Company who are resident in the UK will generally be entitled to a reduced rate of PRC withholding tax on dividends paid to them by the Company (details of which can be obtained from such shareholders' respective UK tax offices).

Furthermore, corporate shareholders of the Company who are resident in the UK and who control (directly or indirectly) at least 10% of the voting rights of the Company will be entitled to credit against UK corporation tax chargeable in respect of dividends paid to them by the Company for any underlying PRC tax payable by the Company in respect of the profits out of which dividends were paid.

Where the dividends payable to shareholders who are U.K. residents are paid through a settlement agent in the U.K.. The agent may withhold a tax amount pursuant to the lower taxation rate (currently at 20%), and the U.K. shareholders who are exempted from U.K. taxes may use the form specified by UK Inland Revenue to make appropriate declaration to the agent so that exemption from the withholding tax may be granted to them.

Report of the Auditors

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong

TO THE SHAREHOLDERS OF
DATANG INTERNATIONAL POWER GENERATION CO., LTD.
(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying balance sheet of Datang International Power Generation Co., Ltd. (the "Company") and the Company and its subsidiaries and jointly controlled entity (the "Company and its Subsidiaries") as at 31 December 2005, and the related consolidated statements of income, cash flows, changes in equity and related notes for the year then ended. These financial statements set out on page 85 to 153 are the responsibility of the management of the Company and its Subsidiaries. It is our responsibility to form an independent opinion, based on our audit, on these financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not accept or assume responsibility for any other purpose or accept responsibility or liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements give a true and fair view of the financial position of the Company and the financial position of the Company and its Subsidiaries as at 31 December 2005, and of the results of its operations and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 27 March 2006

Consolidated Income Statement

For the year ended 31 December 2005
(All amounts expressed in thousands of Rmb, except per share data)

	Note	2005	2004 Restated Note 2(a)
Operating revenue	23	**17,994,389**	13,583,739
Operating costs			
Local government surcharges		**(205,439)**	(168,933)
Fuel		**(7,531,789)**	(4,951,410)
Depreciation		**(2,767,528)**	(2,086,882)
Repairs and maintenance		**(574,362)**	(544,386)
Wages and staff welfare		**(1,192,685)**	(873,380)
Others		**(1,222,946)**	(859,914)
Total operating costs		**(13,494,749)**	(9,484,905)
Operating profit	24	**4,499,640**	4,098,834
Share of result of associates	8	**(1,273)**	(3,697)
Interest income		**40,051**	46,970
Finance costs	25	**(675,494)**	(478,755)
Profit before income tax		**3,862,924**	3,663,352
Taxation	26	**(813,294)**	(919,812)
Profit for the year		**3,049,630**	2,743,540
Attributable to:			
– Equity holders of the Company		**2,351,056**	2,292,584
– Minority interests		**698,574**	450,956
		3,049,630	2,743,540
Proposed dividends	29	**1,177,130**	1,135,827
Earnings per share for profit attributable to the equity holders of the Company during the year			
– basic (Rmb)	30	**0.46**	0.44
– diluted (Rmb)	30	**0.44**	0.43
Proposed dividend per share (Rmb)	29	**0.228**	0.220

The accompanying notes are an integral part of these financial statements.

Balance Sheets

As at 31 December 2005

(All amounts expressed in thousands of Rmb)

	Note	Company and its Subsidiaries 2005	Company and its Subsidiaries 2004	Company 2005	Company 2004 Restated Note 2(a)
ASSETS					
Non-current assets					
Property, plant and equipment	5	**59,376,557**	42,635,793	**21,241,382**	14,715,709
Investments in subsidiaries	6	**-**	–	**3,518,426**	3,169,615
Investments in a jointly controlled entity	7	**-**	–	**50,000**	–
Investments in associates	8	**793,316**	514,415	**696,692**	487,692
Available-for-sale investments	9	**306,294**	336,700	**301,900**	336,700
Deferred housing benefits	10&22	**188,467**	149,385	**188,467**	149,385
Intangible assets	11	**62,304**	33,561	**33,561**	33,561
Long-term deposit		**-**	100,000	**-**	100,000
Deferred tax assets	26	**119,303**	75,547	**19,604**	4,859
		60,846,241	43,845,401	**26,050,032**	18,997,521
Current assets					
Inventories	12	**693,019**	442,615	**279,714**	208,202
Other receivables and current assets		**493,081**	224,372	**236,228**	91,941
Dividend receivable		**-**	–	**995**	–
Accounts receivable	13	**1,409,528**	1,289,931	**633,669**	599,654
Notes receivable		**64,829**	–	**11,000**	–
Short-term bank deposits over three months		**-**	210,409	**-**	210,409
Cash and cash equivalents	14	**1,029,339**	3,462,019	**782,437**	1,933,236
		3,689,796	5,629,346	**1,944,043**	3,043,442
Total assets		**64,536,037**	49,474,747	**27,994,075**	22,040,963
EQUITY AND LIABILITIES					
Capital and reserves attributable to the Company's equity holders					
Share capital	15	**5,162,849**	5,162,849	**5,162,849**	5,162,849
Reserves	16	**13,162,613**	11,947,568	**11,805,633**	11,135,970
		18,325,462	17,110,417	**16,968,482**	16,298,819
Minority interests		**2,403,475**	1,968,309	**-**	–
Total equity		**20,728,937**	19,078,726	**16,968,482**	16,298,819
Non-current liabilities					
Long-term loans	17	**29,215,217**	17,949,062	**5,031,000**	2,015,000
Convertible bonds	19	**1,098,758**	1,078,027	**1,098,758**	1,078,027
Government grants	20	**210,942**	170,177	**173,571**	153,677
Deferred tax liabilities	26	**152,498**	155,328	**118,313**	118,177
		30,677,415	19,352,594	**6,421,642**	3,364,881
Current liabilities					
Accounts payable and accrued liabilities	21	**4,558,556**	3,455,692	**1,785,144**	908,731
Short-term loans	18	**5,717,280**	5,979,560	**2,000,000**	900,000
Current portion of long-term loans	17	**2,488,884**	1,106,875	**614,000**	200,000
Taxes payable		**358,359**	501,300	**201,000**	368,532
Deferred income	20	**6,606**	–	**3,807**	–
		13,129,685	11,043,427	**4,603,951**	2,377,263
Total liabilities		**43,807,100**	30,396,021	**11,025,593**	5,742,144
Total equity and liabilities		**64,536,037**	49,474,747	**27,994,075**	22,040,963

Approved by the Board of Directors on 27 March 2006:

Zhang Yi
Director

Yang Hongming
Director

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2005
(All amounts expressed in thousands of Rmb)

		Attributable to equity holders of the Company										
	Note	Share capital	Capital reserve	Statutory surplus reserve	Statutory public welfare fund	Discret-ionary surplus reserve	Restricted reserve	Other reserve	Retained earnings	Total reserves	Minority interests Note 2(a)	Total equity
Balance as at 1 January 2004, as previously reported as equity		5,162,849	3,653,421	1,312,067	256,981	3,032,863	161,801	149,796	1,991,554	10,558,483	-	15,721,332
Balance as at 1 January 2004, as previously reported as minority interests	2(a)	-	-	-	-	-	-	-	-	-	1,240,427	1,240,427
Balance as at 1 January 2004, as restated		5,162,849	3,653,421	1,312,067	256,981	3,032,863	161,801	149,796	1,991,554	10,558,483	1,240,427	16,961,759
Capital injection		-	-	-	-	-	-	-	-	-	343,422	343,422
Dividends declared		-	-	-	-	-	-	-	(903,499)	(903,499)	(66,496)	(969,995)
Net profit		-	-	-	-	-	-	-	2,292,584	2,292,584	450,956	2,743,540
Transfer between reserves	16(c)	-	-	-	(51,545)	51,545	-	-	-	-	-	-
Transfer from restricted reserve	16(e)	-	-	-	-	-	(32,360)	-	32,360	-	-	-
Transfer to discretionary surplus reserve	16(d)	-	-	-	-	509,077	-	-	(509,077)	-	-	-
Profit appropriations	16	-	-	307,488	259,052	-	-	-	(566,540)	-	-	-
Balance as at 31 December 2004		5,162,849	3,653,421	1,619,555	464,488	3,593,485	129,441	149,796	2,337,382	11,947,568	1,968,309	19,078,726

For the year ended 31 December 2005
(All amounts expressed in thousands of Rmb)

		Attributable to equity holders of the Company											
	Note	Share capital	Capital reserve	Statutory surplus reserve	Statutory public welfare fund	Discretionary surplus reserve	Restricted reserve	Currency translation difference	Other reserve	Retained earnings	Total reserves	Minority interests Note 2(a)	Total equity
Balance as at 1 January 2005		5,162,849	3,653,421	1,619,555	464,488	3,593,485	129,441	-	149,796	2,337,382	11,947,568	1,968,309	19,078,726
Capital injection		-	-	-	-	-	-	-	-	-	-	115,100	115,100
Dividends declared	29	-	-	-	-	-	-	-	-	(1,135,827)	(1,135,827)	(378,508)	(1,514,335)
Currency translation differences		-	-	-	-	-	-	(184)	-	-	(184)	-	(184)
Net profit		-	-	-	-	-	-	-	-	2,351,056	2,351,056	698,574	3,049,630
Transfer between reserves	16(c)	-	-	-	(106,115)	106,115	-	-	-	-	-	-	-
Transfer (to)/from restricted reserve	16(e)	-	-	-	(95,700)	-	44,069	-	-	51,631	-	-	-
Transfer to discretionary surplus reserve	16(d)	-	-	-	-	1,281,777	-	-	-	(1,281,777)	-	-	-
Profit appropriations	16	-	-	357,493	296,783	-	-	-	-	(654,276)	-	-	-
Balance as at 31 December 2005		5,162,849	3,653,421	1,977,048	559,456	4,981,377	173,510	(184)	149,796	1,668,189	13,162,613	2,403,475	20,728,937

The accompanying notes are an integral part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2005
(All amounts expressed in thousands of Rmb)

	Note	2005	2004
Cash flows from operating activities			
Cash generated from operations	31(a)	**6,790,440**	6,097,318
Income tax paid		**(922,514)**	(1,033,545)
Dividends paid		**(1,514,335)**	(1,189,447)
Net cash generated from operating activities		**4,353,591**	3,874,326
Cash flows from investing activities			
Purchases of property, plant and equipment		**(17,813,132)**	(15,572,985)
Decrease in short-term bank deposits over three months		**210,409**	1,061,665
Increase in investments in associates		**(281,914)**	(319,140)
Proceeds from sale of investments in associates		**-**	22,116
Proceeds from sales of available-for-sale investments		**119,215**	900
Increase in available-for-sale investments		**(48,130)**	(178,200)
Proceeds from disposal of property, plant and equipment		**213,513**	5,153
Interest received for short-term bank deposits		**-**	22,025
Dividends received		**47,038**	18,783
Acquisition of a power plant, net of cash acquired	27(ii)(g)	**(156,719)**	-
Net cash used in investing activities		**(17,709,720)**	(14,939,683)
Cash flows from financing activities			
Capital contribution into subsidiaries from minority shareholders		**115,100**	343,422
Proceeds from long-term loans		**16,953,690**	9,003,961
Proceeds from short-term loans		**14,156,896**	13,930,630
Repayments of long-term loans		**(4,207,815)**	(1,072,341)
Repayments of short-term loans		**(14,419,176)**	(10,811,904)
Interest paid		**(1,645,539)**	(1,021,876)
Net cash generated from financing activities		**10,953,156**	10,371,892
Net decrease in cash and cash equivalents		**(2,402,973)**	(693,465)
Cash and cash equivalents at beginning of year		**3,462,019**	4,155,484
Exchange losses on cash and cash equivalents		**(29,707)**	-
Cash and cash equivalents at end of year		**1,029,339**	3,462,019

The accompanying notes are an integral part of these financial statements.

1. Organisation and Operations

Datang International Power Generation Co., Ltd. (the "Company") was incorporated in Beijing, the People's Republic of China (the "PRC"), on 13 December 1994 as a joint stock limited company. The Company listed its H Shares on the Stock Exchange of Hong Kong Limited and the London Stock Exchange Limited on 21 March 1997. The Company was registered as a Sino-foreign joint venture on 13 May 1998.

The principal activity of the Company and its subsidiaries and jointly controlled entity (the "Company and its Subsidiaries") is power generation and power plant development in the PRC. The Company and its Subsidiaries currently own and operate ten coal-fired power plants and one hydropower plant. It is also developing various power plant projects through ventures with other parties. Substantially all of the businesses of the Company and its subsidiaries are conducted within one industry segment.

The directors consider that the significant shareholder of the Company is China Datang Corporation ("China Datang"), which is incorporated in the PRC and does not produce financial statements available for public use.

2. Summary of Significant Accounting Policies

The principal accounting policies adopted in the preparation of the balance sheet of the Company and the consolidated financial statements of the Company and its Subsidiaries are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The financial statements of the Company and its Subsidiaries have been prepared in accordance with International Financial Reporting Standards ("IFRS"). These financial statements have been prepared under the historical cost convention as modified by the revaluation of available-for-sale investments.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

(All amounts expressed in thousands of Rmb unless otherwise stated)

2. Summary of Significant Accounting Policies (Cont'd)

(a) Basis of preparation (cont'd)

During 2005, a significant portion of the Company and its Subsidiaries' funding requirements for capital expenditure was satisfied by short-term borrowings. Consequently, as at 31 December 2005, the Company and its Subsidiaries had a negative working capital balance of approximately Rmb9.44 billion (31 December 2004 – Rmb5.41 billion). The Company and its Subsidiaries had significant undrawn borrowing facilities amounting to approximately Rmb63.13 billion (31 December 2004 – Rmb64.72 billion) (Note 31(c)) and may refinance and/or restructure certain short-term loans into long-term loans and will also consider alternative sources of financing, where applicable. The directors of the Company and its Subsidiaries are of the opinion that the Company and its Subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and have prepared these financial statements on a going concern basis.

Standards, interpretations and amendments to published standards effective in 2005

In 2005, the Company and its Subsidiaries adopted the revised / new standards and interpretations of IFRS below, which are relevant to the operations of the Company and its Subsidiaries. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

IAS 1	Presentation of Financial Statements
IAS 2	Inventories
IAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10	Events after the Balance Sheet Date
IAS 16	Property, Plant, and Equipment
IAS 17	Leases
IAS 21	The Effects of Changes in Foreign Exchange Rates
IAS 24	Related Party Disclosures
IAS 27	Consolidated and Separate Financial Statements
IAS 28	Investments in Associates
IAS 31	Interests in Joint Venture
IAS 32	Financial Instruments: Disclosure and Presentation
IAS 33	Earnings per Share
IAS 36	Impairment of Assets
IAS 38	Intangible Assets
IAS 39	Financial Instruments: Recognition and Measurement
IFRS 2	Share-based Payment
IFRS 3	Business Combinations
IFRS 4	Insurance Contracts
IFRIC Interpretation 1	Changes in Existing Decommission, Restoration and Similar Liability

(All amounts expressed in thousands of Rmb unless otherwise stated)

2. Summary of Significant Accounting Policies (Cont'd)

(a) Basis of preparation (cont'd)

Management assessed the relevance of the adoption of IAS 1, 2, 8, 10, 16, 17, 21, 24, 32, 33, 38, 39, IFRS 2, 4 and IFRIC Interpretation 1 with respect to the operation of the Company and its Subsidiaries and concluded that they did not result in substantial changes to the accounting policies of the Company and its Subsidiaries.

IAS 1 has affected the presentation of minority interest and other disclosures.

IAS 21 had no material effect on the accounting policy of the Company and its Subsidiaries. The functional currency of each of the entities has been re-evaluated based on the guidance to the revised standard. Most of the entities of the Company and its Subsidiaries operate in the PRC and have adopted Rmb as the functional currency as well as their presentation currency for their respective entities' financial statements.

IAS 24 has extended the identification and disclosure of related parties to include state-owned enterprises and key management personnel of the Company as well as their close family members.

The adoption of IAS 27, 28 and 31 have resulted in changes in accounting policies for investments in subsidiaries, associates and jointly controlled entities in the Company's separate financial statements. Until 31 December 2004, investments in subsidiaries, associates and jointly controlled entities in the Company's separate financial statements were accounted for using the equity method. Subsequent to that date, in the Company's separate financial statements, such investments are recorded at cost less any accumulated impairment losses.

The adoption of IFRS 3 and IAS 36 resulted in changes in the accounting policies for goodwill and the assessment by management of asset impairment.

In accordance with the provisions of IFRS 3, the Company and its Subsidiaries ceased amortisation of goodwill from 1 January 2005. Accumulated amortisation as at 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill. From 1 January 2005 onwards, goodwill arising from all acquisitions is tested annually for impairment, as well as when there are indications of impairment.

2. Summary of Significant Accounting Policies (Cont'd)

(a) Basis of preparation (cont'd)

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards, wherever applicable. All revised/new standards adopted by the Company and its Subsidiaries require retrospective application other than:

- IAS 16 – the initial measurement of an item of property, plant and equipment acquired in an exchange of assets transaction is accounted for at fair value prospectively;
- IAS 39 – the derecognition of financial assets is applied prospectively;
- IFRS 3 – cessation of goodwill amortisation is applied prospectively, from the first annual period beginning on or after 31 March 2004.
- IFRS 4 – the disclosure requirements of this standard is applied prospectively, except for disclosures required about accounting policies, recognised liabilities and expenses.

The adoption of IFRS 3 resulted in the following changes:

	As at 31 December 2005
Non-amortisation of goodwill	**5,736**

	2005
Decrease in operating costs – others	**5,736**
Increase in basic earnings per share (Rmb)	**–**

(All amounts expressed in thousands of Rmb unless otherwise stated)

2. Summary of Significant Accounting Policies (Cont'd)

(a) Basis of preparation (cont'd)

The adoption of IAS 27 and IAS 28 resulted in the following changes in the Company's separate financial statements:

	As at 31 December	
	2005	2004
Decrease in investments in associates	**19,710**	22,723
Decrease in investments in subsidiaries	**1,268,047**	712,977
Decrease (Increase) in opening retained earnings	**735,700**	(113,482)

	2005	2004
Decrease in investment income	**552,056**	849,182

The adoption of IAS 31 had no impact on the Company's separate financial statements, as the jointly controlled entity was still under construction without profit or loss as at 31 December 2005.

Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are relevant to the Company and its Subsidiaries and are mandatory for accounting periods of the Company and its Subsidiaries beginning on or after 1 January 2006 or later periods but which the Company and its Subsidiaries have not early adopted, as follows:

- IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts and a complementary Amendment to IAS 32, Financial Instruments: Disclosure and Presentation (effective from 1 January 2006). This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value and subsequently measured at the higher of (i) the unamortised balance of the related fees received and deferred, and (ii) the expenditure required to settle the commitment at the balance sheet date. Management is currently assessing the impact of these amendments to IAS 39 on the operations of the Company and its Subsidiaries.

2. Summary of Significant Accounting Policies (Cont'd)

(a) Basis of preparation (cont'd)

Standards, interpretations and amendments to published standards that are not yet effective (cont'd)

- IFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures (effective from 1 January 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Company and its Subsidiaries assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Company and its Subsidiaries will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007.

- IFRIC Interpretation 4, Determining whether an Arrangement contains a Lease (effective from 1 January 2006). IFRIC Interpretation 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (i) fulfilment of the arrangement is dependent on the use of a specific asset or assets ("the asset"); and (ii) the arrangement conveys a right to use the asset. Management is currently assessing the impact of IFRIC Interpretation 4 on the operations of the Company and its Subsidiaries.

2. Summary of Significant Accounting Policies (Cont'd)

(b) Consolidation

(i) Subsidiaries

Subsidiaries, which are those entities in which the Company and its Subsidiaries have an interest of more than one half of the voting rights or otherwise have power to govern the financial and operating policies, are consolidated. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Company and its Subsidiaries control another entity. Subsidiaries are consolidated from the date on which control is transferred to the Company and its Subsidiaries and are no longer consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See Note 2(f) (i) for the accounting policy on goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless cost cannot be recovered.

Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Company and its Subsidiaries.

In the Company's separate financial statements, investments in subsidiaries are stated at costs less any accumulated impairment loss. The results of subsidiaries are accounted for by the Company on the bases of dividends received and receivable.

(ii) Transactions with minority interests

The Company and its Subsidiaries apply a policy of treating transactions with minority interests as transactions with parties external to the Company and its Subsidiaries. Disposals to minority interests result in gains and losses for the Company and its Subsidiaries that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

2. Summary of Significant Accounting Policies (Cont'd)

(b) Consolidation (cont'd)

(iii) Joint ventures

The Company and its Subsidiaries' interest in a jointly controlled entity is accounted for by proportionate consolidation. The Company and its Subsidiaries combine its share of the joint venture's individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Company and its Subsidiaries' financial statements. The Company and its Subsidiaries recognise the portion of gains or losses on the sale of assets by the Company and its Subsidiaries to the joint venture that it is attributable to the other venturers. The Company and its Subsidiaries do not recognise its share of profits or losses from the joint venture that result from the Company and its Subsidiaries' purchase of assets from the joint venture until it resells the assets to an independent party. However, a loss on the transaction is recognised immediately if the loss provides evidence of a reduction in the net realisable value of current assets, or an impairment loss.

In the Company's separate financial statements, investment in a jointly controlled entity is stated at cost less any accumulated impairments loss. The results of the joint venture are accounted for by the Company on the bases of dividends received and receivable.

(iv) Associates

Associates are entities over which the Company and its Subsidiaries generally have between 20% and 50% of the voting rights, or over which the Company and its Subsidiaries have significant influence, but which they do not control.

Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. Under this method, the Company and its Subsidiaries' share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investments. Unrealised gains on transactions between the Company and its associates are eliminated to the extent of the Company and its Subsidiaries' interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Company and its Subsidiaries' investment in associates includes goodwill (net of accumulated impairment loss) on acquisition. When the Company and its Subsidiaries' share of losses in an associate equals or exceeds their interest in the associate, the Company and its Subsidiaries do not recognise further losses, unless the Company and its Subsidiaries have incurred obligations or made payments on behalf of the associates. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted the Company and its Subsidiaries.

2. Summary of Significant Accounting Policies (Cont'd)

(b) Consolidation (cont'd)

(iv) Associates (cont'd)

In the Company's separate financial statements, investments in associates are stated at cost less any accumulated impairments loss. The results of associates are accounted for by the Company on the bases of dividends received and receivable.

(c) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each entity of the Company and its Subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Chinese Renminbi ("Rmb"), which is the functional and presentation currency of most of the entities of the Company and its Subsidiaries.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statements.

(iii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity.

2. Summary of Significant Accounting Policies (Cont'd)

(d) Property, plant and equipment

Property, plant and equipment are recorded at cost. The initial cost comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Property, plant and equipment, apart from construction-in-progress, are stated at cost less accumulated depreciation and accumulated impairment loss.

Depreciation is calculated on a straight-line basis to write off fixed assets, after taking into account the estimated residual value, over their estimated useful lives as follows:

Buildings	20 – 50 years
Electricity utility plants in service:	
Coal-fired electricity utility plants	12 – 30 years
Hydro electricity utility plants	12 – 45 years
Transportation facilities, computer and others	4 – 10 years

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount (Note 2(h)).

Construction-in-progress represents plants and properties under construction and is stated at cost. This includes the costs of construction, plant and machinery, prepayments for the equipment and other direct costs. Construction-in-progress is not depreciated until such time as the relevant assets are completed and ready for its intended use when they are transferred to the relevant asset category.

Expenditure incurred after the property, plant and equipment have been put into operation, such as repair and maintenance and overhaul costs, is normally charged to the income statement in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditure is capitalised as additional cost of property, plant and equipment.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalised during the period of time that is required to complete and prepare the assets for its intended use. Other borrowing costs are expensed.

Gains and losses on disposals are determined by comparing the proceeds on disposal with the carrying amount and are included in operating profit.

2. Summary of Significant Accounting Policies (Cont'd)

(e) Financial assets

The Company and its Subsidiaries classified their financial assets into the following categories: at fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

(i) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as 'account receivable', 'notes receivable' and 'other receivables and current assets' in the balance sheet.

(iii) Available-for-sale financial investments

Available-for-sale financial investments are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

2. Summary of Significant Accounting Policies (Cont'd)

(e) Financial assets (cont'd)

(iv) Recognition and derecognition of financial assets

Regular purchases and sales of investments are recognised on trade-date-the date on which the Company and its Subsidiaries commit to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Company and its Subsidiaries have transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category, including interest and dividend income, are presented in the income statement within 'other operating costs' in the period in which they arise.

Changes in the fair value of securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as 'other operating costs'. Dividends on available-for-sale equity instruments are recognised in the income statement when the right of the Company and its Subsidiaries to receive payments is established.

The fair values of quoted investments are based on current bid price. If the market for a financial asset is not active (and for unlisted securities), the Company and its Subsidiaries establish fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs. Investments in equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recorded at cost.

2. Summary of Significant Accounting Policies (Cont'd)

(e) Financial assets (cont'd)

(iv) Recognition and derecognition of financial assets (cont'd)

The Company and its Subsidiaries assess at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

(f) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the share of the Company and its Subsidiaries on the net identifiable assets acquired at the date of acquisition.

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(ii) Resource use rights

Resource use rights are shown at historical cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost over their estimated useful lives (10 years).

(g) Operating lease

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

2. Summary of Significant Accounting Policies (Cont'd)

(h) Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

(i) Inventories

Inventories are stated at the lower of cost and net realisable value. Inventories are expensed to fuel costs or other relevant operating expenses when used, or capitalised to fixed assets when installed, as appropriate, using moving weighted average method. Cost of inventories includes direct material cost and transportation expenses incurred in bringing the materials and supplies to the working locations. Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

(j) Receivables

Receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of receivables is established when there is objective evidence that the Company and its Subsidiaries will not be able to collect all amounts due according to the original terms of receivables.

(k) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and financial institution and other short-term highly liquid investments with original maturities of three months or less.

2. Summary of Significant Accounting Policies (Cont'd)

(l) Borrowings

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings.

When convertible bonds are issued, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond, this amount is recorded as non-current liability on the amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in equity, net of income tax effects.

Borrowings are classified as current liabilities unless the Company and its Subsidiaries have contractual or an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(m) Deferred income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entity, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(n) Government grants

Grants from the government are recognised at their fair value when there is a reasonable assurance that the grants will be received and the Company and its Subsidiaries will comply with all attached conditions.

Government grants relating to the construction and purchase of property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

2. Summary of Significant Accounting Policies (Cont'd)

(o) Provisions

Provisions are recognised when the Company and its Subsidiaries have a present legal or constructive obligation as a result of past events it is more likely than not that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

(p) Revenue and income recognition

Revenue and income are recognised when it is probable that the economic benefits associated with a transaction will flow to the Company and its Subsidiaries and the revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably and on the following bases:

(i) Operating revenue

Substantially all operating revenue represents the amount of tariffs billed for electricity generated and transmitted to the respective regional or provincial power companies. Operating revenue is billed and recognised upon transmission of electricity and heat to the customers.

(ii) Interest income

Interest income from deposits placed with banks and other financial institutions is recognised on a time proportion basis that takes into account the effective interest yield on the assets.

(iii) Dividend income

Dividend income is recognised when the right to receive payment is established.

2. Summary of Significant Accounting Policies (Cont'd)

(q) Retirement and staff housing benefits

(i) Pension obligations

The Company and its Subsidiaries have various defined contribution plans in accordance with the local conditions and practices in the municipalities and provinces in which they operate. A defined contribution plan is a pension plan under which the Company and its Subsidiaries pay fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods. The contributions are recognised as employee benefit expenses when they are due.

Costs of retirement benefits are charged to income statement as incurred.

(ii) Staff housing benefits

The Company provides housing to its employees at a discount price. The price difference between the selling price and the cost of housing is considered as housing benefits and is amortised on a straight-line basis over the estimated average service lives of relevant employees and included in wages and staff welfare expenses.

In 2005, the Company also starts to provide monetary housing subsidies to its employees. These subsidies are considered housing benefit and are amortised on a straight-line basis over the estimated service lives of relevant employees and included in wages and staff welfare expenses.

Apart from the housing benefits and subsidies, the Company and its Subsidiaries contribute to the state-prescribed housing fund. Such costs are charged to the income statement as incurred.

(r) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

2. Summary of Significant Accounting Policies (Cont'd)

(s) Minority interests

Minority interests include the minorities' proportion of the fair value of identifiable assets and liabilities of subsidiaries.

Changes in minority interests represent new capital injection from minority shareholders, share of profit and loss and dividend paid which should belong to minority shareholders.

The losses applicable to the minority in a consolidated subsidiary may exceed the minority interests in the equity of the subsidiary. The excess, and any further losses applicable to the minority, are charged against the majority interests except to the extent that the minority has a binding obligation to, and is able to, make good the losses. If the subsidiary subsequently reports profits, the majority interest is allocated for all such profits until the minority's share of losses previously absorbed by the majority has been recovered.

(t) Financial liabilities

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as a liability are reported as an expense or as income. Distributions to holders of financial instruments classified as equity are charged directly to equity. When the rights and obligations regarding the manner of settlement of financial instruments depend on the occurrence or non-occurrence of uncertain future events or on the outcome of uncertain circumstances that are beyond the control of both the issuer and the holder, the financial instrument is classified as a liability unless the possibility of the issuer being required to settle in cash or another financial asset is remote at the time of issue, in which case the instrument is classified as equity.

(u) Derivative financial instruments

Derivatives are initially recognised at fair value on the date of a derivative contract as entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument.

Derivative financial instruments do not qualify for hedge accounting are classified as held-for-trading and carried at fair value, with changes in fair value included in the income statements.

2. Summary of Significant Accounting Policies (Cont'd)

(v) Financial guarantee contracts

The Company issues financial guarantee contracts that transfer significant insurance risk. Financial guarantee contracts are those contracts that requires the issuer to make specified payments to reimburse the holders for losses they incur because specified debtors fail to make payments when due in accordance with the original or modified terms of debt instruments.

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the contract liabilities. In performing these tests, current best estimates of future contractual cash flows and related administrative expenses are used. Any deficiency is immediately charged to statement of income.

(w) Contingencies

Contingent liabilities are recognised in the financial statements when it is probable that a liability will recognised. Where no provision is recorded, they are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is not recognised in the financial statements unless virtually certain but disclosed when an inflow of economic benefits is probable.

(x) Dividends

Dividends are recorded in the financial statements of the Company and its Subsidiaries in the period in which they are approved by the shareholders of the Company and its Subsidiaries.

(y) Subsequent events

Post-year-end events that provide additional information about to the Company and its Subsidiaries' position at the balance sheet date (adjusting events) are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

(All amounts expressed in thousands of Rmb unless otherwise stated)

3. Financial Risk Management

(a) Financial risk factors

The activities of the Company and its Subsidiaries expose them to a variety of financial risks including cash flow interest rate risk, foreign exchange risk, credit risk and liquidity risk.

(i) Cash flow interest rate risk

The Company and its Subsidiaries' interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company and its Subsidiaries to cash flow interest rate risk. The Company and its Subsidiaries manage its cash flow interest rate risk by using "pay-floating-receive-fixed" interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. The amounts of borrowings at fixed rates and variable rates are disclosed in Notes 17.

(ii) Foreign exchange risk

The businesses of the Company and its Subsidiaries are principally conducted in Rmb, except that purchases and financing of certain electricity utility plant equipment are denominated in United States dollars (USD). Dividends to shareholders holding H Shares are declared in Rmb and paid in Hong Kong dollars (HKD). As at 31 December 2005, all of the Company and its Subsidiaries' assets and liabilities were denominated in Rmb except for cash and bank deposits of approximately Rmb432 million (31 December 2004 – Rmb1,465 million), long-term loans of approximately Rmb3,851 million (31 December 2004 – Rmb3,893 million) and convertible bond of approximately Rmb1,099 million (31 December 2004 – Rmb1,078 million) which were denominated in foreign currencies, principally in USD and HKD. Fluctuation of exchange rate of Rmb against foreign currencies could affect the Company and its Subsidiaries' results of operation.

(iii) Credit risk

Each power plant of the Company and its Subsidiaries sells the electricity generated to its sole customer (the provincial or regional power company) in the province or region where the power plant is situated.

Substantially all of the Company and its Subsidiaries' sales for the year were made to North China Grid Company Limited ("NCG") and its subsidiaries (see Note 23). In addition, the 10 largest suppliers accounted for approximately 70% (2004 – 66%) of the coal purchases of the Company and its Subsidiaries for the year ended 31 December 2005.

3. Financial Risk Management (Cont'd)

(a) Financial risk factors (cont'd)

(iii) Credit risk (cont'd)

The Company and its Subsidiaries do not guarantee obligations of other parties except for the Company's proportionate share of the loans of its subsidiaries, jointly controlled entity and associates.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet. The Company considers that its maximum exposure is reflected by the amount of trade receivables and other current assets, net of provisions for impairment recognised at the balance sheet date.

(iv) Liquidity risk

The Company and its Subsidiaries' policy is to maintain sufficient cash and cash equivalents or have available funding through an adequate amount of committed credit facilities to meet its commitments regarding construction of power plants. The amount of undrawn borrowing credit facilities at the balance sheet date is disclosed in Note 31(c).

(b) Risk related to financial guarantee provided to joint venture and associates

The Company issues financial guarantee contract to its joint venture and associates for their borrowings from banks for business development. The risk under any one financial guarantee contract is the possibility that the insured event (default of a specified debtor) occurs and the uncertainty of the amount of the resulting claims.

Experience shows credit risks from specified debtors are relatively remote. The Company maintains a close watch on the financial position and liquidity of the subsidiaries and associates for which financial guarantees have been granted in order to mitigate such risks. The Company and its Subsidiaries take all reasonable steps to ensure that they have appropriate information regarding their claim exposures. Critical accounting estimates and details of financial guarantee contracts are disclosed in Note 4(c) and Note 33, respectively.

(All amounts expressed in thousands of Rmb unless otherwise stated)

3. Financial Risk Management (Cont'd)

(c) Fair value estimation

The carrying amounts of the Company and its Subsidiaries' cash and cash equivalents, short-term bank deposits over three months, receivables, accounts payable and accrued liabilities and short-term loans approximate to their fair values because of the short maturity of these instruments.

Available-for-sale investments are measured at cost less any provision for impairment as there is no quoted market price in an active market and their fair value cannot be reliably measured (see Note 9).

The fair value of financial assets at fair value through profit or loss is estimated by reference to their quoted market price at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows.

The fair value of long-term loans, including current portions, of approximately Rmb 31,750 million (31 December 2004 – Rmb19,025 million) as at 31 December 2005, have been estimated by applying a discounted cash flow approach using interest rates available for comparable instruments. As at the same date, the book value of these liabilities was approximately Rmb31,704 million (31 December 2004 – Rmb19,056 million).

Fair value estimates are made at a specific point of time and based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

4. Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company and its Subsidiaries make accounting estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

4. Critical Accounting Estimates and Judgements (Cont'd)

(a) Income tax

Estimation of future income taxes requires projection of tax rates expected to be in effect in years in which tax benefits will be realised. Charges to the amount and timing of tax rates in future years can impact the amount of income tax expense or recovery recognised in an accounting period. The realisation of future income tax asset is dependent on the Company and its Subsidiaries' ability to generate sufficient taxable income in future years to utilise income tax benefits and income tax loss carry-forwards. Deviations of future profitability from estimates would result in adjustment to the value of future income tax assets and liabilities that could have a significant effect on earnings.

(b) Useful lives of property, plant and equipment

The management of the Company and its Subsidiaries determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on projected wear and tear incurred during power generation. It could change significantly as a result of technical innovations on power generators. Management will adjust the depreciation charge where useful lives vary with previously estimated lives, or will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

(c) The ultimate liabilities arising from claims under financial guarantee contracts

The estimation of the ultimate liabilities arising from claims made under financial guarantee contracts is a critical accounting estimate of the Company and its Subsidiaries. The financial positions and liquidity of the subsidiaries and associates which financial guarantees granted represented the major factor to be accounted for in the liability adequacy tests. Based on historical experience, the directors of the Company believe that the liabilities for financial guarantee contracts carried at year end are adequate. It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could require a material adjustment to the carrying amount of insurance liabilities currently stated in the balance sheets. Details of the Company's financial guarantee contracts are disclosed in Note 33.

4. Critical Accounting Estimates and Judgements (Cont'd)

(d) Carrying value of investments

The carrying value of investments is reviewed for impairment whenever events or changes in circumstances indicate the carrying amounts may not be recoverable. An impairment loss is recognised for the amounts by which the assets carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and value in use. Estimating the recoverable amount of assets includes various assumptions, where future events may not correspond to such assumptions, the recoverable amounts will need to be revised, and this may have an impact on the Company and its Subsidiaries' results or financial position.

(e) Fair value of derivative financial instrument

The fair value of derivative financial instrument is the current bid price and, for an asset to be acquired or liability held, the asking price. If the market for an instrument is not active, fair value is established by using a valuation technique. Valuation techniques include using recent arm's length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash analysis and option pricing models. Deviations of future cash flows would result in an adjustment to the value of the derivative financial instrument that could have a significant effect on income statements.

(f) Restraint in construction of new power plants

The estimation of the ultimate approval from State Development and Reform Committee ("SDRC") on certain of the Company's power plants construction projects is a critical estimate and judgement of the Group. This estimate and judgement is based on initial approval documents received as well as their understanding of the projects. Based on experience, the directors believed that the Group will receive final approval from SDRC on the power plants projects. Deviation from the estimate would result in adjustment to the value of the property, plant and equipment and could have a significant effect on the financial position of the Group.

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Property, Plant and Equipment

	Company and its Subsidiaries				
	Buildings	Electricity utility plants in service	Transportation facilities, computer and others	Construction-in-progress	Total
Cost					
At 1 January 2004	1,908,654	24,618,908	582,295	8,374,864	35,484,721
Reclassification	(778,857)	781,570	(2,713)	–	–
Transfer in/(out)	31,030	6,686,648	74,461	(6,792,139)	–
Additions	1,202	11,809	71,103	16,843,874	16,927,988
Disposals	(4,413)	(123,268)	(8,837)	–	(136,518)
At 31 December 2004	1,157,616	31,975,667	716,309	18,426,599	52,276,191
Reclassification	10,393	(45,947)	35,554	–	–
Transfer in/(out)	1,088,328	8,948,093	60,045	(10,096,466)	–
Additions	45,200	124,375	79,159	19,532,351	19,781,085
Disposals	(2,466)	(150,865)	(10,985)	(210,615)	(374,931)
At 31 December 2005	2,299,071	40,851,323	880,082	27,651,869	71,682,345
Accumulated depreciation					
At 1 January 2004	204,736	7,188,909	244,371	–	7,638,016
Reclassification	(39,229)	31,000	8,229	–	–
Charge for the year	23,898	2,015,199	60,738	–	2,099,835
Written back on disposals	(221)	(89,730)	(7,502)	–	(97,453)
At 31 December 2004	189,184	9,145,378	305,836	–	9,640,398
Reclassification	531	(1,669)	1,138	–	–
Charge for the year	62,538	2,638,171	86,922	–	2,787,631
Written back on disposals	(356)	(111,763)	(10,122)	–	(122,241)
At 31 December 2005	251,897	11,670,117	383,774	–	12,305,788
Net book value					
At 31 December 2005	2,047,174	29,181,206	496,308	27,651,869	59,376,557
At 31 December 2004	968,432	22,830,289	410,473	18,426,599	42,635,793
At 1 January 2004	1,703,918	17,429,999	337,924	8,374,864	27,846,705

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Property, Plant and Equipment (Cont'd)

	Company				
	Buildings	Electricity utility plants in service	Transportation facilities, computer and others	Construction-in-progress	Total
Cost					
At 1 January 2004	1,238,484	14,565,874	396,294	1,273,882	17,474,534
Reclassification	(264,823)	247,711	17,112	–	–
Transfer in/(out)	29,973	336,607	26,951	(393,531)	–
Additions	–	3,094	25,070	5,242,798	5,270,962
Disposals	–	(117,778)	(8,837)	–	(126,615)
At 31 December 2004	1,003,634	15,035,508	456,590	6,123,149	22,618,881
Transfer in/(out)	180,345	780,879	13,462	(974,686)	–
Additions	–	2,136	40,326	7,891,492	7,933,954
Disposals	(158)	(142,646)	(8,990)	(210,615)	(362,409)
As 31 December 2005	1,183,821	15,675,877	501,388	12,829,340	30,190,426
Accumulated depreciation					
At 1 January 2004	200,435	6,434,704	218,759	–	6,853,898
Reclassification	(39,777)	38,215	1,562	–	–
Charge for the year	15,690	1,093,019	37,318	–	1,146,027
Written back on disposals	–	(89,251)	(7,502)	–	(96,753)
At 31 December 2004	176,348	7,476,687	250,137	–	7,903,172
Charge for the year	16,476	1,104,144	44,680	–	1,165,300
Written back on disposals	(158)	(110,435)	(8,835)	–	(119,428)
As 31 December 2005	192,666	8,470,396	285,982	–	8,949,044
Net book value					
At 31 December 2005	991,155	7,205,481	215,406	12,829,340	21,241,382
At 31 December 2004	827,286	7,558,821	206,453	6,123,149	14,715,709
At 1 January 2004	1,038,049	8,131,170	177,535	1,273,882	10,620,636

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Property, Plant and Equipment (Cont'd)

Interest expenses of approximately Rmb893 million (2004 – approximately Rmb522 million) arising on financing specifically entered into for the construction of power plants were capitalised during the year and are included in "Additions" in property plant and equipment. A capitalisation rate from 3.60% to 6.12% (2004 – 2.88% to 6.12%) was used, representing the interest expenses of the loan used to finance the projects.

SDRC issued Document No.32 <Opinion on Restraining Undisciplined Power Plant Construction> in November 2004 which aims at bringing power plants construction under control. The Company and its Subsidiaries have a significant portion of power plants under construction which may be impacted by Document No.32. The directors of the Company and its Subsidiaries have assessed the approval requirements of Document No.32 and consider that the power plants under construction will ultimately obtain SDRC approvals.

As at 31 December 2005 and 2004, no plant, property and equipment was pledged to secure the Company and its Subsidiaries' borrowings.

6. Investments in Subsidiaries

	Company	
	2005	2004
Beginning of year, as previously reported	**3,882,592**	2,539,373
Effect of change in accounting policy (Note 2(a))	**(712,977)**	139,901
Beginning of year, as restated	**3,169,615**	2,679,274
Additions	**358,811**	490,341
Reduction	**(10,000)**	–
End of year	**3,518,426**	3,169,615

(All amounts expressed in thousands of Rmb unless otherwise stated)

6. Investments in Subsidiaries (Cont'd)

As at 31 December 2005, the Company holds equity interests in the following subsidiaries, all of which are unlisted and limited liability companies established and operated in the PRC:

Company name	Date of establishment	Registered capital	Attributable interest	Principal activities
Inner Mongolia Datang International Tuoketuo Power Generation Company Limited ("Tuoketuo Power Company")	17 November 1995	1,614,020	60%	Power generation
Tianjin Datang International Panshan Power Generation Company Limited ("Panshan Power Company")	6 August 1997	831,253	75%	Power generation
Hebei Datang International Huaze Hydropower Development Company Limited ("Huaze Hydropower Company")	29 July 1998	59,162	90%	Hydropower generation
Shanxi Datang International Shentou Power Generation Company Limited ("Shentou Power Company")	8 December 1998	748,520	60%	Power generation
Shanxi Datang International Yungang Thermal Power Company Limited ("Yungang Thermal Power Company")	14 July 2000	250,000	80%	Power generation
Yunnan Datang International Honghe Power Generation Company Limited ("Honghe Power Company")	27 April 2001	109,157	70%	Power generation (under construction)
Gansu Datang International Liancheng Power Generation Company Limited ("Liancheng Power Company")	18 August 2001	98,000	55%	Power generation
Hebei Datang International Tangshan Thermal Power Company Limited ("Tangshan Thermal Power Company")	21 February 2002	380,264	80%	Power generation
Yunnan Datang International Nalan Hydropower Development Company Limited ("Nalan Hydropower Company")	30 October 2002	28,477	51%	Hydropower generation (under construction)

(All amounts expressed in thousands of Rmb unless otherwise stated)

6. Investments in subsidiaries (Cont'd)

Company name	Date of establishment	Registered capital	Attributable interest	Principal activities
Yunnan Datang International Lixianjiang Hydropower Development Company Limited ("Lixianjiang Hydropower Company")	8 November 2002	60,000	70%	Hydropower generation (under construction)
Shanxi Datang International Yuncheng Power Generation Company Limited ("Yuncheng Power Company")	28 March 2003	10,000	80%	Power generation (pre-construction)
Jiangsu Datang International Lusigang Power Generation Company Limited ("Lusigang Power Company")	18 September 2003	50,000	90%	Power generation (under construction)
Guangdong Datang International Chaozhou Power Generation Company Limited ("Chaozhou Power Company")	15 November 2003	30,000	75%	Power generation (under construction)
Fujian Datang International Ningde Power Generation Company Limited ("Ningde Power Company")	2 December 2003	50,000	51%	Power generation (under construction)
Datang International (Hong Kong) Limited	3 December 2004	23,511	100%	Power related consulting services
Chongqing Datang International Wulong Hydropower Development Company Limited ("Wulong Hydropower Company")	24 January 2005	50,000	51%	Hydropower generation (pre-construction)
Yunnan Datang International Wenshan Hydropower Development Company Limited ("Wenshan Hydropower Company")	8 April 2005	60,000	60%	Hydropower generation (pre-construction)

(All amounts expressed in thousands of Rmb unless otherwise stated)

7. Investment in a Jointly Controlled Entity

The following amounts represent the Company's 50% share of the assets and liabilities of the joint venture. They are included in the consolidated balance sheet.

	2005
Assets:	
Non-current assets	**15,876**
Current assets	**34,169**
	50,045
Liabilities:	
Current liabilities	**45**
Net assets	**50,000**
Proportionate interests in joint venture's commitments	**6,864**

As at 31 December 2005, the Company held equity interests in the following jointly controlled entity, which is unlisted and limited liability company established and operated in the PRC:

Company name	Date of establishment	Registered capital	Attributable interest	Principal activities
Hebei Yuzhou Energy Multiple Development Company Limited	29 September 2005	100,000	50%	Power generation (pre-construction)

As at 31 December 2005, the Company had provided guarantees for loans to the jointly controlled entity according to the Company's shareholding percentage in it totally approximately Rmb65 million.

(All amounts expressed in thousands of Rmb unless otherwise stated)

8. Investments in Associates

	Company and its Subsidiaries	
	2005	2004
Beginning of year	**514,415**	224,435
Additional investments	**281,914**	319,140
Share of results after tax	**(1,273)**	(3,697)
Dividends	**(1,740)**	–
Disposal of investment	**–**	(25,463)
End of year	**793,316**	514,415

	Company	
	2005	2004
Beginning of year as previously reported	**510,415**	224,435
Effect of change in accounting policy (Note 2(a))	**(22,723)**	(26,420)
Beginning of year, as restated	**487,692**	198,015
Additional investments	**209,000**	315,140
Disposal of investment	**–**	(25,463)
End of year	**696,692**	487,692

The additions in 2005 mainly represented the Company's investments in various power plant projects and entities in other industries.

(All amounts expressed in thousands of Rmb unless otherwise stated)

8. Investments in Associates (Cont'd)

The gross amounts of results, assets and liabilities (excluding goodwill) of the associates of the Company and its Subsidiaries are as follows:

	2005	2004
Assets	**12,000,043**	5,152,926
Liabilities	**9,228,416**	3,687,656
Net operating revenue	**424,346**	239,250
Profit for the year	**30,698**	2,953
Profit attributable to equity holders of the associate	**(50,998)**	(4,708)

As at 31 December 2005, the Company holds equity interests in the following associates, all of which are unlisted and limited liability companies established and operated in the PRC:

Company name	**Date of establishment**	**Registered capital**	**Attributable interest**	**Principal activities**
North China Electric Power Research Institute Company Limited ("NCEPR")	7 December 2000	100,000	30%	Power related technology services
Beijing Texin Datang Heat Company Limited ("Datang Texin")	27 April 2002	172,800	49%	Provision of heat transfer service
Chongqing Datang International Pengshui Hydropower Development Company Limited ("Pengshui Hydropower Company")	28 August 2003	125,000	40%	Hydropower generation (under construction)
Ningxia Datang International Daba Power Generation Company Limited ("Daba Power Company")	31 October 2003	20,000	45%	Power generation (pre-construction)

(All amounts expressed in thousands of Rmb unless otherwise stated)

8. Investments in Associates (Cont'd)

Company name	Date of establishment	Registered capital	Attributable interest	Principal activities
Tongfang Investment Company Limited	8 May 2004	550,000	36.4%	Project investment and management
Tongmei Datang Multiple Utilisated Thermal Power Company Limited ("Tongmei Thermal Power Company")*	28 May 2004	20,000	20%	Power generation (pre-construction)
Tongmei Datang Tashan Coal mine Company Limited ("Tashan Coal Mine")	15 July 2004	50,000	28%	Coal mining
Tangshan Huaxia Datang Fuel Company Limited	10 August 2004	20,000	30%	Fuel trading
China Datang Group Finance Company Limited ("Datang Finance")	10 May 2005	500,000	20%	Provision of financial services
Qian'an Datang Thermal Power Company Limited ("Qian'an Power Company")**	15 November 2005	20,000	36%	Power generation (pre-construction)

* As at 31 December 2005, Tongmei Thermal Power Company was an associate of Yungang Thermal Power Company.

** As at 31 December 2005, Qian'an Power Company was an associate of Tangshan Thermal Power Company.

(All amounts expressed in thousands of Rmb unless otherwise stated)

9. Available-for-sale Investments

	Company and its Subsidiaries		Company	
	2005	2004	**2005**	2004
Beginning of the year	**336,700**	155,620	**336,700**	154,720
Addition	**52,524**	181,980	**48,130**	181,980
Reduction	**(82,930)**	(900)	**(82,930)**	–
End of the year	**306,294**	336,700	**301,900**	336,700

Available-for-sale investments of the Company and its Subsidiaries mainly comprised a 10% unlisted equity investment in China Continent Property & Casualty Insurance Company Ltd. ("CCPC"), a 0.98% unlisted equity investment in Daqin Railway Company Limited ("Daqin Railway") and a 13.97% unlisted equity investment in Tanggang Railway Company ("Tanggang Railway").

The reduction in 2005 mainly represented the disposal of a 16% unlisted equity investment in NCPG Finance Company Ltd ("NCPG Finance").

These investments do not have quoted market prices in an active market. CCPC is a financial institution providing property insurance services. The principle activity of Daqin Railway and Tanggang Railway is to provide railway transportation services. Based upon the limited forecast financial information regarding these investments available to the Company, the directors are of the opinion that there are no appropriate methods to reliably measure their fair values. Accordingly, these investments are stated at cost and are subject to review for impairment loss.

There were no provisions for impairment on available-for-sale investments for the year ended 31 December 2005 and 2004.

(All amounts expressed in thousands of Rmb unless otherwise stated)

10. Deferred Housing Benefits

Pursuant to the "Proposal on Further Reform of Housing Policy in Urban Areas" of the State and the implementation schemes for staff quarters issued by the relevant provincial and municipal governments, the Company has finalised a scheme for selling staff quarters in 1999. Under the scheme, the Company provides housing benefits to its staff to buy staff quarters from the Company at preferential prices. The offer price is calculated based on their length of service and position pursuant to the prevailing local regulations. The deferred housing benefits represent the difference between the net book value of the staff quarters sold and the proceeds collected from the employees. The housing benefits are amortised over the remaining average service life of the relevant employees. The estimated housing benefits are expected to benefit the Company over ten years, which is the estimated remaining average service life of the relevant employees.

In 2005, the Company carried out another housing benefit scheme – "Monetary Housing Benefit Scheme" in accordance with the approval from Housing Reform Office of Beijing Municipal Government. Under the Monetary Housing Benefit Scheme, the Company will provide monetary housing subsidies to those employees whose houses do not meet the standard they should have enjoyed based on the duration of service and their posts and ranks. The subsidy payment amounted to approximately Rmb95,700,000 and is amortised over the remaining service life of the relevant employees, effectively being the shorter of a 10-year period or the residual service period prior to their retirements.

	Company and its Subsidiaries	
	2005	2004
Cost		
Beginning of year	**342,837**	342,837
Addition	**95,700**	–
End of year	**438,537**	342,837
Accumulated amortisation		
Beginning of year	**(193,452)**	(156,105)
Charge for the year	**(56,618)**	(37,347)
End of year	**(250,070)**	(193,452)
Net book value		
End of year	**188,467**	149,385
Beginning of year	**149,385**	186,732

As at 31 December 2005 and 2004, there was no deferred housing benefit in subsidiaries' accounts.

(All amounts expressed in thousands of Rmb unless otherwise stated)

11. Intangible Assets

	Company and its Subsidiaries			
	Goodwill	Resource use rights	Other	Total
At 1 January 2004				
Cost	57,363	–	–	57,363
Accumulated amortisation	(18,210)	–	–	(18,210)
Net book amount	39,153	–	–	39,153
Year ended 31 December 2004				
Beginning of year	39,153	–	–	39,153
Amortisation for the year	(5,592)	–	–	(5,592)
End of year	33,561	–	–	33,561
At 31 December 2004				
Cost	57,363	–	–	57,363
Accumulated amortisation	(23,802)	–	–	(23,802)
Net book amount	33,561	–	–	33,561
At 1 January 2005				
Cost, as previously reported	57,363	–	–	57,363
Effect of change in accounting policy (Note 2(a))	(23,802)	–	–	(23,802)
Cost, as restated	33,561	–	–	33,561
Accumulated amortisation, as previously reported	(23,802)	–	–	(23,802)
Effect of change in accounting policy (Note 2(a))	23,802	–	–	23,802
Accumulated amortisation, as restated	–	–	–	–
Net book amount	33,561	–	–	33,561
Year ended 31 December 2005				
Beginning of year, as restated	33,561	–	–	33,561
Additions	–	20,000	9,900	29,900
Amortisation for the year	–	(333)	(824)	(1,157)
End of year	33,561	19,667	9,076	62,304
At 31 December 2005				
Cost	33,561	20,000	9,900	63,461
Accumulated amortisation	–	(333)	(824)	(1,157)
Net book amount	33,561	19,667	9,076	62,304

(All amounts expressed in thousands of Rmb unless otherwise stated)

11. Intangible Assets (Cont'd)

	Company
	Goodwill
At 1 January 2004	
Cost	57,363
Accumulated amortisation	(18,210)
Net book amount	39,153
Year ended 31 December 2004	
Beginning of year	39,153
Amortisation for the year	(5,592)
End of year	33,561
At 31 December 2004	
Cost	57,363
Accumulated amortisation	(23,802)
Net book amount	33,561
At 1 January 2005	
Cost, as previously reported	57,363
Effect of change in accounting policy (Note 2(a))	(23,802)
Cost, as restated	33,561
Accumulated amortisation, as previously reported	(23,802)
Effect of change in accounting policy (Note 2(a))	23,802
Accumulated amortisation, as restated	–
Net book amount	33,561
Year ended 31 December 2005	
Beginning of year, as restated	33,561
Additions	–
Amortisation for the year	–
End of year	33,561
At 31 December 2005	
Cost and net book value	33,561

(All amounts expressed in thousands of Rmb unless otherwise stated)

11. Intangible Assets (Cont'd)

Goodwill represents the excess of the cost of the Company's acquisition of Zhang Jia Kou Power Plant Unit 2 acquired in 2000 over the fair value of the share of the Company on the net asset. As at 31 December 2005 and 2004, there was no goodwill in the subsidiaries' accounts. The directors believe that there is no impairment of the goodwill.

12. Inventories

	Company and its Subsidiaries		Company	
	2005	2004	**2005**	2004
Fuel	**394,605**	152,800	**174,694**	50,251
Spare parts and consumable supplies	**298,414**	289,815	**105,020**	157,951
	693,019	442,615	**279,714**	208,202

As at 31 December 2005 and 2004, all inventories were carried at cost.

13. Accounts Receivable

Accounts receivable of the Company and its Subsidiaries mainly represents the receivable from the respective regional or provincial grid companies for tariff revenue. This receivable is unsecured and non-interest bearing. The tariff revenue is settled on a monthly basis according to the payment provisions in the power purchase agreements. As at 31 December 2005, all tariff revenues receivable from the respective grid companies were aged within three months, and no doubtful debt provisions were made thereof.

14. Cash and Cash Equivalents

	Company and its Subsidiaries		Company	
	2005	2004	**2005**	2004
Deposits with NCPG Finance	**350**	250,466	**323**	247,906
Bank deposits	**1,028,403**	3,210,826	**781,774**	1,684,946
Cash on hand	**586**	727	**340**	384
	1,029,339	3,462,019	**782,437**	1,933,236

The effective interest rates on the Rmb and foreign cash deposits was 0.72% per annum (2004 – 0.72% to 1.44% per annum) and 0.0001% to 4.22% per annum (2004 – 0.0001% to 2.2100% per annum), respectively. These deposits have an average maturity of 10 days (2004 – 5 days).

(All amounts expressed in thousands of Rmb unless otherwise stated)

15. Share Capital

As at 31 December 2005, the authorised share capital of the Company was Rmb5,162,849,000, divided into 5,162,849,000 shares of Rmb1 each. The issued and fully paid up share capital of the Company as at 31 December 2005 and 2004 was as follows:

	Number of shares	Share capital	Share interest
	'000	RMB'000	%
Domestic Shares	3,732,180	3,732,180	72.29
H Shares	1,430,669	1,430,669	27.71
	5,162,849	5,162,849	100.00

Domestic shares are non-listed promoter shares subscribed by promoters in Rmb upon the Company's incorporation.

H-shares were listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange Limited on 21 March 1997.

Domestic shares and H shares rank pari passu with each other and in particular will rank in full for all dividends or distributions declared and paid.

16. Reserves

(a) Capital reserve

Capital reserve mainly represents the difference between the nominal amount of the domestic shares issued and the fair value of the net assets injected into the Company during its formation and also proceeds from the issue of H Shares in excess of their par value, net of expenses related to the issue of the shares in 1997. The reserve is non-distributable.

(b) Statutory surplus reserve

In accordance with the relevant laws and regulations of the PRC and the Company and its Subsidiaries' articles of association, the Company and its Subsidiaries are required to appropriate 10% of its net profit, after offsetting any prior years' losses, to the statutory surplus reserve. When the balance of such a reserve reaches 50% of the Company's share capital, any further appropriation is optional.

(All amounts expressed in thousands of Rmb unless otherwise stated)

16. Reserves (Cont'd)

(b) Statutory surplus reserve (cont'd)

The statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by issuing new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the remaining balance of the reserve after such an issue is not less than 25% of share capital. The statutory surplus reserve is non-distributable.

(c) Statutory public welfare fund

In accordance with the Company and its Subsidiaries' articles of association, 5%-10% of its net profit is to be appropriated to a statutory public welfare fund. The statutory public welfare fund can only be utilised on capital items for the collective benefits of the Company and its Subsidiaries' employees such as construction of canteen and other staff welfare facilities. Title of these capital items will remain with the Company and its Subsidiaries. This fund is non-distributable other than in liquidation.

Statutory public welfare fund is transferred out to discretionary surplus reserve upon utilisation for the collective benefits of the employees. For the year ended 31 December 2005, approximately Rmb106,115,000 (2004 – Rmb51,545,000) of the statutory public welfare fund was transferred out to the discretionary surplus reserve accordingly.

(d) Discretionary surplus reserve

In accordance with the Company and its Subsidiaries' articles of association, the appropriation of profit to the discretionary surplus reserve and its utilisation are made in accordance with the recommendation of the Board of Directors and is subject to shareholders' approval at their general meeting.

On 27 March 2006, the Board of Directors proposed an appropriation of profit of approximately Rmb759,910,000 to the discretionary surplus reserve for the year ended 31 December 2005. The proposed profit appropriation is subject to the shareholders' approval in their next general meeting.

On 28 March 2005, the Board of Directors proposed an appropriation of profit of approximately Rmb1,281,777,000 to the discretionary surplus reserve for the year ended 31 December 2004. The proposed profit appropriation was approved by the shareholders in their general meeting date 21 June 2005.

The discretionary surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by issuing new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them. The discretionary surplus reserve is distributable.

(All amounts expressed in thousands of Rmb unless otherwise stated)

16. Reserves (Cont'd)

(e) Restricted reserve

Pursuant to documents Cai Qi [2000] 295, Cai Qi [2000] 878 and Cai Kuai [2001] 5 issued by Ministry of Finance ("MOF"), deferred housing benefits that were approved by the government, before the effective date of Cai Qi [2005] 295, i.e. 6 September 2000, should be directly deducted from shareholders' equity starting from 2001. Accordingly, approximately Rmb258,881,000 which represented the deferred housing benefits balance in relation to staff quarters sold and the sale approved by the government before September 2000 has been directly deducted from the statutory public welfare fund under PRC accounting standards and regulations ("PRC GAAP"). In 2005, approximately Rmb95,700,000 which represented the monetary subsidies paid to the employees who started work before 31 December 1998, has also been directly deducted from the statutory public welfare fund under PRC GAAP.

For financial statements prepared in accordance with IFRS, the deferred housing benefits are amortised over the estimated average service lives of the relevant employees (Note 10). To reflect the reduction of the statutory public welfare fund, an amount equivalent to the corresponding deferred housing benefits balance was transferred from statutory public welfare fund to a restricted reserve specifically set up for this purpose. Upon amortisation of the deferred housing benefits, an amount equivalent to the amortisation for the period is transferred from the restricted reserve to retained earnings. For the year ended 31 December 2005, approximately Rmb 51,631,000 (2004 – Rmb32,360,000) had been transferred out from this restricted reserve into retained earnings,

(f) Other reserve

Other reserve comprised of the value of the equity conversion component of the convertible bonds issued on 9 September 2003 (Note 19), net of deferred income tax. The value of the equity component was determined on the issue of the bonds and does not change in subsequent periods.

(g) Basis for profit appropriations

In accordance with document Cai Kuai Zi [1995] 31 issued by MOF, appropriations to statutory reserves are to be determined based on the financial statements prepared in accordance with the PRC GAAP.

In addition, in accordance with the Company's articles of association, the Company declares dividends based on the lower of retained earnings as reported in accordance with PRC GAAP and those reported in accordance with IFRS after deducting current year's appropriations to other reserves. As at 31 December 2005, the amount of retained earnings as determined under IFRS was less than that determined under PRC GAAP by approximately Rmb10 million (2004 – Rmb74 million).

(All amounts expressed in thousands of Rmb unless otherwise stated)

16. Reserves (Cont'd)

(g) Basis for profit appropriations (cont'd)

The profit attributable to shareholders for the year ended 31 December 2005 includes a profit of approximately Rmb2,357,547,000 (2004 – Rmb2,292,584,000) that has been dealt with in the accounts of the Company.

17. Long-term Loans

Long-term loans include the long-term bank loans and other long-term loans as follows:

	Company and its Subsidiaries		Company	
	2005	2004	**2005**	2004
Long-term bank loans (a)	**30,012,563**	17,361,017	**5,645,000**	2,215,000
Other long-term loans (b)	**1,691,538**	1,694,920	**–**	–
	31,704,101	19,055,937	**5,645,000**	2,215,000
Less: Amounts due within one year included under current liabilities	**(2,488,884)**	(1,106,875)	**(614,000)**	(200,000)
	29,215,217	17,949,062	**5,031,000**	2,015,000

(a) Long-term bank loans

As at 31 December 2005, approximately Rmb2,159 million (31 December 2004 – Rmb2,198 million) and Rmb27,854 million (31 December 2004 – Rmb15,163 million) of the long-term bank loans were denominated in USD and Rmb, respectively. Except for approximately Rmb13,044 million (31 December 2004 – Rmb2,933 million) long-term bank loans were pledged by right of collection of tariff, all long-term bank loans were unsecured and bore interest at rates ranging from 3.60% to 6.12% (31 December 2004 – 2.88% to 6.12%) per annum. Approximately Rmb445 million (31 December 2004 – Rmb1,415 million) of the Company's bank loans were guaranteed by NCG (Note 27(i)). Approximately Rmb3,792 million (31 December 2004 – Rmb4,121 million) of the loans of the subsidiaries were guaranteed by the minority shareholders according to their shareholding percentage in the subsidiaries.

(All amounts expressed in thousands of Rmb unless otherwise stated)

17. Long-term Loans (Cont'd)

(a) Long-term bank loans (Cont'd)

The long-term bank loans were drawn to finance the construction of electricity utility plants. The maturity of these loans was as follows:

	Company and its Subsidiaries		Company	
	2005	2004	**2005**	2004
Amount repayable				
Within one year	**2,384,860**	1,006,180	**614,000**	200,000
Between one and two years	**3,394,798**	1,829,213	**659,000**	300,000
Between two and five years	**9,715,003**	7,022,151	**1,817,000**	1,115,000
Over five years	**14,517,902**	7,503,473	**2,555,000**	600,000
	30,012,563	17,361,017	**5,645,000**	2,215,000

(b) Other long-term loans

Other long-term loans were borrowed by MOF from International Bank for Reconstruction and Development ("World Bank") and on-lent to the Company's subsidiary, Tuoketuo Power Company, for the construction of electricity utility plants. The maturity of these loans was as follows:

	Company and its Subsidiaries	
	2005	2004
Amount repayable		
Within one year	**104,024**	100,695
Between one and two years	**110,236**	106,679
Between two and five years	**371,731**	359,794
Over five years	**1,105,547**	1,127,752
	1,691,538	1,694,920

(All amounts expressed in thousands of Rmb unless otherwise stated)

17. Long-term Loans (Cont'd)

(b) Other long-term loans (Cont'd)

All these loans were denominated in USD and unsecured. The other long-term loans bore interest at the rate of LIBOR Base Rate plus LIBOR Total Spread as defined in the loan agreement between MOF and World Bank, which approximated 2.03% to 3.99% per annum during the year ended 31 December 2005 (2004 – 1.36% to 2.03% per annum). In accordance with a guarantee agreement between NCG and MOF, NCG agreed to guarantee 60% of the loan balances (Note 27(i)). As at 31 December 2005, approximately Rmb1,015 million (31 December 2004 – Rmb1,017 million) of the loans were guaranteed by NCG, while the Company provided a counter-guarantee to NCG in respect of this amount.

18. Short-term Loans

Short-term loans, as summarised below, were drawn by the Company and its Subsidiaries for the construction of electricity utility plants:

	Company and its Subsidiaries		Company	
	2005	2004	**2005**	2004
Short-term bank loans	**5,530,280**	5,875,560	**2,000,000**	900,000
Short-term loan payables to Datang Finance/ NCPG Finance	**187,000**	104,000	**–**	–
	5,717,280	5,979,560	**2,000,000**	900,000

As at 31 December 2005, all short-term loans were denominated in Rmb, unsecured and bore interest at rates ranging from 4.52% to 5.84% (31 December 2004 – 4.54% to 5.84%) per annum. Approximately Rmb56 million (31 December 2004 – Rmb1,639 million) of short-term loans were guaranteed by the minority shareholders according to their shareholding percentage in the subsidiaries.

(All amounts expressed in thousands of Rmb unless otherwise stated)

19. Convertible Bonds

On 9 September 2003, the Company issued USD153,800,000, 0.75% convertible bond at a nominal value of USD153,800,000. The bonds will be matured in 5 years from the issue date at their nominal value of USD153,800,000 unless converted into the Company's ordinary shares at the holder's option at the announced conversion price, which initially was HKD5.558 per share. On 20 May 2005, the Company adjusted the conversion price to HKD5.4 per share. The conversion price is subject to adjustment in certain circumstances with a fixed rate of exchange applicable on conversion of the convertible bonds of HKD7.799 per USD1.

The fair value of the liability component and the equity conversion component were determined on the issue of the bonds. The fair value of the liability component was calculated using a market interest rate for equivalent non-convertible bonds. The residual amount, representing the value of the equity conversion component, is included in equity in other reserve, net of deferred income tax.

In subsequent periods the liability component continues to be presented on the amortised cost basis, until extinguished on conversion or maturity of the bond. The equity component is determined on the issue of the bond and is not changed in subsequent periods.

The convertible bonds recognised in the balance sheet as at 31 December 2005 were as follows:

	Company and its Subsidiaries	
	2005	2004
Liability component at beginning of the year	**1,078,027**	1,031,722
Interest expense	**57,671**	55,852
Interest payment	**(9,443)**	(9,547)
Exchange rate adjustment	**(27,497)**	–
Liability component at end of the year	**1,098,758**	1,078,027

The carrying amount of the liability component as at 31 December 2005 of the convertible bonds approximated its fair value.

Interest expense on the bonds is calculated on the effective yield basis of 5.51% (2004 – 5.51%) by applying the effective interest rate for an equivalent non-convertible bond to the liability component of the convertible bond after considering the effect of issue cost.

(All amounts expressed in thousands of Rmb unless otherwise stated)

20. Government Grants

The Company and its Subsidiaries received government grants from local environmental protection authorities for undertaking approved environmental protection projects. The Company and its Subsidiaries have recognised Rmb6,606,000 of deferred income from government grants during the year, as the project related to the government grants has been completed. Amortisation of the grants commenced from December 2005.

21. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities comprised:

	Company and its Subsidiaries		Company	
	2005	2004	**2005**	2004
Construction costs and deposits payable to contractors	**3,231,715**	2,290,647	**1,083,040**	315,147
Fuel and material costs payable	**927,648**	678,689	**511,109**	334,142
Salary and welfare payable	**93,669**	148,090	**79,950**	135,525
Interest rate swap liability	**69,079**	119,885	**–**	–
Others	**236,445**	218,381	**111,045**	123,917
	4,558,556	3,455,692	**1,785,144**	908,731

As at 31 December 2005, other than certain deposits for construction which were aged between one and two years, substantially all accounts payable were aged within one year.

As at 31 December 2005, the notional principal amount of the outstanding interest rate swap contract of Tuoketuo Power Company was USD219,675,000 (31 December 2004 – USD213,911,000) , and the fixed rate and floating rate were 5.15% (31 December 2004 – 5.15%) and 3.82% (31 December 2004 – 1.86%) (LIBOR offered by British Bankers' Association on 13 July 2005), respectively.

(All amounts expressed in thousands of Rmb unless otherwise stated)

22. Retirement and Staff Housing Benefits

Retirement benefits

The Company and its Subsidiaries are required to make specific contributions to the state-sponsored retirement plan at a rate of 20% (2004 – 19% to 20%) of the specified salaries of the PRC employees. The PRC government is responsible for the pension liability to the retired employees. The employees of the Company and its Subsidiaries are entitled to a monthly pension at their retirement dates.

In addition, the Company and its Subsidiaries have implemented a supplementary defined contribution retirement scheme. Under this scheme, the employees of the Company and its Subsidiaries have to make a specified contribution based on the number of working years of the employees. The Company and its Subsidiaries are required to make a contribution equal to 2 times of the staff's contributions. Moreover, the Company and its Subsidiaries may, at their discretion, provide additional contributions to the retirement fund depending on the operating results of the year. The employees will receive the total contributions, and any returns thereon, upon retirement.

The total retirement cost incurred by the Company and its Subsidiaries during the year ended 31 December 2005 pursuant to these arrangements amounted to approximately Rmb130,315,000 (2004 – Rmb131,374,000).

Housing benefits

Apart from the housing benefits and monetary subsidies (Note 10), in accordance with the PRC housing reform regulations, the Company and its Subsidiaries are required to make contributions to the state-sponsored housing fund at rate ranging from 10% to 20% (2004 – 10% to 18%) of the specified salary amount of the PRC employees. At the same time, the employees are required to make a contribution equal to the Company and its Subsidiaries' contributions out of their salary. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. The Company and its Subsidiaries have no further obligations for housing benefits beyond the above contributions made. For the year ended 31 December 2005, the Company and its Subsidiaries provided approximately Rmb74,696,000 (2004 – Rmb51,667,000) to the fund.

23. Operating Revenue

	Company and its Subsidiaries	
	2005	2004
Electricity	**17,892,564**	13,555,492
Heat	**101,825**	28,247
	17,994,389	13,583,739

Pursuant to the Power Purchase Agreements entered into between the Company and its Subsidiaries and the regional or provincial grid companies, the Company and its Subsidiaries are required to sell their entire net generation of electricity to these grid companies at an approved tariff rate as determined based on a regulatory process. For the year ended 31 December 2005, all of the electricity generated by the Company and its Subsidiaries was sold to NCG and its subsidiaries.

(All amounts expressed in thousands of Rmb unless otherwise stated)

24. Operating Profit

Operating profit was determined after charging (crediting) the following:

	2005	2004
Loss on disposals of property, plant and equipment	**39,177**	33,912
Amortisation of goodwill	**–**	5,592
Personnel expenses		
– Wages	**716,376**	461,581
– Retirement benefits	**126,456**	129,763
– Staff housing benefits	**128,271**	87,903
– Other staff costs	**221,582**	194,133
Depreciation	**2,787,631**	2,099,835
– Capitalised as construction-in-progress	**13,534**	7,205
– Included as operating expenses	**2,767,528**	2,086,882
– Included as other operating expenses	**6,569**	5,748
Auditors' remuneration	**6,000**	5,500
Cost of inventories		
– Fuel	**7,531,789**	4,951,410
– Spare parts and consumable supplies	**120,569**	79,549
Operating lease		
– Buildings	**17,597**	14,622
Dividend income	**(45,298)**	(18,783)
Donation	**66,000**	–
Gain on disposal of available-for-sale investment	**(36,285)**	(433)

(All amounts expressed in thousands of Rmb unless otherwise stated)

25. Finance Costs

	2005	2004
Interest expense on:		
Short-term bank loans	**398,236**	189,033
Short-term loans payable to Datang Finance/NCPG Finance	**34,773**	70,469
Long-term bank loans		
– wholly repayable within five years	**167,353**	168,509
– repayable beyond five years	**900,891**	500,383
Other long-term loans		
– repayable beyond five years	**125,529**	29,260
Convertible bonds	**57,671**	55,852
	1,684,453	1,013,506
Less: amount capitalised in property, plant and equipment	**(893,358)**	(522,252)
	791,095	491,254
Exchange (gain) / loss, net	**(97,285)**	1,562
Fair value gain on an interest rate swap *	**(18,316)**	(14,061)
	675,494	478,755

* To hedge against its interest rate risk on long-term loans, Tuoketuo Power Company has entered into an interest rate swap, which is carried at fair value. However, since the swap does not meet the definitions of an effective hedge under IAS 39, the change in its fair value is included in the income statement.

26. Taxation

	2005	2004
Current tax	**859,880**	914,994
Deferred tax	**(46,586)**	4,818
Tax charge	**813,294**	919,812

Enterprise income tax is provided on the basis of the statutory profit for financial reporting purposes, adjusted for income and expense items, which are not assessable or deductible for income tax purposes. Except for Tuoketuo Power Company, Liancheng Power Company and Huaze Hydropower Company, the applicable PRC enterprise income tax rate for the Company and its Subsidiaries is 33%.

(All amounts expressed in thousands of Rmb unless otherwise stated)

26. Taxation (Cont'd)

Pursuant to document Guo Ban Fa [2001] 73 issued by State Council of PRC and document Cai Shui [2001] 202 issued by the State Administration of Taxation of PRC, Tuoketuo Power Company and Liancheng Power Company, as enterprises set up in the western area of PRC and engaged in a business encouraged by the government, have been granted a tax concession to pay PRC income tax at a preferential rate of 15% from 2001 to 2010. As newly set up domestic invested enterprises engaged in power generation in the western area of PRC, Tuoketuo Power Company and Liancheng Power Company are exempted from PRC enterprise income tax during the first and second years of operation and have been granted a tax concession to pay PRC enterprise income tax at 50% of the preferential rate during the third to fifth year of operation. Tuoketuo Power Company started commercial operation in 2003. The applicable PRC enterprise income tax rates approved by the local tax authority in 2004 and 2005 are 0%. Liancheng Power Company started commercial operation in 2005. The applicable PRC enterprise income tax rate approved by the local tax authority in 2005 is 0%.

Pursuant to document Ji Zheng Han [2003] 126 issued by People's Government of Hebei Province and document Ji Guo Shui Fa [2003] 179 issued by State Administration of Taxation of Hebei Province, Huaze Hydropower Company, as an enterprise set up in the autonomous county started from 1 January 2003, is exempted from PRC enterprise income tax during the first to third year from the first tax profit year and has been granted a tax concession to pay PRC enterprise income tax at 50% of the tax rate during the fourth to sixth year. Huaze Hydropower Company has the tax profit since the year 2003. The applicable PRC enterprise income tax rates approved by the local tax authority in 2004 and 2005 are 0%.

(a) The taxation of the Company and its Subsidiaries differs from the theoretical amount that would arise by the statutory tax rate in the PRC. The reconciliation is shown as follows:

	2005	2004
Profit before taxation	**3,862,924**	3,663,352
Tax computed at the statutory tax rate of 33%	**1,274,765**	1,208,906
Add: Tax effect of non-tax deductible items	**11,832**	12,935
Less: Preferential tax rate impact on the income of subsidiaries	**(473,303)**	(302,029)
Tax charge	**813,294**	919,812

(All amounts expressed in thousands of Rmb unless otherwise stated)

26. Taxation (Cont'd)

(b) The movement in deferred tax assets during the year is as follows:

	Company and its Subsidiaries					
	2005					2004
	Preliminary expenses	Depreciation	Fair value loss of an interest rate swap	Deductible operating loss	Total	Total
Beginning of year	26,743	18,203	24,668	5,933	75,547	49,842
Credited/(Charged) to net profit	31,693	16,932	(2,891)	(1,978)	43,756	25,705
End of year	58,436	35,135	21,777	3,955	119,303	75,547

	Company	
	2005	2004
Preliminary expenses		
Beginning of year	4,859	–
Credited to net profit	14,745	4,859
End of year	19,604	4,859

(All amounts expressed in thousands of Rmb unless otherwise stated)

26. Taxation (Cont'd)

(c) The movement in deferred tax liabilities during the year is as follows:

	Company and its Subsidiaries				
	2005				2004
	Deferred housing benefits	**Capitalised borrowing costs**	**Convertible bond**	**Total**	Total
Beginning of year	**5,472**	**84,554**	**65,302**	**155,328**	124,805
(Credited)/Charged to net profit	**(1,368)**	**15,878**	**(17,340)**	**(2,830)**	30,523
End of year	**4,104**	**100,432**	**47,962**	**152,498**	155,328

	Company				
	2005				2004
	Deferred housing benefits	**Capitalised borrowing costs**	**Convertible bond**	**Total**	Total
Beginning of year	**5,472**	**47,403**	**65,302**	**118,177**	87,423
(Credited)/Charged to net profit	**(1,368)**	**18,844**	**(17,340)**	**136**	30,754
End of year	**4,104**	**66,247**	**47,962**	**118,313**	118,177

(All amounts expressed in thousands of Rmb unless otherwise stated)

26. Taxation (Cont'd)

The amount of deferred tax assets and deferred tax liabilities shown in the consolidated balance sheets include the following:

	2005	2004
Deferred tax assets:		
– Deferred tax assets to be recovered after more than 12 months	**66,537**	69,707
– Deferred tax assets to be recovered within 12 months	**52,766**	5,840
	119,303	75,547
Deferred tax liabilities:		
– Deferred tax liabilities to be settled after more than 12 months	**126,824**	136,165
– Deferred tax liabilities to be settled within 12 months	**25,674**	19,163
	152,498	155,328

27. Related Party Transactions

(i) The related parties of the Company and its Subsidiaries are as follows:

Name of related parties	Nature of relationship
Related parties in which the Company has no equity interest	
China Datang	Substantial Shareholder
Tianjin Jinneng Investment Company	Shareholder
Beijing Energy Investment Company	Shareholder
Hebei Construction Investment Company	Shareholder
Other State-owned Enterprises	Related parties of the Company

(All amounts expressed in thousands of Rmb unless otherwise stated)

27. Related Party Transactions (Cont'd)

(i) The related parties of the Company and its Subsidiaries are as follows: (cont'd)

Name of related parties	Nature of relationship
Related party in which the Company has equity interest	
NCEPR	Associate
Datang Texin	Associate
Pengshui Hydropower Company	Associate
Daba Power Company	Associate
Tashan Coal Mine	Associate
Datang Finance	Associate

(ii) The following is a summary of the major related party transactions undertaken by the Company and its Subsidiaries during the year.

	Note	2005	2004
Ash disposal fee to China Datang	(a)	**57,892**	57,892
Rental fee to China Datang	(b)	**7,228**	7,228
Technical supervision, assistance and testing service fee to NCEPR	(c)	**49,174**	54,212
Heat revenue from Datang Texin	(d)	**34,833**	14,921
Fuel management fee to China Datang	(e)	**5,229**	6,268
Sales of a project to China Datang	(f)	**210,615**	–
Acquisition of Tangshan Power Plant from China Datang	(g)	**157,000**	–
Interest expense to Datang Finance	(h)	**263**	–

(a) The ash disposal fee was determined based on ash disposal operating costs, taxes, depreciation of ash yards and a profit margin at 5% to 10% of the total costs incurred by China Datang.

(b) The Company has leased buildings of 141,671 (2004 – 141,671) square metres from China Datang for an annual rental rate of approximately Rmb7 million in 2005 (2004 – Rmb7 million).

(c) NCEPR provides technical supervision, assistance and testing services to the Company and its Subsidiaries in relation to the power generation equipment and facilities. Pursuant to the Technical Supervision Services Contract, such services are charged at a pre-determined rate based on the installed capacity of the Company and its Subsidiaries.

(All amounts expressed in thousands of Rmb unless otherwise stated)

27. Related Party Transactions (Cont'd)

(ii) The following is a summary of the major related party transactions undertaken by the Company and its Subsidiaries during the year. (cont'd)

(d) Part of the Company's sales of heat for the year was made to Datang Texin. As at 31 December 2005, the balance due from Datang Texin amounted to Rmb10,117,000 (31 December 2004 – 4,528,000), and was unsecured, non-interest bearing and included in accounts receivable.

(e) In 2005, China Datang provided fuel management and developing services to the Company. These services were charged at Rmb0.30 (2004 – 0.50) per ton of coal purchased. As at 31 December 2005, no balance due to China (31 December 2004 – 6,268,000), and was included in other payables.

(f) Based on the agreement signed with China Datang on 24 August 2005, the Company transferred an office project to China Datang. The transfer price was approximately Rmb210,615,000, which represented the costs incurred by the Company in this project.

(g) In 2004, Tangshan Thermal Power Company, a subsidiary of the Company and China Datang entered into an agreement under which Tangshan Thermal Power Company agreed to acquire the net assets of Tangshan Power Plant from China Datang. After obtaining all necessary government approvals on the transaction and the payment of the consideration of Rmb157 million, the above acquisition became effective on 20 June 2005.

(h) As discussed in Note 18, as at 31 December 2005, the Company and its Subsidiaries had a loan payable to Datang Finance totalling approximately Rmb187 million (31 December 2004 – nil).

(i) As discussed in Notes 17 and 18 above, NCG and the minority shareholders of the Company's subsidiaries had provided guarantees for the Company and its subsidiaries' loans totalling approximately Rmb5,308 million as at 31 December 2005 (31 December 2004 – Rmb8,192 million). Pursuant to the Entities Transfer Agreement, China Datang will assume all of NCG's obligations in relation to the guarantees provided for by the Company and its Subsidiaries. The legal procedures of this arrangement were still in process as at 31 December 2005.

(j) As at 31 December 2005, the Company had provided guarantees for loans to its associates, Datang Texin, Pengshui Hydropower Company, Daba Power Company and Tashan Coal Mine, according to the Company's shareholding percentage in its associates totalling approximately Rmb905 million (31 December 2004 – Rmb1,115 million).

(k) In addition to the transactions identified above, there are other related companies owned/ managed by certain management personnel of the Company and its Subsidiaries, which provided property management, cleaning, transportation, and other services of approximately Rmb34,497,000 (2004 – Rmb35,307,000) to the Company and its Subsidiaries.

(All amounts expressed in thousands of Rmb unless otherwise stated)

27. Related Party Transactions (Cont'd)

(ii) The following is a summary of the major related party transactions undertaken by the Company and its Subsidiaries during the year. (cont'd)

(l) The PRC government controls a significant portion of the assets and a substantial number of entities in the PRC. The PRC government is the Company's ultimate controlling party. Apart from the transactions disclosed above, the Company and its Subsidiaries also conduct a majority of its business with state-controlled entities.

Many state-controlled entities have a multi-layered and complicated corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that the Company and its Subsidiaries have provided meaningful disclosure of related party transactions, with inclusion of the following disclosures of material transactions and balances with other state-controlled entities.

	2005	2004
Transactions with other state-controlled entities		
Sales of electricity	**17,892,564**	13,555,492
Sales of heat	**101,825**	28,247
Interest income from state-owned banks/non-bank financial institution	**40,051**	46,970
Interest expenses on loans borrowed from state-owned banks/non-bank financial institution	**1,626,519**	957,654
Purchase of property, plant and equipment (including construction-in-progress)	**14,004,560**	10,619,869
Purchases of fuel	**5,962,917**	3,730,108
Purchase of spare parts and consumable supplies	**497,662**	331,856
Drawdown of short-term loans from state-owned banks/non-bank financial institution	**13,969,896**	13,930,630
Repayment of short-term loans from state-owned banks/non-bank financial institution	**14,419,176**	10,811,904
Drawdown of long-term loans borrowed from state-owned banks/non-bank financial institution	**16,813,938**	8,914,847
Repayment of long-term loans borrowed from state-owned banks/non-bank financial institution	**4,162,392**	978,148
Other charges		
– Repair and maintenance services	**93,100**	84,320
– Transportation expenses	**900,837**	984,294

(All amounts expressed in thousands of Rmb unless otherwise stated)

27. Related Party Transactions (cont'd)

(ii) The following is a summary of the major related party transactions undertaken by the Company and its Subsidiaries during the year. (cont'd)

	2005		2004	
	Company and its Subsidiaries	**Company**	Company and its Subsidiaries	Company
Assets and liabilities with other state-controlled entities				
Short-term bank deposits and cash at bank in state-owned banks/non-bank financial institution	**1,029,339**	**782,437**	3,672,428	2,143,645
Prepayment for purchase of property, plant and equipment	**53,103**	**47,690**	38,632	18,160
Accounts payable for purchase of fuel	**670,281**	**383,507**	581,956	324,409
Accounts payable for purchase of spare parts and consumable supplies	**190,997**	**81,350**	105,681	37,983
Accounts payable for purchase of property, plant and equipment	**581,653**	**417,667**	95,397	17,665
Balance of short-term loans borrowed from state-owned banks/non-bank financial institution	**5,530,280**	**2,000,000**	5,979,560	900,000
Balance of long-term loans borrowed from state-owned banks/non-bank financial institution (including current portion)	**30,012,563**	**5,645,000**	17,361,017	2,215,000

	2005	2004
Guaranteed loans		
Loans guaranteed by		
– NCG	**1,459,923**	2,431,952
– Minority shareholders of subsidiaries	**3,848,190**	5,760,260

(All amounts expressed in thousands of Rmb unless otherwise stated)

27. Related Party Transactions (Cont'd)

(iii) Key Management Compensation

	2005	2004
Basic salaries and allowances	**869**	583
Bonus	**1,678**	1,109
Retirement benefits	**259**	404
Other benefits	**875**	411

28. Directors', Senior Managements' and Supervisors' Emoluments

(a) Details of directors' and supervisors' emoluments

The remuneration of every Director and Supervisor for the year ended 31 December 2005 is set out below:

Directors and Supervisors	Fees	Basic Salaries and Allowances	Bonus	Retirement benefits	Others	Total
Zhang Yi	–	190	345	54	207	796
Yang Hongming	–	174	329	52	190	745
Zhang Jie	–	174	329	52	173	728
Shi Xiaofan	–	154	295	51	151	651
	–	692	1,298	209	721	2,920

The remuneration of every Director and Supervisor for the year ended 31 December 2004 is set out below:

Directors and Supervisors	Fees	Basic Salaries and Allowances	Bonus	Retirement benefits	Others	Total
Zhang Yi	–	179	171	122	179	651
Yang Hongming	–	161	156	111	150	578
Zhang Jie	–	148	167	87	28	430
Shi Xiaofan	–	146	160	84	149	539
	–	634	654	404	506	2,198

(All amounts expressed in thousands of Rmb unless otherwise stated)

28. Directors', Senior Managements' and Supervisors' Emoluments (Cont'd)

(a) Details of directors' and supervisors' emoluments (cont'd)

Except for the above directors and supervisors, no other directors or supervisors received any emoluments, in any form, from the Company during the year ended 31 December 2005 and 2004.

There is no special bonus for directors and supervisors during the year ended 31 December 2005 (2004 – nil).

No director or supervisor had waived or agreed to waive any emoluments during the year ended 31 December 2005 (2004 – nil).

(b) Details of emoluments paid to the five highest paid individuals including directors and senior management

The five individuals whose emoluments were the highest for the year include two (2004: two) directors. The emoluments of the five individuals whose emoluments were the highest are as followings:

	2005	2004
Basic salaries and allowances	**886**	807
Bonus	**1,662**	835
Retirement benefits	**261**	502
Other benefits	**1,110**	407

For the year ended 31 December 2005 and 2004, no emoluments were paid to directors, supervisors or the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office.

For the year ended 31 December 2005 and 2004, the annual emoluments paid to each of the directors, supervisors and the five highest paid individuals did not exceed Rmb1,040,000 (equivalent to HK$1,000,000).

(All amounts expressed in thousands of Rmb unless otherwise stated)

29. Dividends

On 27 March 2006, the Board of Directors proposed a dividend of Rmb0.228 per share, totalling approximately Rmb1,177,130,000 for the year ended 31 December 2005. The proposed dividends distribution is subject to the shareholders' approval in their next general meeting.

On 28 March 2005, the Board of Directors proposed a dividend of Rmb0.22 per share, totalling approximately Rmb1,135,827,000 for the year ended 31 December 2004. The proposed dividends distribution was approved by the shareholders in their general meeting date 21 June 2005.

30. Earnings Per Share and Dividend Per Share

The calculation of basic earnings per share for the year ended 31 December 2005 was based on the profit attributable to equity holders of the Company of approximately Rmb2,351,056,000 (2004 – Rmb2,292,584,000) and on the weighted average number of 5,162,849,000 shares (2004 – 5,162,849,000 shares) in issue during the year.

The diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The convertible debt is assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expenses less the tax effect.

	2005	2004
Profit attributable to equity holders of Company (Rmb '000)	**2,351,056**	2,292,584
Interest expense on convertible bonds (net of tax) (Rmb '000)	**38,639**	37,421
Profit used to determine diluted earnings per share (Rmb '000)	**2,389,695**	2,330,005
Weighted average number of ordinary shares in issue (shares in thousand)	**5,162,849**	5,162,849
Adjustments for assumed conversion of convertible debt (shares in thousand) *	**222,127**	215,813
Weighted average number of ordinary shares for diluted earnings per share (shares in thousand)	**5,384,976**	5,378,662
Diluted earnings per share (Rmb)*	**0.44**	0.43

* On 20 May 2005, the Company adjusted the conversion price from HKD5.558 per share to HKD5.4 per share. According to the adjusted conversion price, the adjustment for assumed conversion of convertible debt in 2004 would be 222,127,000, and the diluted earnings in 2004 would be Rmb0.43 per share.

Proposed dividends per share for the year ended 31 December 2005 were calculated based on the proposed dividends of approximately Rmb1,177,130,000 (2004 – Rmb1,135,827,000) divided by the number of 5,162,849,000 shares (2004 – 5,162,849,000 shares) in issue as at 31 December 2005.

(All amounts expressed in thousands of Rmb unless otherwise stated)

31. Notes to Statement of Cash Flows

(a) Reconciliation of profit before taxation to cash generated from operations

	2005	2004
Profit before taxation	**3,862,924**	3,663,352
Adjustments for:		
Depreciation of property, plant and equipment	**2,774,097**	2,092,630
Fair value gain on an interest rate swap	**(18,316)**	(14,061)
Amortisation of goodwill	**–**	5,592
Amortisation of staff housing benefits	**56,618**	37,347
Loss on disposals of property, plant and equipment	**39,177**	33,912
Gain on disposals of available-for-sale investments	**(36,285)**	(433)
Interest income	**(40,051)**	(46,970)
Interest expenses	**791,095**	491,254
Exchange gain	**(97,285)**	–
Dividend income	**(45,298)**	(18,783)
Share of loss from associates	**1,273**	3,697
Operating profit before working capital changes	**7,287,949**	6,247,537
Increase in current assets:		
Inventories	**(302,052)**	(99,780)
Other receivables and current assets	**(73,364)**	(88,573)
Accounts receivable	**(93,910)**	(254,061)
Notes receivable	**(64,829)**	–
Increase/(decrease) in current liabilities:		
Accounts payable and accrued liabilities	**267,538**	250,458
Taxes payable	**(230,892)**	41,737
Cash provided by operations	**6,790,440**	6,097,318

(b) Significant non-cash transactions

The Company and its Subsidiaries incurred additional payables of approximately Rmb941 million (2004 – Rmb792 million) to contractors and equipment suppliers for construction-in-progress during the year ended 31 December 2005.

(All amounts expressed in thousands of Rmb unless otherwise stated)

31. Notes to Statement of Cash Flows (Cont'd)

(c) Undrawn borrowing facilities

The undrawn borrowing facilities in Rmb and USD available to settle the Company's capital commitments for investments in subsidiaries and associates and construction of electricity utility plants as at 31 December 2005 were as follows.

	Company and its Subsidiaries		Company	
	2005	2004	**2005**	2004
Expiring within one year	**30,792,800**	29,286,260	**30,779,800**	28,986,260
Expiring beyond one year	**32,340,070**	35,432,164	**32,340,070**	35,132,164
	63,132,870	64,718,424	**63,119,870**	64,118,424

32. Commitments

(a) Capital commitments

As at 31 December 2005, the Company had capital commitments related to investments in subsidiaries and associates amounted to Rmb7,084 million (31 December 2004 – Rmb8,908 million). In addition, capital commitments of the Company and its Subsidiaries in relation to the construction and renovation of the electricity utility plants not provided for in the balance sheets were as follows:

	Company and its Subsidiaries		Company	
	2005	2004	**2005**	2004
Authorised and contracted for	**22,229,222**	17,142,577	**4,503,082**	1,743,275
Authorised but not contracted for	**6,796,540**	9,216,942	**1,361,598**	–
	29,025,762	26,359,519	**5,864,680**	1,743,275

(All amounts expressed in thousands of Rmb unless otherwise stated)

32. Commitments (Cont'd)

(b) Operating lease commitments

Operating lease commitments extending to November 2016 in relation to buildings were as follows:

	Company and its Subsidiaries	
	2005	2004
Amount repayable		
Within one year	**13,505**	9,599
Between one to five years	**32,012**	28,868
Over five years	**43,302**	50,519
	88,819	88,986

33. Contingent liabilities

	Company and its Subsidiaries		Company	
	2005	2004	**2005**	2004
Guarantee for loan facilities				
– granted to associates	**905,350**	1,115,200	**905,350**	1,115,200
– granted to joint venture	**–**	–	**65,000**	–
– granted to subsidiaries	**–**	–	**7,352,953**	10,775,946
	905,350	1,115,200	**8,323,303**	11,891,146

Based on historical experience, no claims have been made against the Company and its Subsidiaries since the dates of granting the financial guarantees described above.

(All amounts expressed in thousands of Rmb unless otherwise stated)

34. Subsequent Event

On 8 January 2006, the Company entered into the Investment Agreement with Hebei Construction Investment Company for the purpose of constructing and operating the Wangtan Power Plant Project by establishing Hebei Datang International Wangtan Power Co., Ltd. (the "Wangtan Power Company"). The estimated registered capital of Wangtan Power Company is approximately Rmb1,188,000,000. The Company holds a 70% interest in Wangtan Power Company. As at December 2005, no investment has been made by the Company in this investee. As at the reporting date, the Company has invested Rmb 315,000,000 in Wangtan Power Company.

On 25 January 2006, the Company entered into an Investment Agreement with Guangdong Nuclear Power Investment Company Limited for the purposes of constructing and operating the Ningde Nuclear Power Company Project by establishing Ningde Nuclear Power Company Limited (the "Ningde Nuclear Power Company"). The estimated initial registered capital of Ningde Nuclear Power Company is approximately Rmb200,000,000. The Company holds a 49% interest in Ningde Nuclear Power Company. As at December 2005, no investment has been made by the Company in this investee. As at the reporting date, the Company had invested Rmb 98,000,000 in Ningde Nuclear Power Company.

35. Additional Financial Information

As at 31 December 2005, net current liabilities and total assets less current liabilities of the Company and its Subsidiaries amounted to approximately Rmb9,440 million (31 December 2004 – Rmb5,414 million) and Rmb51,406 million (31 December 2004 – Rmb38,431 million), respectively.

36. Prior Year Comparatives

Certain comparative figures of 2004 have been reclassified to conform to the presentation of financial statements for the year ended 31 December 2005.

In 2005, the Company and its Subsidiaries adopted the revised / new standards and interpretations of IFRS (Note 2(a)), which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

Corporate Information

REGISTERED NAME OF THE COMPANY
大唐國際發電股份有限公司

ENGLISH NAME OF THE COMPANY
Datang International Power Generation Company Limited

REGISTERED ADDRESS OF THE COMPANY
No. 482 Guanganmennei Avenue
Xuanwu District
Beijing
People's Republic of China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG
c/o Simmons & Simmons
35th Floor, Cheung Kong Center
2 Queen's Road Central
Central
Hong Kong

LEGAL REPRESENTATIVE
Zhai Ruoyu

AUTHORISED REPRESENTATIVES
Zhai Ruoyu, Zhang Yi

COMPANY SECRETARY
Yang Hongming

PRINCIPAL BANKERS
In the PRC:
Industrial and Commercial Bank of China, Xuanwu Branch
No. 3 Nanbinhe Road
Xuanwu District
Beijing
People's Republic of China

Outside the PRC:
Bank of China, Hong Kong Branch
One Garden Road
Central
Hong Kong

AUDITORS
PricewaterhouseCoopers
22nd Floor, Prince's Building
Central
Hong Kong

LEGAL ADVISORS
as to PRC law:
Hao Tian Law Office
5A Hanwei Plaza
No. 7 Guanghua Road
Chaoyang District
Beijing
People's Republic of China

as to Hong Kong and English law:
Simmons & Simmons
35th Floor, Cheung Kong Center
2 Queen's Road Central
Central
Hong Kong
and
Simmons & Simmons
CityPoint
One Ropemaker Street
London EC2Y 9SS
United Kingdom

LISTING INFORMATION

H Shares
The Stock Exchange of Hong Kong Limited
Code: 0991

H Shares
The London Stock Exchange Limited
Code: DAT

SHARE REGISTER AND TRANSFER OFFICE

Computershare Hong Kong
Investor Services Limited
46/F, Hopewell Center
183 Queen's Road East
Wanchai
Hong Kong

INFORMATION OF THE COMPANY

Available at:
The secretary office of the Board
Datang International Power Generation Company Limited
No. 482 Guanganmennei Avenue
Xuanwu District
Beijing
People's Republic of China
and
Rikes Communications Limited
Room 1312, Wing On Centre
111 Connaught Road Central
Hong Kong

Glossary of Terms

The following terms have the following meaning in this annual report, unless otherwise required by the context.

"North China Power"	The power transmission network covering Beijing, Tianjin, Hebei Province, Shanxi Province and Inner Mongolia Autonomous Region
"Installed capacity"	The highest level of electrical output which a power plant is designed to be able to maintain continuously without causing damage to the plant
"Gross generation"	For a specified period, the total amount of electrical power produced by a power plant in that period including electrical power consumed in the operation of the power plant
"Total on-grid generation"	The amount of power transmitted to a power network from a power plant as measured by the grid meter
"Equivalent availability factor"	For a specified period and a given power plant, the ratio (usually expressed as a percentage) of the number of available hours in that period (reduced, in the case of hours in which the attainable generating capacity of such plant is less than the installed capacity, by the proportion of installed capacity not so attainable) to the total number of hours in that period
"Utilisation hours"	For a specified period, the number of hours it would take for a power plant operating at installed capacity to generate the amount of electricity actually produced in that period.
"MW"	1,000,000 watts
"kWh"	A unit of power generation equivalent to the output generated by 1,000 watts of power in one hour
"MWh"	A unit of power generation equivalent to the output generated by 1,000,000 watts of power in one hour